AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1997
                                                 REGISTRATION NO. 333-21321
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                 AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                              REGISTRATION STATEMENT
                                      Under
                             THE SECURITIES ACT OF 1933

                               -----------------

                          LOUIS DREYFUS NATURAL GAS CORP.
              (Exact name of Registrant as specified in its charter)

             OKLAHOMA                                          73-1098614
     (State or jurisdiction of                               (I.R.S. Employer
   incorporation or organization)                            Identification No.)

                          14000 QUAIL SPRINGS PARKWAY, SUITE 600
                             OKLAHOMA CITY, OKLAHOMA 73134
                                    (405) 749-1300
                (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                  PETER B. FRITZINGER
                          14000 QUAIL SPRINGS PARKWAY, SUITE 600
                             OKLAHOMA CITY, OKLAHOMA 73134
                                    (405) 749-1300
            (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                        COPY TO:
  MICHAEL M. STEWART                                    JOHN W. WHITE
  CROWE & DUNLEVY, A PROFESSIONAL CORPORATION           CRAVATH, SWAINE & MOORE
  1800 MID-AMERICA TOWER                                WORLDWIDE PLAZA
  20 NORTH BROADWAY                                     825 EIGHTH AVENUE
  OKLAHOMA CITY, OKLAHOMA 73102                         NEW YORK, NEW YORK 10019
  (405) 235-7700                                        (212) 474-1000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

The following legend will appear in the left margin of the following cover page of the Prospectus:

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to Completion
March __, 1997

PROSPECTUS

5,500,000 SHARES

LOUIS DREYFUS NATURAL GAS CORP.

COMMON STOCK
($.01 PAR VALUE)

Of the shares of Common Stock, $.01 par value per share (the "Common Stock"), being offered, 2,750,000 shares are being sold by Louis Dreyfus Natural Gas Corp. (the "Company"), and 2,750,000 shares are being sold by the Selling Shareholder. See "Selling Shareholder and Principal Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder.

Of the shares being offered, 4,675,000 shares are being offered in the United States and Canada (the "U.S. Offering") and 825,000 shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and, collectively with the U. S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closings of the U.S. Offering and International Offering are conditioned upon each other.

The Common Stock is listed on the New York Stock Exchange under the symbol "LD." On March 14, 1997, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $15.62 per share. See "Price Range of Common Stock and Dividend Policy."

SEE "RISK FACTORS" COMMENCING ON PAGE 9 OF THIS PROSPECTUS FOR A DESCRIPTION
OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

___________________________________________________________________________________________
                                                                      PROCEEDS TO
                   PRICE TO       UNDERWRITING    PROCEEDS TO         SELLING
                   PUBLIC         DISCOUNT        COMPANY(1)          SHAREHOLDER(1)
Per Share. . . . . $              $               $                   $
Total (2) . . . . .$              $               $                   $

___________________________________________________________________________________________

(1) Before deducting offering expenses estimated at $350,000, all of which are payable by the Company.

(2) The Selling Shareholder has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 825,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting
    Discount and Proceeds to Selling Shareholder will be $           , $
    and $          , respectively.  See "Underwriting."

The shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about                   , 1997.

SALOMON BROTHERS INC
        CREDIT SUISSE FIRST BOSTON
                      HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                    INCORPORATED
                                               MORGAN STANLEY & CO.
                                                      INCORPORATED

The date of this Prospectus is                              , 1997.

Map of southwestern United States indicating by use of shaded areas and symbols the Company's properties in relation to the general location of known oil and gas producing geological formations.






















































CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE THE MARKET PRICE THEREOF, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF ANY SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS WILL NOT BE EXERCISED. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO THE "COMPANY" REFER TO LOUIS DREYFUS NATURAL GAS CORP. (INCLUDING ITS SUBSIDIARIES AND PREDECESSORS) AND REFERENCES TO S.A. LOUIS DREYFUS ET CIE REFER TO S.A. LOUIS DREYFUS ET CIE AND ITS SUBSIDIARIES (OTHER THAN THE COMPANY AND ITS SUBSIDIARIES). S.A. LOUIS DREYFUS ET CIE IS ALSO REFERRED TO HEREIN AS THE "SELLING SHAREHOLDER." INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH IN "RISK FACTORS." CERTAIN CAPITALIZED
AND OTHER TERMS RELATING TO THE OIL AND GAS INDUSTRY ARE DEFINED IN
"CERTAIN DEFINITIONS."

                               THE COMPANY

GENERAL

    Louis Dreyfus Natural Gas Corp. (the "Company") is a large independent energy company engaged in the acquisition, development and exploration of natural gas and oil properties, and in the production and marketing of natural gas and crude oil. The Company's reserve base is primarily located in the Sonora area of West Texas, the Mid-Continent region, the Permian Basin, and the Texas Gulf Coast. As of December 31, 1996, the Company had proved reserves of 990 Bcfe with a Present Value of $1.1 billion. The Company operates over 84% of its reserves, of which 86% is natural gas and 83% is proved developed. The Company has a long-lived asset base with a reserve life of 13.2 years at December 31, 1996.

    The Company has grown its production and reserves primarily through low cost acquisitions and development drilling. Since 1990, the Company has completed a significant number of reserve acquisitions including three acquisitions ranging in size from $87 million to $180 million. Through its acquisition and leasing programs, the Company has accumulated interests in
1.4 million gross acres with 1,200 potential drilling locations, of which 343 have been assigned proved undeveloped reserves. The Company has exploited its properties through an aggressive development drilling program, achieving a drilling success rate of 96% since 1990. More recently, the Company has emphasized exploratory drilling as an integral component of its operating strategy. During 1996, the Company achieved success in this effort, as evidenced by its completion of 18 of 25 exploratory wells.

    The Company's balanced strategy of acquisitions and growth through drilling has enabled the Company to replace 408% of its production since 1990 at an average finding cost of $.71 per Mcfe. By increasing its production and reserves, the Company has significantly grown its earnings per share and cash flow as outlined in the table below:

                                                                                                       COMPOUND
                                                       YEARS ENDED DECEMBER 31,                         ANNUAL
                                --------------------------------------------------------------------    GROWTH
                                  1991        1992        1993        1994        1995        1996       RATE
                                --------    --------    --------    --------    --------    --------     -----
Production (MMcfe).............   19,985      28,650      43,179      54,321      61,434      75,004     30.3%

Proved reserves (MMcfe)........  211,478     376,521     627,222     689,924     876,076     990,179     36.2

Earnings per share............. $    .09    $    .09    $    .11    $    .39    $    .40    $    .76     53.2

Net cash provided by
  operating activities (M$).... $ 16,514    $ 22,272    $ 52,666    $ 80,894    $ 89,515    $101,761     43.9

BUSINESS STRATEGY

    The Company's business strategy is to generate strong and consistent growth in reserves, production, earnings and cash flow. The Company implements this strategy through the following:

    EXPANDED EXPLORATION PROGRAM. Stepped up exploration activity in the Company's core regions exposes the Company to higher potential production and reserve additions. The Company has a staff of 22 geoscientists and reservoir engineers who have extensive experience in the use of advanced technologies, including 3-D seismic analysis, computer aided mapping and reservoir simulation modeling. During 1996, the Company invested $15 million in connection with exploration prospects, including drilling, seismic data collection and lease acquisitions. Approximately $7 million of the 1996 exploration budget was used for early stage lease acquisitions and seismic data collection, which have created a foundation for an expanded exploration program in 1997 and 1998. The Company has allocated $25 million, or 25%, of its current capital budget for additional exploration activities in 1997.

    GROWTH THROUGH DRILLING.  In 1994, 1995 and 1996, the Company replaced
    116%, 120% and 153%, respectively, of its production through the drilling of 745 gross (450 net) wells, adding 251 Bcfe of proved reserves (including revisions of previous estimates). The Company conducts development drilling in areas where multiple productive oil and gas bearing formations are likely to be encountered, thus reducing dry hole risk.

    STRATEGIC ACQUISITIONS. Since January 1, 1990, the Company has grown rapidly by investing $629 million to acquire approximately 1 Tcfe of proved reserves at an average acquisition cost of $0.66 per Mcfe. The Company believes the cost of these acquisitions compares favorably to industry averages. The acquisitions have been geographically concentrated in the core regions where the Company possesses considerable operating expertise and realizes economies of scale. The Company principally targets acquisitions which have significant development potential, are in close proximity to existing properties, have a high degree of operatorship and can be integrated with minimal incremental administrative cost.

    PRICE RISK MANAGEMENT. The Company manages a portion of the risks associated with decreases in prices of natural gas and crude oil through long-term fixed-price physical delivery contracts and financial contracts. Since 1990, the Company has generated $41 million in additional revenues through its price risk management strategies. At December 31, 1996, the pre-tax present value (discounted at 10%) of the future net revenues for such contracts, based on the difference between contract prices and forward market prices, was approximately $190 million. These fixed-price contracts provide a base of predictable cash flows for a portion of the Company's gas and oil sales, thereby enabling the Company to pursue its capital expenditures with a greater degree of assurance. Recently, a lesser portion of the Company's production has been hedged due to the Company's reluctance to sell into a forward market where prices trend down or are essentially flat over the next several years. In 1996, 53% of the Company's production was sold pursuant to fixed-price contracts, reduced from 83% in 1995.

    The address of the Company's principal executive offices is 14000 Quail Springs Parkway, Suite 600, Oklahoma City, Oklahoma 73134, and its telephone number at such address is (405) 749-1300.

                                  THE OFFERING

Common Stock offered by:
    The Company
         U.S. Offering ............................    2,337,500 shares
         International Offering ...................      412,500 shares
           Total ..................................    2,750,000 shares
    Selling Shareholder
         U.S. Offering ............................    2,337,500 shares (1)
         International Offering ...................      412,500 shares (1)
           Total ..................................    2,750,000 shares (1)
Common Stock outstanding before the Offerings .....   27,801,500 shares (2)
Common Stock outstanding after the Offerings ......   30,551,500 shares (1)(2)
Use of Proceeds ...................................   Initially to reduce the outstanding balance of its
                                                      revolving credit facility and subsequently the Company
                                                      intends to use the increased availability thereunder for
                                                      increased exploratory and development drilling, acquisitions of oil and gas reserves, recompletion and reworking of
                                                      existing wells and other corporate purposes.
NYSE Symbol .......................................   LD

---------------------------

(1) Does not include up to 825,000 shares of Common Stock which may be sold by the Selling Shareholder pursuant to the Underwriters' over-allotment options. See "Underwriting."

(2) Does not include 992,500 shares of Common Stock reserved for issuance pursuant to outstanding options granted under the Company's Stock Option Plan.

                           FORWARD-LOOKING STATEMENTS

         All statements in this Prospectus concerning the Company other than purely historical information (collectively "Forward-Looking Statements") reflect the current expectations of management and are based on the Company's historical operating trends, its proved reserve and Fixed-Price Contracts (as defined elsewhere herein) positions as of December 31, 1996 and other information currently available to management. These statements assume, among other things, that no significant changes will occur in the operating environment for the Company's oil and gas properties and that there will be no material acquisitions or divestitures except as disclosed herein. The Company cautions that the Forward-Looking Statements are subject to all the risks and uncertainties incident to the acquisition, development and marketing of, and exploration for, oil and gas reserves. These risks include, but are not limited to, commodity price risk, environmental risk, drilling risk, reserve, operations and production risk, and counterparty risk. Many of these risks are described elsewhere herein. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Moreover, the Company may make material acquisitions, modify its Fixed-Price Contract positions by entering into new contracts or terminating existing contracts, or enter into financing transactions. None of these can be predicted with certainty and, accordingly, are not taken into consideration in the Forward-Looking Statements made herein. For all of the foregoing reasons, actual results may vary materially from the Forward-Looking Statements and there is no assurance that the assumptions used are necessarily the most likely.

                                SUMMARY FINANCIAL DATA

    The summary financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere herein. The summary financial data as of December 31, 1992, 1993, and 1994, and for the years ended December 31, 1992 and 1993, have been derived from audited consolidated financial statements of the Company previously filed with the Securities and Exchange Commission but not contained or incorporated herein.


                                                                            YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------------------------------------
                                                       1992            1993           1994            1995             1996
                                                   -----------     ------------   ------------     ----------      -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Oil and gas sales..............................   $    59,821    $    92,912    $    138,584    $    163,366    $    185,558
Other income (loss)............................           630          2,269           1,953            (418)          3,947
                                                  -----------    -----------    ------------    ------------    ------------
     Total revenues............................        60,451         95,181         140,537         162,948         189,505
                                                  -----------    -----------    ------------    ------------    ------------
Operating costs................................        16,217         26,715          33,713          35,352          44,615
General and administrative.....................         6,448         11,822          15,309          16,631          16,325
Exploration costs..............................            --             --              --              --           4,965
Depreciation, depletion and amortization.......        25,148         38,649          53,321          57,796          65,278
Impairment of oil and gas properties (1).......            --             --           5,300          15,694              --
Interest.......................................         9,939         14,364          16,856          21,736          26,822
                                                  -----------    -----------    ------------    ------------    ------------
     Total expenses............................        57,752         91,550         124,499         147,209         158,005
                                                  -----------    -----------    ------------    ------------    ------------
Income before income taxes.....................         2,699          3,631          16,038          15,739          31,500
Income taxes...................................           820          1,371           5,292           4,722          10,398
                                                  -----------    -----------    ------------    ------------    ------------
Net income.....................................    $    1,879     $    2,260     $    10,746     $    11,017     $    21,102
                                                  -----------    -----------    ------------    ------------    ------------
                                                  -----------    -----------    ------------    ------------    ------------

Net income per share...........................    $      .09     $      .11     $       .39     $       .40     $       .76
Weighted average common shares outstanding.....        20,000         21,042          27,800          27,800          27,800

STATEMENT OF CASH FLOWS AND OTHER FINANCIAL
 DATA:
Net cash provided by operating activities......    $   22,272     $   52,666     $    80,894     $    89,515     $   101,761
Net cash used in investing activities..........       126,666        180,038         102,969         171,540         150,857
Net cash provided by financing activities......        98,450        138,559          13,701          80,629          55,261
EBITDA (2).....................................        40,096         59,228          94,844         111,809         123,915

                                                                                AS OF DECEMBER 31,
                                                  -----------------------------------------------------------------------------
                                                       1992            1993           1994            1995             1996
                                                   -----------     ------------   ------------     ----------      -----------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Oil and gas properties, net....................    $  260,451    $   432,842     $   483,214     $   584,900    $     652,257
Total assets...................................       290,354        481,488         528,261         634,937          733,613
Long-term debt, including current portion......       191,631        203,955         215,010         314,760          343,907
Stockholders' equity...........................        74,166        213,818         224,564         242,581          263,693

_____________________


    (1) The impairment for 1994 was recorded in connection with the sale of approximately one-half of the Company's ownership in an offshore property. The impairment for 1995 was recorded in connection with the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Fiscal Year 1995 Compared to Fiscal Year 1994 -- Impairment of Oil and Gas Properties."

    (2) EBITDA is defined herein as income (excluding gains and losses on sales and retirements of assets and non-cash charges) before interest, income taxes, and depreciation, depletion and amortization but after exploration costs ($5.0 million in 1996). EBITDA is a financial measure commonly used in the oil and gas industry as an indicator of a company's ability to service and incur debt. The Company's bank credit facility and the indenture agreement for the 9-1/4% Senior Subordinated Notes due 2004 include certain covenants based in part on EBITDA. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDA measures as presented may not be comparable to other similarly titled measures of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources and Liquidity."

                                                    SUMMARY OPERATING DATA

                                                                                YEARS ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------------
                                                          1992           1993            1994           1995           1996
                                                       ----------     ----------      ---------      ----------     ----------
OPERATING DATA:
OIL AND GAS SALES (M$):
Wellhead oil sales...................................  $   20,321     $   34,542      $  29,207      $   28,973     $   39,372
Effects of Fixed-Price Contracts (1).................          --          1,516          5,064           1,077         (3,198)
                                                       ----------     ----------      ---------      ----------     -----------
Total oil sales......................................  $   20,321     $   36,058      $  34,271      $   30,050         36,174
                                                       ----------     ----------      ---------      ----------     -----------
                                                       ----------     ----------      ---------      ----------     -----------
Wellhead natural gas sales:
     Sales under Sonora Gas Contract (2).............  $       --     $    4,108      $  39,408      $   49,500     $       --
     Other sales.....................................      37,878         56,803         55,945          60,573        148,244
                                                       ----------     ----------      ---------      ----------     -----------
     Total...........................................      37,878         60,911         95,353         110,073        148,244
Effects of Fixed-Price Contracts (1).................       1,622         (4,057)         8,960          23,243          1,140
                                                       ----------     ----------      ---------      ----------     -----------
Total natural gas sales..............................  $   39,500     $   56,854      $ 104,313      $  133,316     $  149,384
                                                       ----------     ----------      ---------      ----------     -----------
                                                       ----------     ----------      ---------      ----------     -----------
PRODUCTION:
Oil production (MBbls)...............................       1,082          2,106          1,873           1,695          1,849
Natural gas production (MMcf):
     Sold under Sonora Gas Contract (2)..............          --          1,076         10,247          12,692             --
     Other production................................      22,158         29,464         32,835          38,572         63,910
                                                       ----------     ----------      ---------      ----------     -----------
     Total...........................................      22,158         30,540         43,082          51,264         63,910
                                                       ----------     ----------      ---------      ----------     -----------
                                                       ----------     ----------      ---------      ----------     -----------
Total equivalent production (MMcfe)..................      28,650         43,179         54,321          61,434         75,004

Oil production hedged by Fixed-Price Contracts
     (MBbls).........................................          --            650          1,698           1,464          1,241
Gas production hedged by Fixed-Price Contracts
     (BBtu)..........................................      22,158         28,775         32,308          31,579         32,508

AVERAGE SALES PRICE:
Oil price (per Bbl):
     Wellhead price..................................  $    18.78     $    16.40      $   15.59      $    17.09          21.29
     Effects of Fixed-Price Contracts (1)............          --            .72           2.71             .64          (1.73)
                                                       ----------     ----------      ---------      ----------     -----------
     Total...........................................  $    18.78     $    17.12      $   18.30      $    17.73     $    19.56
                                                       ----------     ----------      ---------      ----------     -----------
                                                       ----------     ----------      ---------      ----------     -----------
     Average fixed price received under Fixed-Price
          Contracts..................................  $       --     $    19.89      $   20.15      $    19.12     $    19.53
     Net effective cash realization (3)..............          --            94%            92%             93%            96%
Natural gas price (per Mcf):
     Sales under Sonora Gas Contract (2).............  $       --     $     3.82      $    3.85      $     3.90             --
     Other wellhead sales............................        1.71           1.93           1.70            1.57           2.32
                                                       ----------     ----------      ---------      ----------     -----------
     Average price...................................        1.71           1.99           2.21            2.15           2.32
     Effects of Fixed-Price Contracts (1)............         .07           (.13)           .21             .45            .02
                                                       ----------     ----------      ---------      ----------     -----------
     Total...........................................  $     1.78     $     1.86      $    2.42      $     2.60     $     2.34
                                                       ----------     ----------      ---------      ----------     -----------
                                                       ----------     ----------      ---------      ----------     -----------
     Average fixed price received under Fixed-Price
          Contracts..................................  $     2.00     $     2.17      $    2.31      $     2.40     $     2.43
     Net effective cash realization (3)..............         94%            87%            89%             97%            97%
     Natural gas equivalent price (per Mcfe).........  $     2.09     $     2.15      $    2.55      $     2.66     $     2.47

EXPENSES AND COSTS INCURRED (PER MCFE):
Lease operating expenses.............................  $      .45     $      .50      $     .51      $      .47     $      .47
Production taxes.....................................         .12            .12            .11             .11            .12
General and administrative...........................         .23            .27            .28             .27            .22
Depreciation, depletion and amortization - oil and
      gas properties (4).............................         .85            .85            .92             .88            .82
Finding costs........................................         .67            .71            .92             .70            .71
_________________________


(1) Effects of Fixed-Price Contracts represent the hedging results from the Company's Fixed-Price Contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fixed Price Contracts."

(2) The Sonora Gas Contract is a wellhead take or pay gas contract which expired on December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Sonora Gas Contract."
(3) Represents the net effective cash price realized for the Company's hedged production as a percentage of the fixed prices in the Company's Fixed-Price Contracts. Natural gas results for 1996 do not include the effects of a $4.3 million basis loss. See "Management's Discussion and Analysis of Financial Condition and
     Results of Operations -- Fixed-Price Contracts -- Market Risk."
(4) Does not include impairment losses of $5.3 million and $15.7 million recorded for the years ended December 31, 1994 and 1995, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Fiscal Year 1995 Compared to Fiscal Year 1994."



                               SUMMARY RESERVE DATA

                                                                               AS OF DECEMBER 31,
                                                      ------------------------------------------------------------------------
                                                         1992           1993          1994             1995            1996
                                                      ---------    -----------     ---------       -----------    ------------
                                                                             (DOLLAR AMOUNTS IN THOUSANDS)
OIL AND GAS RESERVE DATA (1):
Net proved reserves:
       Gas (MMcf)....................................   272,691        502,018        574,025          753,919        849,199
       Oil (MBbls)...................................    17,305         20,867         19,317           20,360         23,497
       Total (MMcfe).................................   376,521        627,222        689,924          876,076        990,179
Reserve replacement ratio (2)........................      676%           714%           219%             430%           254%
Reserve life (in years)..............................      13.1           14.5           12.7             14.3           13.2
Estimated future net revenues including Fixed-
       Price Contracts (3)...........................  $757,650     $1,167,940     $1,219,760       $1,531,501     $2,417,430
Present Value including Fixed-Price Contracts (3)....   395,238        588,986        616,005          737,512      1,117,734
Present Value excluding Fixed-Price Contracts (3)....   294,441        455,362        358,766          524,354      1,303,709
___________________________________


(1) Includes for 1996, data relating to the Company's Levelland properties consisting of 34 Bcfe of reserves which were sold in January 1997 for $27.1 million (the "Levelland Sale").
(2) The reserve replacement ratio is a percentage determined by dividing the estimated reserves added during a year from exploration and development activities, acquisitions of proved reserves and revisions of previous estimates by the oil and gas volumes produced during that year.
(3) Estimated future net revenues and Present Value give no effect to federal or state income taxes attributable to estimated future net revenues. See "Business and Properties -- Reserves."

                               RISK FACTORS


     In addition to the other information set forth elsewhere in this Prospectus, the following factors should be considered when evaluating an investment in the shares of Common Stock offered hereby.

EFFECTS OF CHANGING OIL AND GAS PRICES; HEDGING RISKS

     The Company's future financial condition and results of operations are dependent upon the prices received for the Company's oil and gas production. Oil and gas prices have historically been volatile and are likely to continue to be volatile in the future. Prices for oil and gas are subject to fluctuations in response to relatively minor changes in supply, demand, market uncertainty and a variety of additional factors that are beyond the control of the Company. These factors include political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports, government regulations and taxes, the price and availability of alternative fuels, weather conditions and the overall economic environment.

     The Company has entered into long-term fixed-price physical delivery contracts, energy swaps, collars, futures contracts, basis swaps and options (collectively, "Fixed-Price Contracts") covering a significant portion of its anticipated future production from existing proved oil and gas reserves and may enter into similar arrangements in the future. Such arrangements reduce the Company's risk to declines in oil and gas prices, but also limit the Company's ability to benefit from any increase in those prices. For the year ended December 31, 1996, Fixed-Price Contracts covered 51% of the Company's natural gas production and 67% of its oil production. As of December 31, 1996, Fixed-Price Contracts hedged 349 Bcf of natural gas and 362 Mbbls of oil to be produced in future periods, which constitutes 41% and 2% of the estimated proved reserves of gas and oil, respectively, at such date. The Company's revenues are more sensitive to natural gas price changes because approximately 86% of its proved reserves on an equivalent unit of production basis at December 31, 1996 were natural gas. A significant portion of the Company's reserves are not covered by Fixed-Price Contracts, and any substantial or extended decline in the price of oil or gas would have a material adverse effect on the Company's financial condition and results of operations. Extended periods of low prices for oil or natural gas could affect the Company's willingness to complete planned drilling activities and would result in downward adjustments to its estimated reserves and/or future net revenues.

     This Prospectus contains estimates of the future net revenues and present value of the Company's Fixed-Price Contracts as of certain dates that are computed based on the difference between the prices provided by the Fixed-Price Contracts and forward market prices as of the specified date. Such estimates do not necessarily represent the fair market value of the Company's Fixed-Price Contracts or the actual future net revenues that will be received. The forward market prices for natural gas and oil are highly volatile, are dependent upon supply and demand factors in such forward market, and may not correspond to the actual market prices at the settlement dates of the Company's Fixed-Price Contracts. Such forward market prices are available in a limited over-the-counter market and are obtained from sources the Company believes to be reliable.

     The Company's hedging practices are subject to a number of risks, including credit and market risks.


     CREDIT RISK OF FIXED-PRICE CONTRACT COUNTERPARTIES. The counterparties to the Company's Fixed-Price Contracts are comprised of independent power producers, pipeline marketing affiliates, financial institutions, a municipality and S.A. Louis Dreyfus et Cie, among others. Should a counterparty to a contract default on a contract, there can be no assurance that the Company would be able to enter into a new contract with a third party on terms comparable to the original contract. The loss of a contract would subject a greater portion of the Company's oil and gas production to market prices and could adversely affect the carrying value of the Company's oil and gas properties and the amount of borrowing capacity available under the Company's revolving credit facility. For further description of counterparties to the Company's Fixed-Price Contracts, see "Business and Properties--Marketing--Counterparties."

     RISKS RELATED TO NIAGARA MOHAWK. The Company is a party to two Fixed-Price Contracts, both long-term physical delivery contracts, with independent power producers ("IPPs") which sell electrical power under firm, fixed-price contracts to Niagara Mohawk Corporation ("NIMO"), a New York state utility. The Company's Fixed-Price Contracts with such IPPs covered an aggregate of 106 Bcf of natural gas as of December 31, 1996. At December 31, 1996, the net present value of the differential between the fixed prices provided by these contracts and forward market prices, as adjusted for basis and discounted at 10%, was $135 million, or 71% of such net present value attributable to all of the Company's Fixed-Price Contracts. This premium in the fixed prices in these contracts is not reflected in the Company's financial statements until realized. Such contracts contributed $.9 million to 1996 revenues. The ability of such IPPs to perform their obligations to the Company is largely dependent on the continued performance by NIMO of its power purchase obligations. NIMO has taken aggressive regulatory, judicial and contractual actions in recent years seeking to curtail power purchase obligations, including its obligations to the IPPs that are counterparties to the Company's Fixed-Price Contracts described above, and has further stated that its future financial prospects are dependent on its ability to resolve these obligations, along with a number of other matters. On March 10, 1997, NIMO announced that an agreement in principle had been reached with 19 IPPs, including those who are counterparties to the Company's contracts, to restructure or terminate numerous power purchase contracts. This agreement in principle is subject to negotiation of final agreements, regulatory and shareholder approvals and other conditions, and the specific terms of the proposed agreements with the Company's counterparties have not been disclosed to the Company. The Company is unable to determine the effect of these proposed agreements on the Company. However, to the extent NIMO is successful in reducing its obligations to purchase power from the Company's counterparties, the ability of such counterparties to continue to purchase natural gas from the Company under existing Fixed-Price Contracts may be adversely affected, which may in turn have an adverse effect on the Company.


     MARKET RISK. If the Company's proved reserves are produced at rates less than anticipated, the volumes specified under the Fixed-Price Contracts may exceed production volumes. In such case, the Company would be required to satisfy its contractual commitments at market prices in effect for each settlement period, which may be above the contract price, without a corresponding offset in wellhead revenue for any excess volumes.

While the Company expects future production volumes to be equal to or greater than the volumes provided in its contracts, there can be no assurance that it will produce such volumes. In addition, the differential between the floating price paid under each energy swap contract, or the cost of gas to supply physical delivery contracts, and the price received at the wellhead for the Company's production is termed "basis" and is the result of differences in location, quality, contract terms, timing and other variables. The effective price realizations that result from the Company's Fixed-Price Contracts are affected by changes in basis. For the years ended December 31, 1994, 1995 and 1996, the Company realized on an Mcf basis approximately 11%, 3% and 3% less than the prices specified in its natural gas Fixed-Price Contracts, respectively, due to basis. Such results do not include a $4.3 million basis loss recognized in the fourth quarter of 1995, discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fixed-Price Contracts -- Market Risk." For its oil production hedged by crude oil Fixed-Price Contracts, the Company realized approximately 8%, 7% and 4% less than the specified contract prices for such years, respectively. Basis movements can result from a number of variables, including regional supply and demand factors, changes in the Company's portfolio of Fixed-Price Contracts and the composition of the Company's producing property base. Basis movements are generally considerably less than the price movements affecting the underlying commodity, but their effect can be significant. The Company actively manages its exposure to basis movements and from time to time enters into contracts designed to reduce such exposure. However, there can be no assurance that fluctuations in basis will not occur in the future and that such fluctuations will not be significant.


     For a further discussion of risks associated with Fixed-Price Contracts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fixed-Price Contracts."

CUSTOMER CONCENTRATION

     The Company's oil and gas sales at the wellhead are sold under contracts with various purchasers. For the year ended December 31, 1994, gas sales to Lone Star Gas Company and GPM Gas Corporation approximated 28% and 10% of total revenues, respectively. Sales to Lone Star Gas Company in 1995 represented
30% of total revenues for that year. For the year ended December 31, 1996, gas sales to Valero Industrial Gas L.P., HPL Resources Corp. and GPM Gas Corporation approximated 18%, 13% and 11% of total revenues, respectively. While the Company believes that alternative purchasers are available, if necessary, to purchase its production at prices substantially similar to those being received from its current major customers, the loss of a significant customer could have a material adverse effect on the Company's results of operations and financial condition.


ESTIMATES OF RESERVES AND FUTURE NET CASH FLOWS

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. These estimates are based on various assumptions, including those prescribed by the Securities and Exchange Commission, and are inherently imprecise. Actual future production, cash flows, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimates. The Company's reserves and future cash flows may be subject to revisions, based upon production results, results of future development, oil and gas prices, performance of counterparties under Fixed-Price Contracts, operating and development costs and other factors.
Any downward adjustment in the Company's estimated reserves could adversely affect the Company's future prospects. For further information on reserves, future net revenues and the standardized measure of discounted future net cash flows, see Note 12 of the Notes to the Company's Consolidated Financial Statements.

CERTAIN OPERATIONAL RISKS

     The Company's operations are subject to the risks and uncertainties associated with drilling for, and production and transportation of, oil and gas. The Company must incur significant expenditures for the identification and acquisition of properties and for the drilling and completion of wells. Drilling activities are subject to numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. Exploratory drilling involves more risk than development drilling because it is designed to test formations which have not yet been assigned proved reserves. The Company's prospects for future growth and profitability will depend on its ability to replace current reserves through drilling, acquisitions, or both. The Company's ability to market its oil and gas production depends upon, among other factors, the availability and capacity of oil and gas gathering systems and pipelines, many of which are beyond the Company's control. In addition, Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and in demand could adversely affect the Company's ability to market its oil and gas production.

OPERATING HAZARDS AND UNINSURED RISKS

     The Company's operations are subject to the risks inherent in the oil and gas industry, including the risks of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental accidents such as oil spills, gas leaks, salt water spills and leaks, ruptures or discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The Company's operations may be materially curtailed, delayed or canceled as a result of numerous factors, including the presence of unanticipated pressure or irregularities in formations, accidents, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment.

In accordance with customary industry practice, the Company maintains insurance against some, but not all, of the risks described above. There can be no assurance that the levels of insurance maintained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the continued availability of insurance or its availability at commercially acceptable premium levels.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

     The Company's operations are subject to numerous federal and state laws and regulations relating to the drilling for and production of oil and gas, the protection of the environment and worker health and safety, including those relating to the discharge of pollutants into the environment, the handling and disposal of solid and hazardous wastes and the cleanup of properties contaminated by hazardous wastes and other materials. The Company has made and will continue to make expenditures to comply with environmental and health and safety requirements and other applicable laws and regulations. The Company believes that its operations and facilities comply in all material respects with applicable laws and regulations as currently in effect and that the existence and enforcement of such laws and regulations have no more restrictive effect on the Company's operations than on other similar companies in the oil and gas industry. Nonetheless, such laws and regulations affecting the Company and the oil and gas industry as a whole have generally become more stringent in recent years, often imposing greater liability on an increasing number of parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the effect or cost of compliance with such requirements or their effects on oil and gas use or prices. In addition, legislative proposals are frequently introduced in Congress and state legislatures which, if enacted, might significantly affect the oil and gas industry. In view of the many uncertainties that exist with respect to any legislative proposals, the effect on the Company of any legislation which might be enacted cannot be predicted. There can be no assurance that laws or regulations enacted in the future or changes to existing laws and regulations will not adversely affect the Company's business, financial condition or results of operations. For further information concerning governmental and environmental regulations affecting the Company, see "Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

COMPETITION

     The oil and gas industry is highly competitive. The Company competes in the areas of proved reserve and undeveloped acreage acquisitions and the development, production and marketing of oil and gas, as well as contracting for equipment and securing personnel, with major oil and gas companies, other independent oil and gas concerns, gas marketing companies and individual producers and operators. Many of these competitors have financial and other resources which substantially exceed those available to the Company. Competition in the regions in which the Company owns properties may result in occasional shortages or unavailability of drilling rigs and other equipment used in drilling activities as well as limited availability and access to pipelines. Such circumstances could result in curtailment of activities, increased costs, delays or losses in production or revenues or cause interests in oil and gas leases to lapse.

RELATIONSHIP WITH S.A. LOUIS DREYFUS ET CIE

     S.A. Louis Dreyfus et Cie beneficially owns 74.2%, and after the Offerings will beneficially own 58.5%, of the outstanding Common Stock of the Company and, through its ability to elect all directors of the Company, effectively controls all matters upon which stockholders vote and which relate to the management of the Company. The Company and S.A. Louis Dreyfus et Cie have in the past entered into significant intercompany transactions and agreements incident to their respective businesses and may continue to do so in the future. The Company and S.A. Louis Dreyfus et Cie have entered into a services agreement pursuant to which S.A. Louis Dreyfus et Cie provides various services to the Company upon request. It is the intention of S.A. Louis Dreyfus et Cie and the Company that the Company operate independently other than receiving services under the services agreement. For a description of the services provided and the transactions entered into between the Company and S.A. Louis Dreyfus, see "Business and Properties -- Relationship Between the Company and S.A. Louis Dreyfus et Cie." While S.A. Louis Dreyfus et Cie has advised the Company that it does not currently intend to engage in the acquisition and development of, or exploration for, oil and gas except through its beneficial ownership of Common Stock of the Company, the nature of the respective businesses of the Company and S.A. Louis Dreyfus et Cie may give rise to conflicts of interest between them. For a further description of the nature of the potential conflicts of interest between the Company and S.A. Louis Dreyfus et Cie, see "Business and Properties -- Potential Conflicts of Interest."

                           USE OF PROCEEDS

     The net proceeds from the sale of the 2,750,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $________, assuming a public offering price of $_______ per share. The Company will not receive any proceeds from the sale of Common Stock by the Selling
Shareholder.   The Company initially will use the net proceeds of the
Offerings to reduce the outstanding balance of its revolving credit facility. Subsequently, the Company intends to use the increased availability under its revolving credit facility for increased exploratory and development drilling, acquisitions of oil and gas reserves, recompletion and reworking of existing wells and other corporate purposes.

     The Company's revolving credit facility provides up to $300 million in borrowings and letters of credit, with letters of credit limited to $75 million of such availability (the "Commitment"). The Commitment reduces at the rate of $18.75 million per quarter commencing October 31, 1999 through July 31, 2003. Total borrowings and letters of credit under the credit facility are limited to the lesser of the Commitment and the "Oil and Gas Reserves Loan Value." The Oil and Gas Reserves Loan Value is a borrowing base calculation determined by a periodic valuation of the Company's oil and gas reserves and Fixed-Price Contracts. The Oil and Gas Reserves Loan Value was most recently reset in December 1996 at $330 million. The Company has relied upon the credit facility to provide funds for acquisitions and to provide letters of credit to meet the Company's margin requirements under Fixed-Price Contracts. As of December 31, 1996, the Company had $235 million of principal ($211 million as adjusted to reflect the application of the net proceeds from the Levelland Sale in January 1997) and $3.3 million of letters of credit outstanding under the credit facility and the effective interest rate for borrowings (after giving effect to interest rate swaps) was 6.3%.

                              CAPITALIZATION

     The following table sets forth as of December 31, 1996 (i) the total capitalization of the Company and (ii) the total capitalization of the Company as adjusted to give effect to the issuance and sale of the shares of Common Stock in the Offerings at an assumed public offering price of $________ per share and application of the net proceeds to the Company initially to reduce indebtedness under its revolving credit facility as set forth in "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


                                                      DECEMBER 31, 1996
                                                 ---------------------------
                                                   ACTUAL        AS ADJUSTED
                                                 -----------     -----------
                                                        (IN THOUSANDS)

Current portion of long-term debt. . . . . . .      $  --            $  --
                                                ------------     -----------
                                                ------------     -----------
Long-term debt:
   Revolving credit facility . . . . . . . . .       235,000                (1)
   Other bank debt . . . . . . . . . . . . . .        10,000          10,000
   9 1/4% Senior Subordinated Notes due 2004 .        98,907          98,907
                                                ------------     -----------
      Total long-term debt . . . . . . . . . .       343,907                (1)
                                                ------------     -----------

Stockholders' equity:
   Preferred stock, $.01 par value, 10,000,000
    shares authorized, none outstanding. . . .       --               --

   Common Stock, $.01 par value, 100,000,000
    shares authorized, 27,800,750 shares
    outstanding, 30,550,750 shares
    outstanding as adjusted. . . . . . . . . .           278             306

   Additional paid-in capital. . . . . . . . .       197,301
   Retained earnings . . . . . . . . . . . . .        66,114          66,114(1)
                                                ------------     -----------
      Total stockholders' equity . . . . . . .       263,693
                                                ------------     -----------
      Total capitalization . . . . . . . . . .      $607,600         $
                                                ------------     -----------
                                                ------------     -----------

______________________________

(1) After giving effect to the Levelland Sale in January 1997 and the application of the $24 million of net proceeds therefrom, the amount outstanding under the revolving credit facility and total long-term debt, as adjusted for the Offerings, would be $________ and $________, respectively, and retained earnings would be $71,639,000.

               PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the New York Stock Exchange ("NYSE") and traded under the symbol "LD". As of March 14, 1997, the Company had 27,801,500 shares of Common Stock outstanding, and the closing price of its Common Stock on the NYSE was $15.62 per share. The high and low sales prices for the Company's Common Stock during each quarter in the years ended December 31, 1995 and 1996 were as follows:

                                    1995                  1996
                             -----------------     -----------------
                              HIGH        LOW       HIGH        LOW
                             ------     ------     ------     ------
     QUARTER:
     First...............    $14.38     $11.25     $15.13     $10.38
     Second..............     16.50      13.88      15.13      10.75
     Third...............     15.00      12.00      15.75      13.25
     Fourth..............     15.63      13.00      18.00      15.00

     The Company has paid no dividends, cash or otherwise, subsequent to the date of the initial public offering of the Common Stock in November 1993. Certain provisions of the Company's bank credit facility and the indenture agreement for the Company's 9-1/4% Senior Subordinated Notes due 2004 restrict the Company's ability to declare or pay cash dividends unless certain financial ratios are maintained. Although it is not currently anticipated that any cash dividends will be paid on the Common Stock in the foreseeable future, the Board of Directors will review the Company's dividend policy from time to time. In determining whether to declare dividends and the amount of dividends to be declared, the Board will consider relevant factors, including the Company's earnings, its capital needs and its general financial condition.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     GENERAL. Since its acquisition by S.A. Louis Dreyfus et Cie in 1990, the Company's oil and gas reserves and production have grown significantly as the result of a number of proved reserve acquisitions and its active drilling program. The Company's business strategy is to generate strong and consistent growth in reserves, production, earnings and cash flow through a balanced program of exploration and development drilling and strategic acquisitions of oil and gas properties.

     Over the three-year period ended December 31, 1996, the Company acquired an aggregate 322 Bcfe for a total consideration of $191.4 million, or $.59 per Mcfe. The Company intends to continue its strategy of acquiring producing properties with significant development potential in its core regions.

     The Company has maintained an active drilling program over the three-year period ended December 31, 1996. The Company drilled 745 gross wells (450 net wells), with an overall drilling success rate of 96%, adding 251 Bcfe of reserves (including revisions of previous estimates) to its proved reserve base during this period. The year ended December 31, 1996, marked the third consecutive year that the Company had replaced its production by both its acquisition and drilling programs. Total finding costs (total costs incurred to acquire, explore and develop oil and gas properties divided by the increase in proved reserves through acquisitions of proved properties, extensions and discoveries, and revisions of previous estimates) over this three-year period averaged $.75 per Mcfe.

     Recently, the Company has increasingly emphasized exploratory drilling as an integral component of its operating strategy. During 1996, the Company invested $15 million in connection with exploration prospects, including drilling, seismic data collection and leasehold acquisition activities. The Company has allocated $25 million, or 25%, of its current capital budget for exploratory activities in 1997.

     From 1990 through 1993, the Company's portfolio of Fixed-Price Contracts hedged substantially all of its natural gas production. During that period, the Company entered into several Fixed-Price Contracts which contained attractive fixed natural gas prices relative to the acquisition cost of proved reserves. Over the past few years, competition in Fixed-Price Contracts has increased, the opportunities for attractive Fixed-Price Contracts have diminished, and spot prices for natural gas became significantly higher than nearby forward market prices. In response to these changes, a progressively smaller share of the Company's production and reserve growth has been hedged due to management's reluctance to sell into a forward market where prices trend down or are essentially flat over the next several years. Management believes that the current relationship between cash flow protection and exposure to oil and gas prices is an appropriate balance for the Company. However, the Company may decide to hedge a greater or smaller share of production in the future, depending upon market conditions, capital investment considerations and other factors. See "-- Fixed-Price Contracts".

RESULTS OF OPERATIONS -- FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

     NET INCOME AND CASH FLOWS FROM OPERATING ACTIVITIES. For the year ended December 31, 1996, the Company reported net income of $21.1 million, or $.76 per share, on total revenue of $189.5 million. This compares with net income of $11.0 million, or $.40 per share, on total revenue of $162.9 million for the year ended December 31, 1995. Cash flows from operating activities (before working capital changes) for 1996 also reflected significant improvement, increasing 13% to $101.0 million from the $89.1 million reported for 1995. The improvement in earnings and cash flows was achieved primarily through growth in oil and gas production. In addition, earnings for the year ended December 31, 1995 were reduced by a $15.7 million pre-tax impairment recorded in connection with the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). These items are discussed in greater detail below. Cash flows provided by operating activities, inclusive of the net change in working capital, increased to $101.8 million in 1996 compared to $89.5 million for 1995, also due principally to the 1996 increase in production.

     PRODUCTION. The Company experienced significant growth in total production for the year ended December 31, 1996 in relation to 1995. On a natural gas equivalent basis, the Company produced 75.0 Bcfe, an increase of 22% compared to 61.4 Bcfe produced during 1995. Natural gas production for 1996 was 63.9 Bcf, a 25% increase over the 51.3 Bcf produced in 1995. Oil production in 1996 increased 9% to 1.8 MMBbls compared to 1.7 MMBbls produced in 1995. These increases are attributable to the results of the Company's exploration and development drilling activities and acquisition of proved reserves.

     OIL AND GAS PRICES. On a natural gas equivalent basis, the Company realized an average price of $2.47 for 1996, a 7% decrease from the $2.66 received in 1995. The Company's 1996 gas production yielded an average price of $2.34 per Mcf, a 10% decrease compared to 1995's average price of $2.60 per Mcf. This decrease is primarily attributable to the expiration in December 1995 of a contract which paid $3.90 per Mcf for approximately 25% of the Company's total gas production in 1995. See "-- Sonora Gas Contract." The impact of Fixed-Price Contracts in effect for the years ended December 31, 1996 and 1995 was to increase the average gas price by $.02 per Mcf and $.45 per Mcf, respectively. The average oil price received during 1996 improved 10% to $19.56 per Bbl compared to $17.73 per Bbl for 1995. Fixed-Price Contracts decreased the average oil price in 1996 by $1.73 per Bbl and increased the average oil price in 1995 by $.64 per Bbl.

     The net effect of higher gas production and lower gas prices for 1996 was to increase gas sales by 12% to $149.4 million in relation to $133.3 million reported for 1995. The effect of higher oil prices and higher oil production was to increase oil sales for 1996 to $36.2 million, a 20% increase from 1995. The aggregate impact of the Fixed-Price Contracts hedging the Company's oil and gas production was to decrease oil and gas revenue by $2.1 million in 1996 and to increase oil and gas revenue by $24.3 million in 1995. See "-- Fixed-Price Contracts."

     OTHER INCOME (LOSS). The Company realized other income for 1996 of $3.9 million compared to a net loss of $.4 million for 1995. Other income (loss) for 1996 and 1995 included $1.7 million and $1.3 million, respectively, of proceeds received pursuant to the settlement of a legal claim. The net loss for 1995 was primarily the result of a $4.3 million basis loss recorded in the fourth quarter of 1995. See "-- Fixed-Price Contracts -- Market Risk."

     OPERATING COSTS. Operating costs, which include lease operating expenses and production taxes, increased to $44.6 million for 1996 compared to $35.4 million for 1995. This increase is principally attributable to producing properties acquired and wells drilled during the periods presented and to higher production taxes associated with the 1996 increase in oil and gas revenue. On a natural gas equivalent unit of production basis, lease operating expenses were $.47 per Mcfe for both 1996 and 1995.

     GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense ("G&A") for 1996 was $16.3 million compared to $16.6 million for 1995. This decrease is primarily attributable to an increase in overhead and cost recoveries from third parties which exceeded increases in personnel and related costs. G&A per natural gas equivalent unit of production was $.22 per Mcfe for 1996 compared to $.27 per Mcfe for 1995. This improvement is attributable to a significant increase in production for 1996 which did not entail a proportionate increase in personnel and related costs.

     EXPLORATION COSTS. Exploration costs, comprised of exploratory geological and geophysical costs, exploratory dry holes and leasehold impairment costs, were $5.0 million for the year ended December 31,

1996. This amount includes $2.5 million of seismic acquisition costs incurred during 1996. No exploratory dry holes were drilled and no exploratory geological and geophysical costs were incurred during 1995.

     DEPRECIATION, DEPLETION AND AMORTIZATION. Depreciation, depletion and amortization expense ("DD&A") for the year ended December 31, 1996 was $65.3 million compared to $57.8 million for 1995. This increase is mainly due to higher production levels for 1996 compared to 1995. The oil and gas DD&A rate per equivalent unit of production was $.82 per Mcfe for 1996 compared to $.88 per Mcfe in 1995. The improved DD&A rate for 1996 was principally due to favorable reserve finding cost results for the periods presented and to an impairment charge taken in the fourth quarter of 1995 upon the adoption of SFAS 121. See "-- Impairment of Oil and Gas Properties" below.

     IMPAIRMENT OF OIL AND GAS PROPERTIES. In the fourth quarter of 1995, the Company adopted the provisions of SFAS 121, pursuant to which the Company's oil and gas properties are reviewed on a field-by-field basis for indications of impairment. See Note 1 of the Notes to Consolidated Financial Statements appearing elsewhere herein. The implementation of SFAS 121 resulted in a pre-tax impairment charge of $15.7 million for the year ended December 31, 1995, affecting approximately 5% of the Company's 327 fields.
No impairment was incurred for the year ended December 31, 1996.

     INTEREST EXPENSE. Interest expense for 1996 was $26.8 million compared to $21.7 million for 1995. This increase is primarily attributable to higher average long-term debt balances outstanding during 1996. The net impact of interest rate swaps in effect during the years ended December 31, 1996 and 1995 was to increase interest expense by $.9 million in 1996 and to decrease interest expense by $.3 million in 1995. See "-- Capital Resources and Liquidity."

     INCOME TAXES. For 1996, the Company recorded a tax provision of $10.4 million on pre-tax income of $31.5 million, an effective rate of 33%. This compares to a provision of $4.7 million, or 30% on pre-tax income of $15.7 million for 1995. The effective rate for both years was lower than the statutory rate primarily due to the availability of Section 29 credits.

RESULTS OF OPERATIONS -- FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

     NET INCOME AND CASH FLOWS FROM OPERATING ACTIVITIES. For the year ended December 31, 1995, the Company reported net income of $11.0 million, or $.40 per share, on total revenue of $162.9 million. This compares with net income of $10.7 million, or $.39 per share, on total revenue of $140.5 million in 1994. This improvement in earnings was achieved despite a $15.7 million pre-tax charge recorded in the fourth quarter upon the adoption of SFAS 121. Cash flows from operating activities (before working capital changes) for the year ended December 31, 1995 reflected significant improvement, increasing 17% to $89.1 million from the $76.1 million reported for 1994. The improvements in earnings and cash flows were primarily the result of a significant increase in gas production and higher prices provided by the Company's Fixed-Price Contracts. These items are discussed in greater detail below. Cash flows provided by operating activities, inclusive of the net change in working capital, increased to $89.5 million for 1995 compared to $80.9 million in 1994, principally for the reasons discussed above.

     PRODUCTION. The Company experienced growth in total oil and gas production for the year ended December 31, 1995 in relation to 1994. On a natural gas equivalent basis, the Company produced 61.4 Bcfe for 1995 compared to 54.3 Bcfe for 1994, an increase of 13%. Natural gas production for 1995 was 51.3 Bcf, a 19% increase over the 43.1 Bcf produced in 1994. This significant increase was primarily the result of proved reserve acquisitions made during 1995, the largest of which was the July 1995 acquisition of oil and gas properties in the Sonora field for $86.6 million, and the Company's drilling program. Oil production for 1995 declined 10% to
1.7 MMBbls of oil compared to 1.9 MMBbls produced in 1994.

     OIL AND GAS PRICES. On a natural gas equivalent basis, the Company realized an average price of $2.66 per Mcfe during 1995, an increase of 4% compared to $2.55 per Mcfe for 1994. The Company's 1995 gas production yielded an average price of $2.60 per Mcf, a 7% increase over the average price of $2.42 per Mcf for 1994. The Company's average gas price for 1995 was enhanced $.45 per Mcf as a result of the Company's Fixed-Price Contracts. The average gas price for 1994 was enhanced $.21 per Mcf as a result of Fixed-Price Contracts in effect for that period. The average oil price for 1995 decreased 3% to $17.73 per Bbl in relation to $18.30 per Bbl received in 1994. The average oil price for 1995 was enhanced $.64 per Bbl as a result of Fixed-Price Contracts in effect during the year. For 1994, the effect of Fixed-Price Contracts was to increase the average oil price by $2.71 per Bbl.

     The effect of higher gas production and higher gas prices in 1995 was to increase gas sales by 28% to $133.3 million compared to $104.3 million for 1994. The effect of lower oil production and lower oil prices in 1995 was to decrease oil sales by 12% to $30.1 million compared to $34.3 million for 1994. The aggregate impact of the Fixed-Priced Contracts hedging the Company's oil and gas production was to increase oil and gas revenues by $24.3 million and $14.0 million for the years ended December 31, 1995 and 1994, respectively.

     OTHER INCOME (LOSS). Other income (loss) for 1995 reflected a net loss of $.4 million compared to income of $2.0 million reported for 1994. The major components of the 1995 amount include a $4.3 million basis loss, a $1.3 million gain resulting from the settlement of a legal claim and $1.1 million of well services income. The 1994 amount was primarily comprised of well services income. See "-- Fixed-Price Contracts -- Market Risk."

     OPERATING COSTS. Operating costs, which include lease operating expenses and production taxes, increased to $35.4 million for 1995, compared to $33.7 million for 1994. This increase is principally due to the operating costs of the Sonora oil and gas properties acquired in July 1995. On a natural gas equivalent unit of production basis, lease operating expenses for 1995 were $.47 per Mcfe compared to $.51 per Mcfe in 1994. This improvement is attributable to operational efficiencies achieved in certain of the Company's major operating areas, a reduction in remedial work performed on properties acquired in prior periods and a reduction in lease operating expenses associated with the West Delta 152 working interest sold in January 1995.

     GENERAL AND ADMINISTRATIVE EXPENSE. G&A for 1995 was $16.6 million compared to $15.3 million for 1994. This increase is principally the result of an increase in personnel to accommodate the growth experienced by the Company. On a natural gas equivalent unit of production basis, G&A costs were $.27 per Mcfe for 1995 compared to $.28 per Mcfe for 1994. This favorable change is primarily attributable to production from the July 1995 acquisition of Sonora oil and gas properties which did not require a proportionate increase in G&A.

     DEPRECIATION, DEPLETION AND AMORTIZATION. DD&A for the year ended December 31, 1995 was $57.8 million compared to $53.3 million for 1994. This increase is attributable to the 1995 increase in production discussed previously. On a natural gas equivalent unit of production basis, the 1995 oil and gas DD&A rate was $.88 per Mcfe compared to $.92 per Mcfe for 1994. This improvement in 1995 was primarily the result of proved reserves acquired during the year at a lower cost per Mcfe.

     IMPAIRMENT OF OIL AND GAS PROPERTIES. In the fourth quarter of 1995, the Company adopted the provisions of SFAS 121, pursuant to which the Company's oil and gas properties are reviewed on a field-by-field basis for indications of impairment. See Note 1 of the Notes to Consolidated Financial Statements appearing elsewhere herein. The implementation of SFAS 121 resulted in a pre-tax impairment charge of $15.7 million for the year ended December 31, 1995, affecting approximately 5% of the Company's 327 fields.

     In January 1995, the Company completed the sale of approximately 50% of its ownership in West Delta 152, a Company-operated offshore property, to an unrelated third party for a sale price of $12 million. The buyer assumed operations in February 1995. For the year ended December 31, 1994, in connection with an earlier sale transaction involving West Delta 152 which was not ultimately consummated, the Company recorded a $5.3 million impairment charge. Such charge approximated the book loss incurred upon the ultimate sale of the property interest.

     INTEREST EXPENSE. Interest expense for 1995 was $21.7 million compared to $16.9 million for 1994. This increase is principally attributable to higher average outstanding indebtedness incurred in conjunction with 1995 acquisitions. The net impact of interest rate swaps in effect during the years ended December 31, 1995 and 1994 was to decrease interest expense by $.3 million in 1995 and to increase interest expense by $1.7 million in 1994.

     INCOME TAXES. For 1995, the Company recorded a tax provision of $4.7 million on pre-tax income of $15.7 million, an effective rate of 30%. This compares to a provision of $5.3 million on pre-tax income of $16.0 million for 1994, an effective rate of 33%. In the fourth quarter of 1995, the Company recorded a $7.0 million capital contribution and a corresponding reduction in deferred taxes payable in connection with the utilization of certain tax attributes in its federal income tax return which were generated prior to the Company's initial public offering. Because these attributes were not deducted in the consolidated federal income tax return of S.A. Louis Dreyfus et Cie, they became available to the Company.

CAPITAL RESOURCES AND LIQUIDITY

     CASH FLOWS. The Company's business of acquiring, exploring and developing oil and gas properties is capital intensive. The Company's ability to grow its reserve base is contingent, in part, upon its ability to generate cash flows from operating activities and to access outside sources of capital to fund its investing activities. For the three years ended December 31, 1994, 1995 and 1996, the Company expended $103.8 million, $185.3 million and $134.2 million, respectively, in oil and gas property acquisition, exploration and development activities and currently anticipates spending $100 million in exploration and development activities in 1997. See "-- Commitments and Capital Expenditures." Such investments comprised substantially all of the total cash flow invested by the Company during the three-year period. Variations in capital expenditure levels over the three-year period are primarily tied to the amount of proved property acquisitions made in each year. For the three-year period, cash flows from operating activities were $80.9 million, $89.5 million and $101.8 million, representing 78%, 48% and 76%, respectively, of the oil and gas property investments made for each year. Substantially all of the cash flows from operating activities are generated from oil and gas sales which are highly dependent upon oil and gas prices. Significant decreases in the market prices of oil and gas could result in reductions of both cash flows from operating activities and the amount available for borrowing under the bank credit facility. This, in turn, could impact the amount of capital investment. See "-- Fixed-Price Contracts" and "-- Credit Facility." The growth achieved in cash flows from operating activities over this period is discussed under "-- Results of Operations -- Fiscal Year 1996 Compared to Fiscal Year 1995" and "-- Results of Operations -- Fiscal Year 1995 Compared to Fiscal Year 1994."

     Cash flows from financing activities were a significant source of funding for the Company's investing activities over the three-year period ended December 31, 1996. The Company has relied upon availability under various revolving bank credit facilities and proceeds from the issuance of subordinated notes to fund its investing activities. For the three years ended December 31, 1994, 1995 and 1996, net amounts borrowed under such arrangements were $15.5 million, $99.6 million and $29.0 million, or 15%, 54% and 22%, respectively, of the oil and gas investments made for each year.
The Company's bank credit facilities, the availability thereunder, and the subordinated notes are discussed in greater detail below. In addition, for the year ended December 31, 1996, the Company received $26.2 million of deferred hedging gains, the majority of which was received in connection with the amendment of a certain Fixed-Price Contract. See "-- Fixed-Price Contracts -- Accounting."

     The Company's EBITDA increased from $94.8 million in 1994 to $111.8 million in 1995 and $123.9 million in 1996. EBITDA is defined herein as income (excluding gains and losses on sales and retirements of assets and non-cash charges) before interest, income taxes, and depreciation, depletion and amortization but after exploration costs ($5.0 million in 1996). Increases in EBITDA have occurred primarily as a result of increases in the Company's oil and gas sales. EBITDA is a financial measure commonly used in the oil and gas industry as an indicator of a company's ability to service and incur debt. The Company's bank credit facility and the indenture agreement for the 9-1/4% Senior Subordinated Notes due 2004 include certain covenants based in part on EBITDA. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. EBITDA measures as presented may not be comparable to other similarly titled measures of other companies.

     CREDIT FACILITY. The Company has a revolving credit facility with a syndicate of banks, as most recently amended July 31, 1996 to reduce the pricing and extend the maturity (the "Credit Facility"), which provides up to $300 million in borrowings and letters of credit, with letters of credit limited to $75 million of such availability. The Commitment reduces at the rate of $18.75 million per quarter commencing October 31, 1999 through July 31, 2003. Borrowings and letters of credit under the Credit Facility are limited to the lesser of the Commitment and the Oil and Gas Reserves Loan Value. The Oil and Gas Reserves Loan Value is a borrowing base calculation determined by a periodic valuation of the Company's oil and gas reserves and Fixed-Price Contracts. The Oil and Gas Reserves Loan Value was most recently reset in December 1996 at $330 million. The Company has relied upon the Credit Facility to provide funds for acquisitions and to provide letters of credit to meet the Company's margin requirements under Fixed-Price Contracts. See "-- Fixed-Price Contracts -- Margining." As of December 31, 1996, the Company had $235.0 million of principal and $3.3 million of letters of credit outstanding under the Credit Facility.

     The Company has the option of borrowing at a LIBOR-based interest rate or the Base Rate (approximating the prime rate). The agreement also provides for a competitive bid option for borrowings under the facility. The LIBOR interest rate margin and the commitment fee payable under the Credit Facility are subject to a sliding scale based on the relationship of outstanding indebtedness to the discounted present value of the Company's oil and gas reserves and Fixed-Price Contracts. The LIBOR interest rate margin varies from .25% to .55% per annum. At December 31, 1996, the applicable interest rate was LIBOR plus .30%. The Credit Facility also requires the payment of a facility fee equal to .20% of the Commitment.

     The Credit Facility contains various affirmative and restrictive covenants. These covenants, among other things, limit additional indebtedness, the extent to which volumes under Fixed-Price Contracts can exceed proved reserves in any year and in the aggregate, the sale of assets and the payment of dividends, and require the Company to meet certain financial tests. Borrowings under the Credit Facility are unsecured.

     The Company has entered into interest rate swaps to hedge the interest rate exposure associated with the Credit Facility. As of December 31, 1996, the Company had fixed the interest rate on average notional amounts of $153 million, $99 million and $33 million for the years ended December 31, 1997, 1998, and 1999, respectively. Under the interest rate swaps, the Company receives the LIBOR three-month rate (5.6% at December 31, 1996) and pays an average rate of 6.1% for 1997, 6.3% for 1998 and 6.5% for 1999. The notional amounts are less than the maximum amount anticipated to be available under the Credit Facility in such years. As of December 31, 1996, the effective interest rate for borrowings under the Credit Facility was 6.3%. In June 1996, the Company entered into an additional interest rate swap under which the Company pays the LIBOR three-month rate and receives 7.1% on a notional amount of $25 million. This interest rate swap matures in June 2004.

     For each interest rate swap, the differential between the fixed rate and the floating rate multiplied by the notional amount is the swap gain or loss. Such gain or loss is included in interest expense in the period for which the interest rate exposure was hedged. If an interest rate swap is liquidated or sold prior to maturity, the gain or loss is deferred and amortized as interest expense over the original contract term. At December 31, 1995 and 1996, the amount of such deferrals was not material.

     A reconciliation of the notional amounts of the Company's interest rate swaps for each of the three years ended December 31, 1994, 1995 and 1996, is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                  ------------------------------------
                                                     1994         1995         1996
                                                  ---------     ---------    ---------
                                                             (IN THOUSANDS)
Notional amount of fixed interest rate swaps,
   beginning of year ...........................  $ 170,000     $  86,000    $ 203,000
   Interest rate swaps added ...................      9,000       155,000           --
   Interest rate swap settlements ..............    (38,000)      (38,000)     (17,000)
   Interest rate swaps canceled ................    (55,000)           --           --
                                                  ---------     ---------    ---------
Notional amount of fixed interest rate swaps,
   end of year .................................  $  86,000     $ 203,000    $ 186,000
                                                  ---------     ---------    ---------
                                                  ---------     ---------    ---------
Notional amount of floating interest rate
   swaps, beginning of year ....................  $      --     $      --    $      --
   Interest rate swap added ....................         --            --       25,000
                                                  ---------     ---------    ---------
Notional amount of floating interest rate
   swaps, end of year ..........................  $      --     $      --    $  25,000
                                                  ---------     ---------    ---------
                                                  ---------     ---------    ---------


     SUBORDINATED NOTES. In June 1994, the Company completed the sale of $100 million of 9-1/4% Senior Subordinated Notes due 2004 (the "Notes") in a public offering. The Notes were sold at 98.534% of face value to yield 9.48% to maturity. Interest is payable semi-annually on June 15 and December 15. The associated indenture agreement contains certain restrictive covenants which limit, among other things, the prepayment of the Notes, the incurrence of additional indebtedness, the payment of dividends and the disposition of assets.

     OTHER.   The Company has certain other unsecured lines of credit
available to it which aggregated $53 million as of December 31, 1996. Such short-term lines of credit are primarily used to meet margining requirements under Fixed-Price Contracts and for working capital purposes. As of December 31, 1996, the Company had $10 million of indebtedness and $17.9 million of letters of credit outstanding under such credit lines. Repayment of indebtedness thereunder is expected to be made through Credit Facility availability.

     The Company believes that the borrowing capacity currently available and to be made available upon future Oil and Gas Reserves Loan Value redeterminations under the Credit Facility, combined with the Company's internal cash flows, will be adequate to finance the capital expenditure program budgeted for 1997 and to meet the Company's margin requirements under its Fixed-Price Contracts. See "--Commitments and Capital Expenditures" and "-- Fixed-Price Contracts -- Margining." At December 31, 1996, the Company had working capital of $4.3 million and a current ratio of 1.1 to 1. Total long-term debt outstanding at December 31, 1996 was $343.9 million. The Company's long-term debt as a percentage of its total capitalization was 57%. The amount of required principal payments for the next five years and thereafter as of December 31, 1996 are as follows: 1997 - $0; 1998 - $0; 1999 - $0; 2000 - $42.1 million; 2001 - $75.0 million; 2002 and thereafter -
$227.9 million.

     If the Offerings are consummated, the net proceeds payable to the Company will be used initially to reduce indebtedness under the Credit Facility. Subsequently, the Company intends to use the increased availability under the Credit Facility for increased exploratory and development drilling, acquisitions of oil and gas reserves, recompletion and reworking of existing wells and other corporate purposes.

COMMITMENTS AND CAPITAL EXPENDITURES

     The Company's primary business strategy has been to increase production and reserves through exploration and development drilling activities and through the acquisition of proved oil and gas properties. For the year ended December 31, 1996, the Company expended $134.2 million in connection with this strategy, funded principally through internally generated cash flows and bank borrowings. The most significant 1996 acquisition occurred in April with the purchase of certain producing oil and gas properties located primarily in Oklahoma for a total consideration of $32.3 million. The acquired oil and gas properties consisted of 60 Bcfe of proved reserves. Additionally, the Company made numerous other acquisitions of proved oil and gas reserves during 1996 which aggregated 16 Bcfe for a combined purchase price of $3.8 million. The results of operations relating to these acquisitions have been included in the Company's financial results for the periods subsequent to the closing of each transaction. In connection with its 1996 drilling program, the Company expended $98.1 million, drilling 305 gross (162 net) wells, including 25 gross (8 net) exploratory wells and 280 gross (154 net) development wells. The Company's drilling activities added 115 Bcfe to its proved reserve base (including revisions to previous estimates).

     In November 1996, the Company purchased a 75-mile pipeline located in the Sonora area for $15.2 million, including the associated compression facilities and transportation contracts.

     The Company's approved capital budget for 1997 provides for approximately $100 million in exploration and development drilling activities. Of these expenditures, $75 million is targeted for development activities and $25 million for exploration activities to be conducted in its core operating areas of the Gulf Coast, the Mid-Continent, Sonora and the Permian basin. Actual levels of exploration and development expenditures may vary due to many factors, including drilling results, new drilling opportunities, oil and natural gas prices and acquisition opportunities. The Company continues to actively search for attractive proved reserve acquisitions, but is not able to predict the timing or amount of capital expenditure which may ultimately be employed in acquisitions during 1997.

     In January 1997, the Company completed the Levelland Sale. The Company received total sales proceeds of $27.1 million, subject to closing costs and adjustments. The sale resulted in an estimated pre-tax gain, after sales commission, of $8.5 million, to be recorded in the first quarter of 1997.
The proceeds were applied to reduce outstanding indebtedness under the Credit Facility.

     See "-- Fixed-Price Contracts" for a discussion of the Company's commitments under its Fixed-Price Contracts.

FIXED-PRICE CONTRACTS

     DESCRIPTION OF CONTRACTS. The Company has entered into Fixed-Price Contracts to reduce its exposure to unfavorable changes in oil and gas prices which are subject to significant and often volatile fluctuation. The Company's Fixed-Price Contracts are comprised of long-term physical delivery contracts, energy swaps, collars, futures contracts, basis swaps and option agreements. These contracts allow the Company to predict with greater certainty the effective oil and gas prices to be received for its hedged production and benefit the Company when market prices are less than the fixed prices provided in its Fixed-Price Contracts. However, the Company will not benefit from market prices that are higher than the fixed prices in such contracts for its hedged production. In 1994, Fixed-Price Contracts hedged 98% of the Company's gas production not otherwise subject to fixed prices and 91% of its oil production. In 1995, Fixed-Price Contracts hedged 84% of the Company's gas production and 86% of its oil production. For the year ended December 31, 1996, Fixed-Price Contracts hedged 51% of the Company's gas production and 67% of its oil production. As of December 31, 1996, Fixed-Price Contracts are in place to hedge 349 Bcf of the Company's estimated future production from proved gas reserves and 362 MBbls of its estimated 1997 oil production.

     For energy swap sales contracts, the Company receives a fixed price for the respective commodity and pays a floating market price, as defined in each contract (generally NYMEX futures prices or a regional spot market index), to the counterparty. For physical delivery contracts, the Company purchases gas in the spot market at floating market prices and delivers such gas to the contract counterparty at a fixed price. Under energy swap purchase contracts, the Company pays a fixed price for the commodity and receives a floating market price.

     The following table summarizes the estimated volumes, fixed prices, fixed-price sales, fixed-price purchases, and future net revenues (as defined below) attributable to the Company's Fixed-Price Contracts as of December 31, 1996.

                                                 YEARS ENDING DECEMBER 31,                BALANCE
                                   ----------------------------------------------------   THROUGH
                                     1997       1998       1999       2000       2001       2017       TOTAL
                                   --------   --------   --------   --------   --------   --------   ----------
NATURAL GAS SWAPS,
  OPTIONS AND FUTURES
SALES CONTRACTS
Contract volumes (BBtu)...........    6,068     13,825     15,825      9,830      7,475     29,832       82,855
Weighted-average fixed price
  per MMBtu (1)................... $   2.27   $   2.33   $   2.44   $   2.46   $   2.47   $   3.08   $     2.65
Future fixed-price sales (M$)..... $ 13,802   $ 32,243   $ 38,629   $ 24,164   $ 18,446   $ 92,005   $  219,289
Future net revenues (M$) (2)...... $    362   $  2,381   $  3,973   $  2,489   $  1,852   $ 22,866   $   33,923

PURCHASE CONTRACTS
Contract volumes (BBtu)...........   (2,425)    (9,125)   (10,950)        --         --         --      (22,500)
Weighted-average fixed price
  per MMBtu (1)................... $   2.05   $   2.09   $   2.18   $     --   $     --   $     --   $     2.13
Future fixed-price
  purchases (M$).................. $ (4,973)  $(19,108)  $(23,880)  $     --   $     --   $     --   $  (47,961)
Future net revenues (M$) (2)...... $    399   $    602   $    100   $     --   $     --   $     --   $    1,101

NATURAL GAS PHYSICAL
  DELIVERY CONTRACTS
Contract volumes (BBtu)...........   33,111     36,060     28,204     26,749     27,300    134,096      285,520
Weighted-average fixed price
  per MMBtu (1)................... $   2.49   $   2.64   $   2.84   $   3.04   $   3.19   $   4.11   $     3.42
Future fixed-price sales (M$)..... $ 82,442   $ 95,130   $ 80,125   $ 81,403   $ 86,963   $551,455   $  977,518
Future net revenues (M$) (2)...... $  8,902   $ 17,782   $ 18,748   $ 22,486   $ 26,568   $210,070   $  304,556

TOTAL NATURAL GAS
  CONTRACTS (3) (4)
Contract volumes (BBtu)...........   36,754     40,760     33,079     36,579     34,775    163,928      345,875
Weighted-average fixed price
  per MMBtu (1)................... $   2.48   $   2.66   $   2.87   $   2.89   $   3.03   $   3.93   $     3.32
Future fixed-price sales (M$)..... $ 91,271   $108,265   $ 94,874   $105,567   $105,409   $643,460   $1,148,846
Future net revenues (M$) (2)...... $  9,663   $ 20,765   $ 22,821   $ 24,975   $ 28,420   $232,936   $  339,580

CRUDE OIL SWAPS AND
  FUTURES
Contract volumes (MBbls)..........      362         --         --         --         --         --          362


                                      24

Weighted-average fixed price
  per Bbl (1) ................... $22.32   $ --  $ --  $ --  $ --  $ --  $22.32
Future fixed-price sales (M$).... $8,080   $ --  $ --  $ --  $ --  $ --  $8,080
Future net revenues (M$)(2) ..... $(172)   $ --  $ --  $ --  $ --  $ --  $ (172)

---------------------------------------

     (1) The Company expects the prices to be realized for its hedged production will vary from the prices shown due to location, quality and other factors which create a differential between wellhead prices and the floating prices under its Fixed-Price Contracts. See
          "-- Fixed-Priced Contracts -- Market Risk."
     (2) Future net revenues for any period are determined as the differential between the fixed prices provided by Fixed-Price Contracts and forward market prices as of December 31, 1996, as adjusted for basis. Future net revenues change as market prices and basis fluctuate. See
          "-- Fixed-Price Contracts -- Market Risk."
     (3) Does not include basis swaps with notional volumes by year, as follows: 1997 - 21.0 TBtu; 1998 - 24.5 TBtu; 1999 - 19.0 TBtu; 2000 -
          21.3 TBtu; 2001 - 9.4 TBtu; and 2002 - 5.5 TBtu.
     (4) Does not include 3.0 TBtu of natural gas hedged by fixed-price collars for January through September 1997 with a weighted-average floor price of $2.30 per MMBtu and a weighted-average ceiling price of $2.84 per MMBtu.

     A reconciliation of the future amounts to be received (or paid) under the Company's Fixed-Price Contracts for the three years ended December 31, 1994, 1995 and 1996, is as follows:

                                                               YEARS ENDED DECEMBER 31,
                                                         -----------------------------------
                                                            1994         1995         1996
                                                         ----------   ----------    ----------
                                                                     (IN THOUSANDS)
NATURAL GAS SWAPS - SALES CONTRACTS
Future fixed-price sales, beginning of year .........    $  232,797   $  225,901    $  194,580
  Contract additions, net ...........................        43,520        4,958        78,770
  Contract settlements and revisions ................       (50,416)     (29,664)      (10,544)
  Contract cancellations (1) ........................            --       (6,615)      (43,517)
                                                         ----------   ----------    ----------
Future fixed-price sales, end of year (2)(3) ........    $  225,901   $  194,580    $  219,289
                                                         ----------   ----------    ----------
                                                         ----------   ----------    ----------
NATURAL GAS SWAPS - PURCHASE CONTRACTS
Future fixed-price purchases, beginning of year .....    $  (29,689)  $   (9,334)   $  (46,656)
  Contract additions ................................        (9,334)     (46,656)       (1,994)
  Contract settlements and revisions ................        22,006        9,334           689
  Contract cancellations ............................         7,683           --            --
                                                         ----------   ----------    ----------
Future fixed-price purchases, end of year ...........    $   (9,334)  $  (46,656)   $  (47,961)
                                                         ----------   ----------    ----------
                                                         ----------   ----------    ----------
NATURAL GAS PHYSICAL DELIVERY CONTRACTS
Future fixed-price sales, beginning of year .........    $1,027,686   $  963,356    $1,078,779
  Contract additions ................................        34,933      173,274         1,787
  Contract settlements and revisions ................       (99,263)     (57,851)     (103,048)
                                                         ----------   ----------    ----------
Future fixed-price sales, end of year (3) ...........    $  963,356   $1,078,779    $  977,518
                                                         ----------   ----------    ----------
                                                         ----------   ----------    ----------
CRUDE OIL SWAPS
Future fixed-price sales, beginning of year .........    $   74,096   $   39,438    $   15,400
  Contract additions ................................            --        4,321        16,913
  Contract settlements and revisions ................       (34,658)     (28,359)      (24,233)
                                                         ----------   ----------    ----------
Future fixed-price sales, end of year ...............    $   39,438   $   15,400    $    8,080
                                                         ----------   ----------    ----------
                                                         ----------   ----------    ----------

-----------------------------------------

(1) 1996 amounts are attributable to a contract with S.A. Louis Dreyfus et Cie which was canceled in January 1996. See "-- Fixed-Price Contracts -- Market Risk."
(2) Does not include any future receipts or payments attributable to fixed-price collars added in 1996 hedging 3.0 TBtu of natural gas for January through September 1997.
(3) Does not include any future receipts or payments attributable to the Company's portfolio of basis swaps.

     ACCOUNTING. The differential between the fixed price and the floating price for each contract settlement period multiplied by the associated contract volumes is the contract profit or loss. The realized contract profit or loss is included in oil and gas sales in the period for which the underlying commodity was hedged. All of the Company's Fixed-Price Contracts have been executed in connection with its natural gas and crude oil hedging program and not for trading purposes. Consequently, no amounts are reflected in the Company's balance sheets or income statements related to changes in market value of the contracts. If a Fixed-Price Contract is liquidated or sold prior to maturity, the gain or loss is deferred and amortized into oil and gas sales over the original term of the contract. Prepayments received under Fixed-Price Contracts with continuing performance obligations are recorded as deferred revenue and amortized into oil and gas sales over the term of the underlying contract.

     In June 1996, the Company and an unaffiliated counterparty to one of its fixed-price contracts amended the terms of a fixed-priced natural gas contract to monetize the premium in the fixed prices provided by the contract. Pursuant to the amendment, the Company received a non-refundable payment in the amount of $25.0 million. As consideration for this payment, the weighted-average fixed price over the remaining 17 years of the contract was reduced from an average price of $3.20 per MMBtu to an average price of $2.37 per MMBtu, approximating the forward market prices for natural gas at the time. The payment has been reflected in the Company's balance sheet as a deferred hedging gain and is being amortized into earnings over the life of the original contract.

     CREDIT RISK. The terms of the Company's Fixed-Price Contracts generally provide for monthly settlements and energy swap contracts provide for the netting of payments. The counterparties to the contracts are comprised of independent power producers, pipeline marketing affiliates, financial institutions, a municipality and S.A. Louis Dreyfus et Cie, among others. In some cases, the Company requires letters of credit or corporate guarantees to secure the performance obligations of the contract counterparty. Should a counterparty to a contract default on a contract, there can be no assurance that the Company would be able to enter into a new contract with a third party on terms comparable to the original contract. The loss of a contract would subject a greater portion of the Company's oil and gas production to market prices and could adversely affect the carrying value of the Company's oil and gas properties and the amount of borrowing capacity available under the Credit Facility. The Company has not experienced non-performance by any counterparty.

     Two Fixed-Price Contracts which hedge an aggregate 106 Bcf of natural gas as of December 31, 1996 are with independent power producers ("IPPs") which sell electrical power under firm fixed-price contracts to Niagara
Mohawk Corporation ("NIMO"), a New York state utility. At December 31, 1996, the net present value of the differential between the fixed prices provided by these contracts and forward market prices, as adjusted for basis and discounted at 10%, was $135 million, or 71% of such net present value attributable to all of the Company's Fixed-Price Contracts. This premium in the fixed prices is not reflected in the Company's financial statements until realized. For the years ended December 31, 1994, 1995 and 1996, these contracts contributed $5.1 million, $9.6 million and $.9 million, respectively, to natural gas sales. The ability of these IPPs to perform their obligations to the Company is largely dependent on the continued performance by NIMO of its power purchase obligations to the counterparties. NIMO has taken aggressive regulatory, judicial and contractual actions in recent years seeking to curtail power purchase obligations, including its obligations to the IPPs that are counterparties to the Company's Fixed-Price Contracts described above, and has further stated that its future financial prospects are dependent on its ability to resolve the obligations, along with a number of other matters. On March 10, 1997, NIMO announced that an agreement in principle had been reached with 19 IPPs, including those who are counterparties to the Company's contracts, to restructure or terminate numerous power purchase contracts. This agreement in principle is subject to negotiation of final agreements, regulatory and shareholder approvals and other conditions, and the specific terms of the proposed agreements with the Company's counterparties have not been disclosed to the Company. The Company is unable to determine the effect of these proposed agreements on the Company.
However, to the extent NIMO is successful in reducing its obligations to purchase power from the Company's counterparties, the ability of such counterparties to continue to purchase natural gas from the Company under existing Fixed-Price Contracts may be adversely affected, which may in turn have an adverse effect on the Company.

     MARKET RISK. The Company's Fixed-Price Contracts at December 31, 1996 hedge 349 Bcf of proved natural gas reserves, substantially all of which are proved developed reserves, and 362 MBbls of oil, at fixed prices. These contract quantities represent 41% and 2% of the Company's estimated proved natural gas and crude oil reserves, respectively, at December 31, 1996. If the Company's proved reserves are produced at rates less than anticipated, the volumes specified under the Fixed-Price Contracts may exceed production volumes. In such case, the Company would be required to satisfy its contractual commitments at market prices in effect for each settlement period, which may be above the contract price, without a corresponding offset in wellhead revenue for any excess volumes. The Company expects future production volumes to be equal to or greater than the volumes provided in its contracts.

     The differential between the floating price paid under each energy swap contract, or the cost of gas to supply physical delivery contracts, and the price received at the wellhead for the Company's production is termed "basis" and is the result of differences in location, quality, contract terms, timing and other variables. The effective price realizations which result from the Company's Fixed-Price Contracts are affected by movements in basis. For the years ended December 31, 1994, 1995 and 1996, the Company realized on an Mcf basis approximately 11%, 3% and 3% less than the prices specified in its natural gas Fixed-Price Contracts, respectively, due to basis. Such results do not include a $4.3 million basis loss recognized in the fourth quarter of 1995, discussed below. For its oil production hedged by crude oil Fixed-Price Contracts, the Company realized approximately 8%, 7% and 4% less than the specified contract prices for such years, respectively. Basis movements can result from a number of variables, including regional supply and demand factors, changes in the Company's portfolio of Fixed-Price Contracts and the composition of the Company's producing property base.
Basis movements are generally considerably less than the price movements affecting the underlying commodity, but their effect can be significant. A 1% move in price realization for hedged natural gas in 1997 represents a $913,000 change in gas sales. A 1% change in price realization for hedged oil production in 1997 represents an $81,000 change in oil sales. The Company actively manages its exposure to basis movements and from time to time will enter into contracts designed to reduce such exposure.

     In the first quarter of 1996, the Company experienced a significant widening of basis for certain of its Fixed-Price Contracts. These particular contracts have floating indices tied to the NYMEX natural gas contract or involve the purchase of gas in the spot market priced at or near the Henry Hub delivery point in Louisiana. Due to a significant increase in demand for natural gas in the Northeastern region of the United States, NYMEX prices for natural gas rose disproportionately in relation to the regional market prices received for the Company's natural gas. This temporary loss of correlation resulted in a $4.3 million charge in the fourth quarter of 1995 (when the anomaly was identified) to reflect the estimated basis loss incurred. To reduce exposure to Henry Hub basis volatility, the Company canceled a 20-Bcf contract with S.A. Louis Dreyfus et Cie in January 1996, receiving $1.6 million in proceeds. These proceeds are being amortized into oil and gas sales over the original 19-month contract term which commenced January 1996. The Company has also entered into several basis swaps with unaffiliated parties which are designed to substantially reduce exposure to basis volatility over the next six years.

     MARGINING. The Company is required to post margin in the form of bank letters of credit or treasury bills under certain of its Fixed-Price Contracts. In some cases, the amount of such margin is fixed; in others, the amount changes as the market value of the respective contract changes, or if certain financial tests are not met. For the years ended December 31, 1994, 1995 and 1996, the maximum aggregate amount of margin posted by the Company was $41.0 million, $23.4 million and $25.9 million, respectively. If natural gas prices were to rise, or if the Company fails to meet the financial tests contained in certain of its Fixed-Price Contracts, margin requirements could increase significantly. The Company believes that it will be able to meet such requirements through the Credit Facility and such other credit lines that it has or may obtain in the future. If the Company is unable to meet its margin requirements, a contract could be terminated and the Company could be required to pay damages to the counterparty which generally approximate the cost to the counterparty of replacing the contract. At December 31, 1996, the Company had issued margin in the form of letters of credit and treasury bills totaling $20.3 million and $5.6 million, respectively. In addition, approximately 30 Bcf of the

Company's proved gas reserves are mortgaged to a Fixed-Price Contract counterparty, securing the Company's performance under the associated contract.

SONORA GAS CONTRACT

     During 1995, certain gas production from the Sonora area was dedicated to a wellhead contract with Lone Star Gas Company, then a division of ENSERCH Corporation ("Lone Star"), that provided a fixed sales price of $3.90 per Mcf (the "Sonora Gas Contract"). The Sonora Gas Contract obligated Lone Star to take or pay for at least 55% of the contracted wells' combined deliverability. Lone Star was entitled to recoup payments made for gas not taken in prior years by taking gas in excess of the 55% requirement without payment and crediting the value of such excess gas against the amount previously paid. For the years ended December 31, 1994 and 1995, such recoupment was $16.6 million and $18.0 million, respectively. For the years ended December 31, 1994 and 1995, sales to Lone Star under the Sonora Gas Contract were $39.4 million and $49.5 million, respectively, or 28% and 30% of total oil and gas sales, respectively. This contract expired on December 31, 1995. The production previously dedicated to this contract is being sold, beginning January 1, 1996, to a third party under a contract at market sensitive prices.

OUTLOOK FOR FISCAL YEAR 1997

     GENERAL. The discussion of the Company's fiscal year 1997 outlook provided under this caption and other Forward-Looking Statements herein reflect the current expectations of management and are based on the Company's historical operating trends, its proved reserve and Fixed-Price Contract positions as of December 31, 1996 and other information currently available to management. These statements assume, among other things, that no significant changes will occur in the operating environment for the Company's oil and gas properties. Forward-Looking Statements also assume that there will be no material acquisitions or divestitures except as disclosed herein. See "Prospectus Summary -- Forward-Looking Statements" and "Risk Factors" for a discussion of risks and uncertainties in connection with Forward-Looking Statements.

     PRODUCTION.   Based on budgeted drilling expenditures for 1997 and
internal reserve estimates, the Company expects continued growth in total oil and gas production for 1997. See "-- Commitments and Capital Expenditures."

     OIL AND GAS PRICES. The Company's Fixed-Price Contracts in 1997 provide average fixed prices of $2.48 per Mcf and $22.32 per Bbl for its hedged natural gas and crude oil, respectively, before consideration of basis.
Based on January 1997 quotations for regional natural gas prices for the balance of 1997 and giving effect to the Company's portfolio of basis swaps, the Company anticipates price realization percentages comparable to historical averages. See "-- Fixed-Price Contracts -- Market Risk." As of December 31, 1996, the Company's Fixed-Price Contracts hedge 37 Bcf
(excluding 3 Bcf of fixed-price collars) of natural gas production in 1997 and 362 MBbls of oil production in 1997. No plans currently exist to increase or decrease the amount of hedged production volumes for 1997; however, the Company may decide to hedge a greater or smaller share of production in the future.

     The Company is unable to predict the market prices that will be received for its unhedged production in 1997. For 1996, average monthly wellhead prices for its natural gas ranged from $1.90 per Mcf to $3.91 per Mcf and its oil prices varied from $17.29 per Bbl to $24.65 per Bbl. Because less than one-half of the Company's estimated 1997 production is hedged by Fixed-Price Contracts, the Company's 1997 oil and gas revenues are highly sensitive to commodity price changes.

     OTHER INCOME. The Company estimates that it will recognize a net pre-tax gain of $8.5 million in connection with the Levelland Sale in January 1997 and that its well services income will remain relatively constant with the prior year's results. Other miscellaneous sources of income, such as gains or losses on other property dispositions, cannot be estimated. In January 1996, the Company received a $10.8 million promissory note from Midcon Offshore, Inc. in connection with the settlement of certain litigation. On December 16, 1996, Midcon filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Collection of the remaining unpaid interest and principal on the Midcon note is uncertain and no amounts have been recorded with respect thereto in the Company's financial statements. The Company will recognize income as any payments are received. See Note 7 of the Notes to the Company's Consolidated Financial Statements appearing elsewhere herein.

     OPERATING COSTS. Lease operating expenses on an equivalent unit of production basis are anticipated to remain relatively constant with the prior year as the result of new production from wells to be drilled in 1997. Production taxes are expected to be incurred at an average rate of 5% to 6% of wellhead oil and gas sales.

     GENERAL AND ADMINISTRATIVE EXPENSE. The Company anticipates a relatively modest increase in its G&A costs for 1997. Planned increases in personnel and personnel costs are expected to be largely offset by increases in overhead recoveries from third parties.

     EXPLORATION COSTS. The Company expects to commit approximately $25 million of its 1997 capital expenditure budget to exploration drilling, leasehold, seismic and other geological and geophysical costs. Under the successful efforts method of accounting, the costs associated with unsuccessful exploration wells are expensed. All exploratory geological and geophysical costs, budgeted at $3.5 million for 1997, are expensed as incurred, regardless of ultimate success in the discovery of new reserves. Remaining exploration costs to be expensed in 1997 will depend on the Company's exploratory drilling results.

     DEPRECIATION, DEPLETION AND AMORTIZATION. Based on the Company's proved reserve position at December 31, 1996 and assuming 1997 finding cost results comparable to 1996, the Company's oil and gas DD&A per equivalent unit of production is expected to decline modestly in 1997, subject to future revisions in the Company's proved reserve position.

     IMPAIRMENT OF OIL AND GAS PROPERTIES. Revisions to prices, reserves or other factors which would result in a material change in the estimated future net cash flows for the Company's oil and gas fields during 1997 are not anticipated. Consequently, while no material impairment charge is expected, no assurance can be given.

     INTEREST EXPENSE. Based on budgeted capital expenditure levels, estimated proceeds from the Levelland Sale, the estimated proceeds from the Offerings and estimated cash flows from operating activities, a reduction in average outstanding indebtedness is anticipated for 1997. Consequently, interest expense is anticipated to decrease in relation to the prior year. However, the Company continues to actively search for attractive proved reserve acquisitions and the Company may expand its exploration and development activities over budgeted levels, which could cause average outstanding indebtedness to increase. See "--Capital Resources and Liquidity" for a discussion of interest rate information for borrowings under the Credit Facility.

     INCOME TAXES. The Company expects that the utilization of Section 29 credits in its tax provision for 1996 will result in an overall effective tax rate of 34% to 36%.

                            BUSINESS AND PROPERTIES

GENERAL

     The Company is a large independent energy company engaged in the acquisition, development and exploration of natural gas and oil properties, and in the production and marketing of natural gas and crude oil. The Company's reserve base is primarily located in the Sonora area of West Texas, the Mid-Continent region, the Permian Basin, and the Texas Gulf Coast. As of December 31, 1996, the Company had proved reserves of 990 Bcfe with a Present Value of $1.1 billion. The Company operates over 84% of its reserves, of which 86% is natural gas and 83% is proved developed. The Company has a long-lived asset base with a reserve life of 13.2 years at December 31, 1996.

     The Company was acquired in 1990 by S.A. Louis Dreyfus et Cie to engage in oil and gas acquisition, development, production and marketing activities. Subsequent thereto, S.A. Louis Dreyfus et Cie acquired or established other subsidiaries or affiliates to conduct oil and gas activities which, through a series of intercompany mergers in September 1993, were transferred to the Company. In November 1993, the Company completed an initial public offering of 7.8 million shares of Common Stock with net proceeds of $129.9 million.

     The Company has grown its production and reserves primarily through low cost acquisitions and development drilling. Since 1990, the Company has completed a significant number of reserve acquisitions including three acquisitions ranging in size from $87 million to $180 million. Through its acquisition and leasing programs, the Company has accumulated interests in
1.4 million gross acres with 1,200 potential drilling locations, of which 343 have been assigned proved undeveloped reserves. The Company has exploited its properties through an aggressive development drilling program, achieving a drilling success rate of 96% since 1990. More recently, the Company has emphasized exploratory drilling as an integral component of its operating strategy. During 1996, the Company achieved success in this effort, as evidenced by its completion of 18 of 25 exploratory wells.

     The Company's balanced strategy of acquisitions and growth through drilling has enabled the Company to replace 408% of its production since 1990 at an average finding cost of $.71 per Mcfe. By increasing its production and reserves, the Company has significantly grown its earnings per share and cash flow as outlined in the table below:

                                                                                                         COMPOUND
                                                    YEARS ENDED DECEMBER 31,                              ANNUAL
                           --------------------------------------------------------------------------     GROWTH
                              1991         1992        1993         1994         1995         1996         RATE
                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

Production (MMcfe). . .       19,985       28,650       43,179       54,321       61,434       75,004        30.3%

Proved reserves
 (MMcfe). . . . . . . .      211,478      376,521      627,222      689,924      876,076      990,179        36.2

Earnings per share. . .     $    .09     $    .09     $    .11     $    .39     $    .40     $    .76        53.2

Net cash provided by
 operating activities (M$)  $ 16,514     $ 22,272     $ 52,666     $ 80,894     $ 89,515     $101,761        43.9

BUSINESS STRATEGY

     The Company's business strategy is to generate strong and consistent growth in reserves, production, earnings and cash flow. The Company implements this strategy through the following:

EXPANDED EXPLORATION PROGRAM. Stepped up exploration activity in the Company's core regions exposes the Company to higher potential production and reserve additions. The Company has a staff of 22 geoscientists and reservoir engineers who have extensive experience in the use of advanced technologies, including 3-D seismic analysis, computer aided mapping and reservoir
simulation modeling.   During 1996, the Company invested $15 million in
connection with exploration prospects, including drilling, seismic data collection and lease acquisitions. Approximately $7 million of the 1996 exploration budget was used for early stage lease acquisitions and seismic data collection, which have created a foundation for an expanded exploration program in 1997 and 1998. The Company has allocated $25 million, or 25%, of its current capital budget for additional exploration activities in 1997.

GROWTH THROUGH DRILLING. In 1994, 1995 and 1996, the Company replaced 116%, 120% and 153%, respectively, of its production through the drilling of 745 gross (450 net) wells, adding 251 Bcfe of proved reserves (including revisions of previous estimates). The Company conducts development drilling in areas where multiple productive oil and gas bearing formations are likely to be encountered, thus reducing dry hole risk.

STRATEGIC ACQUISITIONS. Since January 1, 1990, the Company has grown rapidly by investing $629 million to acquire approximately 1 Tcfe of proved reserves at an average acquisition cost of $0.66 per Mcfe. The Company believes the cost of these acquisitions compares favorably to industry averages. The acquisitions have been geographically concentrated in the core regions where the Company possesses considerable operating expertise and realizes economies of scale. The Company principally targets acquisitions which have significant development potential, are in close proximity to existing properties, have a high degree of operatorship and can be integrated with minimal incremental administrative cost.

PRICE RISK MANAGEMENT. The Company manages a portion of the risks associated with decreases in prices of natural gas and crude oil through Fixed-Price Contracts. Since 1990, the Company has generated $41 million in additional revenues through its price risk management strategies. At December 31, 1996, the pre-tax present value (discounted at 10%) of the future net revenues for such Fixed-Price Contracts, based on the difference between contract prices and forward market prices, was approximately $190 million. These Fixed-Price Contracts provide a base of predictable cash flows for a portion of the Company's gas and oil sales, thereby enabling the Company to pursue its capital expenditures with a greater degree of assurance. Recently, a lesser portion of the Company's production has been hedged due to the Company's reluctance to sell into a forward market where prices trend down or are essentially flat over the next several years. In 1996, 53% of the Company's production was sold pursuant to Fixed-Price Contracts, reduced from 83% in 1995.

CORE AREAS

     The following table sets forth certain information regarding the Company's activities in each of its principal producing areas.


                                    SONORA    MID-CONTINENT  PERMIAN(1)  GULF COAST    TOTAL(1)
                                    ------    -------------  ----------  ----------    --------
PROPERTY STATISTICS: (as of
December 31, 1996)

Proved reserves (Bcfe)........        494           325           97           74          990

Percent of total proved               50%           33%          10%           7%         100%
reserves......................

Average net daily production         78.1          82.1         27.1         22.5        209.8
(MMcfe) (2)...................

Gross producing wells.........      1,526         2,730        2,773          283        7,312

Net producing wells...........      1,478           803          331          121        2,733

Gross acreage.................    335,000       587,000      335,000      143,000    1,400,000


Net acreage...................    263,000       247,000      203,000       43,000      756,000

Potential drill sites.........        550           250          200          200        1,200


1996 RESULTS:

Gross wells drilled...........         96            82          101           26          305

Gross successful wells........         93            78           97           21          289

Drilling success..............        97%           95%          96%          81%          95%

Production (Bcfe).............       28.1          28.4         10.4          8.1         75.0

Lease operating expense per
 Mcfe.........................      $0.46         $0.41        $0.56        $0.54        $0.47


BUDGETED 1997 CAPITAL
EXPENDITURES (MM$):

Development...................        $34           $28          $11           $2         $75

Exploration...................          2             4            3           16          25
                                  -------       -------      -------      -------    ---------
Total.........................        $36           $32          $14          $18        $100
                                  -------       -------      -------      -------    ---------
                                  -------       -------      -------      -------    ---------

____________________________
(1)  Includes the Company's Levelland properties which were sold in January
     1997.
(2)  Consists of average net daily production for December 1996.

     SONORA AREA

     The Sonora area is located in the West Texas counties of Schleicher, Crockett, Sutton and Edwards. It is comprised of five fields, Sawyer, Shurley Ranch, MMW, Aldwell Ranch and Whitehead, which are located on the northeast side of the Val Verde Basin of West Central Texas. Development of the Company's Sonora properties was initiated in the 1970's. Production is predominately from the Canyon formation at depths ranging from 2,500 to 6,500 feet and the Strawn formation at depths ranging from 5,000 to 9,000 feet. The majority of the Company's interest in these properties was accumulated through acquisitions in 1993 and 1995.

     CANYON FORMATION. Natural gas in the Canyon formation is stratigraphically trapped in lenticular sandstone reservoirs and the typical Sonora Area well encounters numerous such reservoirs over the Canyon formation's gross thickness of approximately 1,500 feet. The Canyon reservoirs tend to be discontinuous and to exhibit low porosity and permeability, characteristics which reduce the area that can be effectively drained by a single well. These characteristics have encouraged operators in the area to undertake Canyon infill drilling programs over the years. Initial wells were drilled on 640 acre drilling units, but well performance characteristics have indicated that denser well spacing is necessary for effective drainage. The Company continues to downsize these units, and the fields currently are developed in some areas on 40 acre spacing.

     STRAWN FORMATION. The Strawn formation, a shallow-marine, fossiliferous limestone, produces natural gas from fractures and irregularly distributed porosity trends draped across anticlinal features. Original field development took place on 640 acre units, with subsequent infill programs
downsizing to 160 acre density.   Testing of the Strawn formation in Sonora
wells, for which the primary drilling objective was the Canyon formation, has been an attractive play for the Company because the Strawn lies less than 1,000 feet below the Canyon formation. Because of the closeness in depth, the cost to evaluate the Strawn formation while drilling for the Canyon formation is relatively minor. The Strawn production is generally commingled with the Canyon production stream. The Company recently acquired over 10,000 gross acres and plans to drill several 100% working interest wells to test primarily the Strawn formation in the Buckhorn horst block, a localized fault-bounded structural feature. The Company is also evaluating the potential for drilling horizontal wells in the Strawn formation. The Company is encouraged by recent horizontal activity conducted by other operators west of the Company's acreage.

     ELLENBURGER FORMATION. The Ellenburger formation, which lies approximately 500 feet below the Strawn formation, continues to be a play with interesting potential in the Sonora area. This formation, which is productive on acreage in close proximity to the Company's Sonora properties, is expected to produce from dolomitic porosity in structurally defined traps. Recent drilling into this formation has resulted in encouraging gas shows and helped define the structural and reservoir complexity of the Ellenburger. The Company is continuing a mapping program using 2-D seismic information in conjunction with sub-surface data obtained in the development of the Canyon and Strawn formations, to identify locations which are structurally suited for hydrocarbon accumulation in the Ellenburger. The relatively modest cost to deepen wells to this horizon make the potential economics of this play highly attractive. The Company anticipates at least three Ellenburger tests during 1997.

     Since 1993, the Company has continued an aggressive development program in the Sonora area. Through December 31, 1996, the Company had drilled 306 Canyon and Strawn wells with only 3 dry holes. For 1997, the Company plans to drill an additional 100 wells in Sonora. A majority of the wells proposed to be drilled in 1997 are on relatively low risk locations which have not been assigned proved
reserves.   Since only a portion of the Company's Sonora acreage is developed on
40 acre density, the Company has identified over 550 undrilled locations on the Company's acreage of which 132 have been assigned proved undeveloped reserves. The Company believes that, subject to further study and drilling results, additional proved reserves will ultimately be attributed to many of the other locations. In addition to the infill potential, many of the

Company's producing wells in the Sonora area have recompletion possibilities in existing wellbores from Canyon sands not currently producing.

     MID-CONTINENT REGION

     The Company was actively involved in the Mid-Continent region when it was acquired by S.A. Louis Dreyfus et Cie and has subsequently acquired additional interests in the area through multiple acquisitions that have increased reserves with minimal additional administrative costs. The Company's properties in the Mid-Continent region are located in and along the northern shelf of the Anadarko basin and in Southern Oklahoma. Development of the Company's Mid-Continent region properties began in the late 1970's. Production is predominately natural gas from numerous formations of Pennsylvanian and Pre-Pennsylvanian age rock. Productive depths range from 3,000 to 17,000 feet.

     Pre-Pennsylvanian reservoirs include the Chester, Mississippi and Hunton formations, with greater production from these formations occurring in highly fractured carbonate intervals. Pennsylvanian reservoirs include the Granite Wash, Red Fork, Atoka, Morrow and Springer sandstones. These formations have potential for excellent production and reserves. The stratigraphic nature of these reservoirs frequently provides for multiple targets in the same wellbores. Spacing in these formations is generally on 640 acres with extensive increased density drilling having occurred over the last 15 years.

     The Company has pursued an active low risk infill drilling program over the past three years and plans to drill 80 development wells in the region during 1997. In addition, the Company has recently commenced drilling an initial horizontal well to begin evaluating its extensive acreage containing the Mississippi Lime formation. This well is planned to have a 2,300 foot lateral extension.

     The Company has identified 250 undrilled locations in the Mid-Continent region, of which 110 have been assigned proved undeveloped reserves.

     PERMIAN REGION

     The majority of the Company's interests in this region was acquired in acquisitions in 1992, 1993 and 1994. The Company is actively involved in drilling development and exploration wells in the Delaware basin of Southeast New Mexico and the Val Verde basin and Spraberry trend of West Texas. The primary drilling objectives in this region are the Delaware, Spraberry, Wolfcamp and Morrow sands.

     DELAWARE FORMATION. The Delaware formation was deposited in broad, braided channel systems over most of the Delaware basin. The sands range in depth from 3,000 to 5,000 feet with multiple objectives in the Bell Canyon and Cherry Canyon. Over the past two years, the Company has pursued an active development program in the Happy Valley field in Eddy County of Southeast New Mexico to exploit the Delaware formation. Production is predominately oil with reserves ranging from 75,000 to 150,000 Bbls per well.

     SPRABERRY TREND. The Spraberry trend is located in the West Texas counties of Martin, Midland, Glasscock, Upton, Reagan and Irion. The fields in the Spraberry trend are located in the Midland basin and are characterized by the production of both oil and gas from productive zones ranging from the Lower Clearfork formation at a depth of 4,500 feet, to the Dean formation at a depth of 7,000 feet, with the majority of the production from the Spraberry formation. The Spraberry formation, primarily an oil reservoir, produces from fractured sandstones and siltstones and is characterized by low porosity and permeability. These formation characteristics have encouraged operators to develop the area on 80 acre spacing. Over the last two years, the Company has pursued an active infill drilling program in the Spraberry trend which will continue in 1997.

     WOLFCAMP. The Wolfcamp in the Southern Delaware and Val Verde basins are deposited as submarine fan sequences that are 200 to 800 feet thick and range in depth from 4,000 to 12,000 feet. During 1996, the Company drilled 5 gross wells in the Brown Bassett area with a 100% success rate. The Company plans to continue additional development in the field in 1997. Additionally, the Company plans to drill a second test well in its Pecos Grande prospect, in which it holds a 56% working interest in 11,000 gross acres in Pecos County, Texas. The Company drilled a dry hole on this prospect in 1996, but the Company believes that the prospect has not been adequately tested.

     MORROW FORMATION. The Morrow formation consists of northwest to southeast trending fluvial systems exhibiting excellent porosity and permeability at depths between 10,500 to 11,500 feet. The Company continues to drill and participate in Morrow wells in the Artesia area which is situated along the Northwest shelf of the Delaware basin. Morrow formation gas reserves can range up to 6 Bcf for a single well.

     The Company has identified 200 undrilled locations in the Permian region, of which 69 have been assigned proved undeveloped reserves.

     GULF COAST REGION

     The Company's properties in the Gulf Coast Region consist of varying interests in the A.W.P. (Olmos) Field and the North Tatum Field, as well as in an offshore Gulf of Mexico platform, West Delta 152, which is its most significant producing property in this region. At December 31, 1996, the Company owned between a 20% and 39% non-operated working interest in the West Delta 152 Field ("West Delta 152") which has 16 producing wells. The wells produce from an eight-pile, 24-slot platform located in the Gulf of Mexico in 380 feet of water approximately 40 miles south-southwest of Venice, Louisiana. The Company successfully completed seven of eight wells drilled in 1996. The Company anticipates that 3 wells will be drilled in West Delta 152 during 1997.

     The Company has identified 200 undrilled locations in the Gulf Coast region, of which 32 have been assigned proved undeveloped reserves.

ACQUISITIONS

     The Company has completed a significant number of acquisitions during the past five years, including three ranging in size from $87 million to $180 million. The following table summarizes the Company's acquisition activity for the five years ending December 31, 1996:

                                                          YEARS ENDED DECEMBER 31,
                                              ---------------------------------------------
                                               1992      1993      1994      1995      1996      TOTAL
                                              ------    ------    -----     ------    -----      ------
SUMMARY ACQUISITION INFORMATION

Estimated proved reserves acquired
 (Bcfe)(1).................................     163.8     296.8     56.1      190.5     75.5      782.7
Acquisition cost (MM$).....................    $116.2    $188.9    $36.6     $118.7    $36.1     $496.5
Acquisition cost per Mcfe ($)..............      0.71      0.64     0.65       0.62     0.48       0.63

--------------
(1) Based on the first year-end reserve report prepared following the acquisition date as adjusted for production between the acquisition date and year-end.

     Senior management is actively involved in the screening of potential acquisitions and the development and implementation of strategies for specific acquisitions. The Company's staff of reservoir engineers, geologists, production engineers, landmen and accountants have substantial experience in evaluating and acquiring oil and gas reserves. The Company principally seeks acquisitions in regions in which the Company believes that its prior experience and existing operations will enable it to readily integrate the acquired properties into its existing base of operations.

     The Company primarily seeks to acquire operated interests. The Company prefers to operate its properties whenever possible in order to provide more control over the operation and development of the properties and the marketing of the production. The Company frequently seeks to acquire additional interests in its operated properties from holders of non-operating interests to increase its percentage ownership at attractive acquisition prices.

EXPLORATION PROSPECTS

     In 1996, the Company began to place more emphasis on exploratory drilling activities. The Company invested $15 million in 1996 for seismic and leasehold acquisition and the drilling of 25 wells. The Company has currently budgeted $25 million for exploration activities in 1997. The Company's exploration prospects are located throughout its core regions.

     YOAKUM GORGE. The Yoakum Gorge project is located within the Company's Gulf Coast region in Lavaca County, Texas. The Company is currently reviewing the 150 square miles of high-fold 3-D seismic data that was obtained in 1996 and is evaluating drilling opportunities on its 60,000 gross acres. The target zones are the shallow Miocene, Frio, Yegua and Upper Wilcox sands, ranging in depth from 3,500 to 8,000 feet and the deeper
Lower Wilcox sands from 13,000 to 16,000 feet. The shallow sands were deposited in a fluvial environment and are often point bar sands with high porosity and permeability. These sands have a reserve range potential of .5 to 3 Bcf per well and are relatively easy to identify using 3-D seismic. The Company successfully completed 9 shallow tests during 1996 and plans to drill up to 40 additional wells during 1997. Initial 3-D seismic interpretation indicates at least 70 shallow sand leads similar to those drilled in 1996. During 1997, the Company also plans to drill 4 exploratory wells to test the Lower Wilcox structures. The Lower Wilcox sands are part of an ancient deltaic system deposited across an unstable muddy continental shelf. The rapid subsidence of the underlying beds allowed accumulation of massive Wilcox sand packages with a high degree of structural complexity. These deeper structures present higher risk but have greater potential, ranging up to 100 Bcf per field. The Company holds a 35% working interest in this project.

     SOUTHWEST SPEAKS. The Company has a 25% working interest in this Lower Wilcox project which is also located in Lavaca County, Texas. The Lower Wilcox sands are a series of deltaic sands trapped on a growth faulted structure formed during the Wilcox time. This setting yields multiple zones with high per well reserves and excellent flow rates. During 1996, the Company drilled and completed the Pilgreen No. 1 well at a depth of 13,700 feet, with initial production of 5,000 Mcf per day at 7,000 pounds flowing tubing pressure. This well is believed to have additional productive zones behind pipe. During 1997, the Company plans to drill at least one well in this prospect and up to three additional wells, if the results of a planned seismic project are favorable.

     COTTON VALLEY REEF TREND. The Company has a 15% working interest in 26,000 acres in the Cotton Valley Reef trend in Leon and Freestone Counties of East Texas, an area that has attracted many of the largest independent producers. The targets are pinnacle reef build-ups at depths ranging from 13,000 to 16,000 feet that formed on the shelf slope in a shallow water environment during the Jurassic age. These reefs display a dimout on the Cotton Valley seismic event and therefore are readily identifiable on high quality 3-D seismic data. They are typically between 300 and 600 feet thick and can extend across 40 to 80 acres. Discoveries in the region by other operators have resulted in initial production of up to 40 MMcf per day with single well reserves of as much as 80 Bcfe. The Company has identified 40 leads based on its 2-D seismic data. The Company plans to begin a 3-D seismic project of 50 square miles in this area during the first quarter of 1997 with initial drilling to begin by year-end, if the results of the seismic project are favorable.

     PITCHFORK RANCH. The Company has an option to explore on approximately 140,000 acres of the Pitchfork Ranch over the next three years. The Pitchfork Ranch is located in the Permian region in King and Dickens Counties, Texas. The Company will be the operator with at least a 77.5% working interest. Target zones are the Tannehill sand at a depth of 4,500 feet and the Strawn Lime at 5,500 feet. The Tannehill sands were deposited as northeast to southwest trending channel sands and extend over most of the acreage. Production is generally found within point bars on structural highs or in stratigraphic traps. Fields within this meandering channel system of the Tannehill can have potential reserves of up to 2 MMBbls, with the opportunity for numerous fields to exist on the ranch. The Company plans to complete a 30 square mile 3-D seismic project by mid-1997 with initial drilling to begin later in the year if the results of the seismic project are favorable.

     SON OF BEVO. The Company is the operator and holds a 35% working interest in this project in Lipscomb County of the Texas Panhandle. The prolific Upper Morrow, at a depth of 10,000 feet, was deposited in a meandering river channel environment with gas stratigraphically trapped in point bars. These point bars can be up to 50 feet thick and have very good rock properties that yield high flow rates. Using 3-D seismic, the Company has successfully completed the second of two wells drilled in this area at an initial flow rate of 5.3 MMcf per day. Seismic interpretations indicate at least six leads that have seismic signatures similar to those of the successful completion. The Company plans to commence the next well in the first quarter of 1997.

     OTHER PROJECTS. The Company has other exploration projects in its core regions, including prospects with potential in the Wolfcamp formation in West Texas, the Ellenburger formation in Sonora and the Morrow formation in the Mid-Continent and Permian regions.

MARKETING

     FIXED PRICE CONTRACTS. The Company has entered into Fixed-Price Contracts to reduce its exposure to decreases in oil and gas prices, which are subject to significant and often volatile fluctuation. The Company's Fixed-Price Contracts are comprised of long-term physical delivery contracts, energy swaps, collars, futures contracts, basis swaps and option agreements. These contracts allow the Company to predict with greater certainty the effective oil and gas prices to be received for its hedged production and benefit the Company when market prices are less than the fixed prices provided in its Fixed-Price Contracts. However, the Company will not benefit from market prices that are higher than the fixed prices in such contracts for its hedged production. At December 31, 1996, these contracts hedged 349 Bcf of natural gas and 362 MBbls of oil. The fixed prices in such contracts generally escalate over the contract term. The Company has traditionally hedged a significant portion of its natural gas and crude oil production. In the past three years, a progressively smaller share of the Company's production and reserve additions have been hedged due to a reluctance to sell into a forward market where prices trend down or are essentially flat over the next several years. Management believes that the current relationship between cash flow protection and exposure to oil and gas prices is an appropriate balance for the Company. However, the Company may hedge a greater or smaller share of production in the future, depending on market conditions, capital investment considerations and other factors.

     DELIVERY CONTRACTS. The Company has entered into fixed-price natural gas delivery contracts with independent power producers, natural gas pipeline marketing affiliates, a municipality and other end users. Typically, these contracts require the Company to deliver, and the purchaser to take, specified quantities of natural gas at specified fixed prices, over the life of the contracts. The Company meets its fixed-price delivery contract requirements through purchases of natural gas in markets local to the delivery point at the most attractive prices available. The contracts generally permit the Company to deliver natural gas at its choice of several pipeline or customary industry delivery points, permitting some market flexibility to the Company in purchasing required natural gas supplies and making deliveries and reducing transportation risks. Each contract is individually negotiated based on the purchaser's specified needs.

     ENERGY SWAPS. The Company enters into energy swaps as a fixed-price seller in order to assure itself of fixed prices for the sale of its oil and gas production. Less frequently, the Company enters into swaps as a fixed-price purchaser to obtain a fixed-price supply to meet sale commitments at a particular point in time. The variables in an energy swap transaction are a fixed price, an index price, a specified quantity and a period. One of the parties is designated as the fixed-price purchaser ("FPP") and whenever the fixed price exceeds the index price for a given date or period, the FPP pays the other party, the fixed-price seller ("FPS"), the difference between the fixed price and the index price. Whenever the index price is in excess of the fixed price, the FPS pays the difference between the index price and the fixed price to the FPP. In this way the parties may, without physical delivery of oil or gas, counterbalance or hedge against uncertainties and risk created by fluctuations in oil and gas prices in connection with such party's actual physical supply, purchase or sale commitments or requirements.

     COUNTERPARTIES.   The following table summarizes certain information
concerning the Company's natural gas Fixed-Price Contracts and associated counterparties at December 31, 1996:


NATURAL GAS FIXED-PRICE CONTRACT
VOLUMES BY
COUNTERPARTY


                                                                   VOLUMES COMMITTED (Bbtu)
                                                  -----------------------------------------------------------
                                                                    ENERGY SWAPS                               PERCENTAGE OF
                                                   DELIVERY    ----------------------                            COMMITTED
TYPE OF COUNTERPARTY:                              CONTRACTS     SALES     PURCHASES     COLLARS      TOTAL       VOLUME
                                                  -----------  ---------  -----------  -----------  ---------  -------------
Independent power producers.....................   175,873           --          --          --       175,873        50%
Pipeline marketing affiliates...................    85,420       10,955      (1,825)         --        94,550        27%
Financial institutions..........................        --           --     (20,675)      3,010       (17,665)       (5%)
Other...........................................    24,227       71,900          --          --        96,127        28%
                                                   -------       ------     -------       -----       -------       ----
Total...........................................   285,520       82,855     (22,500)      3,010       348,885       100%
                                                   -------       ------     -------       -----       -------       ----
                                                   -------       ------     -------       -----       -------       ----


     For additional information concerning the Company's Fixed-Price Contracts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Fixed Price Contracts".

     WELLHEAD MARKETING.

     The majority of the Company's wellhead gas production is sold to a variety of purchasers on the spot market or dedicated to contracts with market-sensitive pricing provisions. Substantially all of the undedicated natural gas produced from Company-operated wells is marketed by the Company. Additionally, the majority of the oil and condensate from Company-operated properties is sold on a market sensitive basis. During 1996, the Company had gas sales to three unrelated purchasers which approximated 18%, 13% and 11% of total revenues.

     In connection with a 1993 acquisition, the Company acquired the rights to and obligations under the Sonora Gas Contract, a fixed-price, take-or-pay natural gas contract with Lone Star. The Sonora Gas Contract covered a substantial portion of the Company's production in the Sonora area and sales under such contract accounted for 28% and 30% of the Company's total revenues during 1994 and 1995, respectively. The Sonora Gas Contract, which expired on December 31, 1995, provided a fixed price of $3.90 per Mcf during 1995. Subsequent to December 31, 1995, the Company is selling the gas previously dedicated to the Contract to a third party at market prices which have been significantly less than the fixed prices provided by the Sonora Gas Contract.

     The loss of any wellhead purchaser is not anticipated to have a material adverse effect on the Company because there are a substantial number of alternative purchasers in the markets in which the Company sells its wellhead production.

RESERVES

     The following table sets forth the estimated net quantities of the Company's proved and proved developed reserves as of December 31, 1994, 1995 and 1996, and the estimated future net revenues and Present Values at such dates.

     PROVED RESERVES (1)                                    AS OF DECEMBER 31,
                                                 ----------------------------------------
                                                     1994          1995         1996 (2)
                                                   --------      ---------     ---------
     ESTIMATED PROVED RESERVES:
     Natural gas (Bcf). . . . . . . . . .             574.0          753.9          849.2
     Oil (MMBbls) . . . . . . . . . . . .              19.3           20.4           23.5
     Total (Bcfe) . . . . . . . . . . . .             689.9          876.1          990.2

     Future net revenues (M$) . . . . . .        $1,219,760      $1,531,501    $2,417,430
     Present Value (M$) . . . . . . . . .        $  616,005      $  737,512    $1,117,734 (3)

     ESTIMATED PROVED DEVELOPED RESERVES:
     Natural gas (Bcf). . . . . . . . . .             433.3           630.6         709.7
     Oil (MMBbls) . . . . . . . . . . . .              13.1            14.8          17.9
     Total (Bcfe) . . . . . . . . . . . .             511.8           719.6         817.1

     YEAR-END PRICES USED IN ESTIMATING
     FUTURE NET REVENUES:
     Natural gas (per Mcf). . . . . . . .        $     2.61      $     2.60    $     3.55
     Oil (per Bbl). . . . . . . . . . . .        $    16.08      $    17.80    $    24.66

     ____________________

     (1) The year-end prices used to estimate future net revenues include the effects of the Company's Fixed-Price Contracts which have escalating fixed prices. Estimated proved reserve quantities have been determined without regard to such contracts.

     (2) Includes 34 Bcfe of proved reserves (of which 24 Bcfe were proved developed) attributable to the Company's Levelland properties which were sold in January 1997. Future net revenues and the Present Value attributable to the Levelland properties were $68.5 million and $35.9 million, respectively, at December 31, 1996.

     (3) Increases in the Present Value for 1996 were due, in part, to a significant increase in December 1996 natural gas and crude oil prices. Holding the reserve quantities set forth in the December 31, 1996 reserve study (shown above) constant, the impact of using average 1996 natural gas and oil prices of $2.63 per Mcf and $21.18 per Bbl would have been to lower the Present Value to $834 million.

     No estimates of the Company's proved reserves comparable to those included herein have been included in reports to any federal agency other than the Securities and Exchange Commission.

     The Company's estimated proved reserves as of December 31, 1996 are based upon studies prepared by the Company's staff of engineers and reviewed by Ryder Scott Company, independent petroleum engineers. Estimated recoverable proved reserves have been determined without regard to any economic benefit that may be derived from the Company's Fixed-Price Contracts. Such calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with Securities and Exchange Commission guidelines. The estimated future net revenues and Present Value, as adjusted for Fixed-Price Contracts, were based on the engineers' production volume estimates with price adjustments based on the terms of the Company's Fixed-Price Contracts as of December 31, 1996. The amounts shown do not give effect to indirect expenses such as general and administrative expenses, debt service and future income tax expense or to depletion, depreciation and amortization.

     The Company estimates that if all other factors (including the estimated quantities of economically recoverable reserves) were held constant, a $1.00 per Bbl change in oil prices and a $.10 per Mcf change in gas prices from those used in calculating the Present Value would change such Present Value by $11 million and $15 million, respectively.

     The prices used in calculating the estimated future net revenues attributable to proved reserves are determined using the Company's Fixed-Price Contracts for the corresponding volumes and production periods adjusted for estimated location and quality differentials. These prices are on average less than spot market prices at December 31, 1996. If such Fixed-Price Contracts were not in effect and the Company used December 31, 1996 wellhead prices, the estimated future net revenues attributable to proved reserves and the Present Value thereof would be $2.6 billion and $1.3 billion, respectively.

     There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates often differ from the quantities of oil and gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based.

     For further information on reserves, future net revenues and the standardized measure of discounted future net cash flows, see "Note 12 -- Supplemental Information -- Oil and Gas Reserves" in the Consolidated Financial Statements of the Company appearing elsewhere herein.

COSTS INCURRED AND DRILLING RESULTS


     The following table sets forth certain information regarding the costs incurred by the Company in its acquisition, exploration and development activities during the periods indicated.

         COSTS INCURRED                                YEARS ENDED DECEMBER 31,
                                                 ---------------------------------
                                                   1994         1995        1996
                                                 --------     --------    --------
                                                           (IN THOUSANDS)


     Property acquisition costs:
     Proved. . . . . . . . . . . . . . . .       $ 36,575     $118,652    $ 36,125
     Unproved. . . . . . . . . . . . . . .          4,953        1,717       6,934
                                                 --------     --------    --------
                                                   41,528      120,369      43,059
     Exploration costs . . . . . . . . . .           --            391      10,610
     Development costs . . . . . . . . . .         67,764       64,498      80,553
                                                 --------     --------    --------

     Total . . . . . . . . . . . . . . . .       $109,292     $185,258    $134,222
                                                 --------     --------    --------
                                                 --------     --------    --------

     The Company drilled or participated in the drilling of wells as set out in the table below for the periods indicated.

     WELLS DRILLED

                                       YEARS ENDED DECEMBER 31
                        ------------------------------------------------------
                             1994                1995                1996
                        --------------      --------------      --------------
                        GROSS      NET      GROSS      NET      GROSS      NET
                        -----      ---      -----      ---      -----      ---
Development wells:
Gas....................  144       131       134       115       179       130
Oil....................   27         6       114        28        92        19
Dry....................    4         2        14         5         9         5
                        -----      ---      -----      ---      -----      ---
Total..................  175       139       262       148       280       154
                        -----      ---      -----      ---      -----      ---
                        -----      ---      -----      ---      -----      ---

Exploratory wells:
Gas....................   --        --         3         1        18         6
Oil....................   --        --        --        --        --        --
Dry....................   --        --        --        --         7         2
                        -----      ---      -----      ---      -----      ---
Total..................   --        --         3         1        25         8
                        -----      ---      -----      ---      -----      ---
                        -----      ---      -----      ---      -----      ---

     As of December 31, 1996, the Company was involved in the drilling, testing or completing of 8 gross (4 net) development wells.

ACREAGE

     The following table sets forth the Company's developed and undeveloped oil and gas lease acreage as of December 31, 1996. Excluded is acreage in which the Company's interest is limited to royalty, overriding royalty and other similar interests.

     ACREAGE                        DEVELOPED                UNDEVELOPED
                              --------------------      --------------------
                               GROSS         NET         GROSS         NET
                              -------      -------      -------      -------
     Sonora area............. 214,656      175,494      120,080       87,900
     Mid-Continent region.... 539,448      216,176       47,390       30,750
     Permian region.......... 141,801       41,451      193,572      161,421
     Gulf Coast region.......  53,214       19,560       89,437       23,700
                              -------      -------      -------      -------
     Total................... 949,119      452,681      450,479      303,771
                              -------      -------      -------      -------
                              -------      -------      -------      -------

PRODUCTIVE WELL SUMMARY

     The following table sets forth the Company's ownership in productive wells at December 31, 1996. Gross oil and gas wells include 138 wells with multiple completions. Wells with multiple completions are counted only once for purposes of the following table.

     PRODUCTIVE WELLS          PRODUCTIVE WELLS (1)
                               --------------------
                               GROSS           NET
                               -----          -----
     Gas...................... 3,486          2,248
     Oil...................... 3,826            485
                               -----          -----
     Total.................... 7,312          2,733
                               -----          -----
                               -----          -----

(1) Includes 837 gross (95 net) wells in the Company's Levelland properties which were sold in January 1997.

EMPLOYEES

     As of January 31, 1997, the Company had approximately 314 employees. Management believes that its relations with its employees are satisfactory. The Company's employees are not covered by a collective bargaining agreement.

RELATIONSHIP BETWEEN THE COMPANY AND S.A. LOUIS DREYFUS ET CIE

     The Company was acquired by S.A. Louis Dreyfus et Cie in 1990 to engage in oil and gas acquisition, development, production and marketing activities. S.A. Louis Dreyfus et Cie's other principal activities include the international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, the marketing of electricity, natural gas and petroleum products and crude oil refining.

     S.A. Louis Dreyfus et Cie currently is the beneficial owner of approximately 74.2% of the Company's Common Stock and after the Offerings will beneficially own 58.5% of the Company's Common Stock (55.8% if the Underwriters' over-allotment option is exercised in full). Through its ability to elect all directors of the Company, S.A. Louis Dreyfus et Cie has the ability to control all matters relating to the management of the Company, including any determination with respect to the acquisition or disposition of Company assets and the future issuance of Common Stock or other securities of the Company. S.A. Louis Dreyfus et Cie also has the ability to control the Company's drilling, development, capital, operating and acquisition expenditure plans. There is no agreement between S.A. Louis Dreyfus et Cie and any other party, including the Company, that would prevent S.A. Louis Dreyfus et Cie from acquiring additional shares of the Common Stock.

     The Company has an agreement ("Services Agreement") with S.A. Louis Dreyfus et Cie pursuant to which S.A. Louis Dreyfus et Cie provides to the Company various services (principally insurance-related services). Such services historically have been supplied to the Company by S.A. Louis Dreyfus et Cie, and the Services Agreement provides for the further delivery of such services, but only to the extent requested by the Company. The Company reimburses S.A. Louis Dreyfus et Cie for a portion of the salaries of employees performing requested services based on the amount of time expended ("Hourly Charges"), all direct third party costs incurred by S.A. Louis Dreyfus et Cie in rendering requested services and overhead costs equal to 40% of the Hourly Charges. The Services Agreement will continue until terminated by either party upon 60 days prior written notice to the other party in accordance with the terms of the Services Agreement. In the event of termination of the Services Agreement by S.A. Louis Dreyfus et Cie, the Company has an option to continue the agreement for up to 180 days to enable it to arrange for alternative services.

     The Company has also entered into a registration rights agreement ("Registration Rights Agreement") with S.A. Louis Dreyfus et Cie pursuant to which the Company has agreed to register under the Securities Act of 1933, as amended (the "Securities Act"), certain shares of Common Stock of the Company held by S.A. Louis Dreyfus et Cie. S.A. Louis Dreyfus et Cie has the right to request such registration on up to four separate occasions and has certain "piggy-back" registration rights with respect to Company registrations. The registration rights are subject to a number of limitations, including the right of an underwriter of the offering, under certain circumstances, to limit the number of shares being registered. Generally, the Company is required to bear the expenses of all registrations pursuant to the Registration Rights Agreement, provided that S.A. Louis Dreyfus et Cie is required to bear its pro rata share of the underwriting discounts and concessions. As provided in the Registration Rights Agreement, the Company will pay the fees, costs and expenses of registering the shares to be sold in the Offerings, including the shares to be sold by S.A. Louis Dreyfus et Cie, other than the pro rata share of the underwriting discounts and concessions attributable to the shares to be sold by S.A. Louis Dreyfus et Cie. Pursuant to the Registration Rights Agreement, the Company also has agreed to indemnify S.A. Louis Dreyfus et Cie against various liabilities, including certain liabilities under the Securities Act.

POTENTIAL CONFLICTS OF INTEREST

     The nature of the respective businesses of the Company and S.A. Louis Dreyfus et Cie may give rise to conflicts of interest between such companies. Conflicts could arise, for example, with respect to intercompany transactions between the Company and S.A. Louis Dreyfus et Cie, competition in the marketing of natural gas, the issuance of additional shares of voting securities, the election of directors or the payment of dividends by the Company.

     The Company and S.A. Louis Dreyfus et Cie have in the past entered into significant intercompany transactions and agreements incident to their respective businesses. Such transactions and agreements have related to, among other things, the purchase and sale of natural gas, the financing of acquisition, development and marketing activities of the Company and the provision of certain corporate services. It is the intention of S.A. Louis Dreyfus et Cie and the Company that the Company operate independently, other than receiving services as contemplated by the Services Agreement, but S.A. Louis Dreyfus et Cie and the Company may enter into other material intercompany transactions. In any event, the Company intends that the terms of any future transactions and agreements between the Company and S.A. Louis Dreyfus et Cie will be at least as favorable to the Company as could be obtained from unaffiliated third parties.

     S.A. Louis Dreyfus et Cie has advised the Company that it does not currently intend to engage in the acquisition and development of, or exploration for, oil and gas except through its beneficial ownership of Common Stock. However, as part of S.A. Louis Dreyfus et Cie's business strategy, S.A. Louis Dreyfus et Cie may, from time to time, acquire other businesses primarily engaged in other activities, which may also include oil and gas acquisition, exploration and development activities as part of such acquired businesses. S.A. Louis Dreyfus et Cie is also actively engaged in the trading of oil and gas which includes the use of Fixed-Price Contracts. The Company has not adopted any special procedures to address potential conflicts of interest between the Company and S.A. Louis Dreyfus et Cie relating to such potential competition. However, the Company does not currently anticipate that any potential competition with S.A. Louis Dreyfus et Cie for Fixed-Price Contracts would adversely affect its ability to hedge its production.

                                      MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:


         NAME                 AGE                     POSITION
         ----                 ---                     --------
     Mark E. Monroe           42        President, Chief Executive Officer and Director
     Jeffrey A. Bonney        40        Vice President and Chief Accounting Officer
     Richard E. Bross         48        Executive Vice President and Director
     Peter B. Fritzinger      38        Chief Financial Officer and Treasurer
     Ronnie K. Irani          40        Executive Vice President - Engineering
                                         and Exploration
     Kevin R. White           39        Executive Vice President - Corporate Development and
                                         Strategic Planning and Secretary
     Simon B. Rich, Jr.       52        Chairman of the Board of Directors
     Daniel R. Finn, Jr.      53        Director
     John J. Hogan, Jr.       52        Director
     Gerard Louis-Dreyfus     64        Director
     James R. Paul            62        Director
     James T. Rodgers, III    62        Director


     All directors hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. The executive officers of the Company are elected by the Board of Directors and serve at its discretion.

     The following is a brief description of the business background of each of the executive officers and directors of the Company.

     MARK E. MONROE is President and Chief Executive Officer of the Company and has been a director of the Company since 1986. Mr. Monroe joined the Company in 1980, which was then known as Bogert Oil Company and which was later acquired by S.A. Louis Dreyfus et Cie, and served as Vice President and Chief Financial Officer of the Company until April 1991. From April 1991 until September 1993, Mr. Monroe served as a Vice President of Louis Dreyfus Energy Corp., an indirect subsidiary of S.A. Louis Dreyfus et Cie, engaged in oil and natural gas trading and marketing. Mr. Monroe rejoined the Company in September 1993 and served as Chief Operating Officer until his election to his present position in August 1996. Mr. Monroe holds a B.B.A. degree from the University of Texas and is a Certified Public Accountant.

     JEFFREY A. BONNEY is Vice President and Chief Accounting Officer of the Company. Mr. Bonney joined the Company in November 1993. From April 1990 to November 1993, Mr. Bonney was the Vice President and Controller of Hadson Energy Resources Corporation, an international oil and gas concern. Prior thereto, Mr. Bonney held various management positions with other independent oil and gas companies. He began his career as an auditor with Deloitte, Haskins & Sells in 1978. Mr. Bonney is a Certified Public Accountant and holds a B.S. in Accounting from Oklahoma Christian University.

     RICHARD E. BROSS is Executive Vice President of the Company and was first elected as a director of the Company in September 1993. Mr. Bross joined the Company in 1991 and served as its President until September 1993. Prior to joining the Company, Mr. Bross served in various capacities at Argent Energy, Inc. (previously named Woods Petroleum Corporation) from 1977 until 1991, culminating with his appointment as Executive Vice President and Chief Operating Officer in September 1990. Mr. Bross joined Argent Energy, Inc. in 1977 after working for Gulf Oil Corporation for seven years in various engineering functions. Mr. Bross holds a B.S. degree in Mechanical Engineering from the University of Missouri and an M.B.A. from Oklahoma City University.

     PETER B. FRITZINGER is Chief Financial Officer and Treasurer of the Company. Prior to his election to this position in September 1993, Mr. Fritzinger served as Vice President - Finance and as Treasurer of Louis Dreyfus Energy Corp. beginning in April 1991. From 1980 to 1991, Mr. Fritzinger held various positions with Morgan Guaranty Trust Company of New York. Mr. Fritzinger holds a B.A. in Math and Psychology from Amherst College.

     RONNIE K. IRANI is Executive Vice President - Engineering and Exploration of the Company. He joined the Company in March 1991 from Argent Energy, Inc. (previously named Woods Petroleum Corporation) where he had worked for the previous 12 years. At Argent Energy, Inc., Mr. Irani held the title of Manager of Reservoir Engineering. Mr. Irani holds a B.S. in Chemistry from Bombay University, India, a B.S. and M.S. in Petroleum Engineering from the University of Oklahoma and an M.B.A. from Oklahoma City University.

     KEVIN R. WHITE is Executive Vice President - Corporate Development and Strategic Planning and Secretary of the Company. Mr. White joined the Company in 1983, which was then known as Bogert Oil Company, and served in various capacities prior to appointment to his present position, including Assistant Controller, Controller and Manager of Corporate Development. From 1981 until 1982, Mr. White was employed as an auditor with Arthur Andersen & Co. and Ernst & Young. Mr. White is a Certified Public Accountant and holds B.S. and M.S. degrees in Accounting from Oklahoma State University.

     SIMON B. RICH, JR. has been a director of the Company since 1990 and has served as Chairman of the Board of Directors since August 1996. Mr. Rich is Managing Director and Chief Operating Officer of Duke/Louis Dreyfus LLC, a company 50% owned by S.A. Louis Dreyfus et Cie engaged in natural gas, petroleum product and electric power trading and marketing. From September 1993 until August 1996, Mr. Rich served as President and Chief Executive Officer of the Company. From 1990 to 1993, Mr. Rich served as Executive Vice President of Louis Dreyfus Energy Corp. From 1986 to 1990, Mr. Rich served as Executive Vice President-Development and Strategic Planning of S.A. Louis Dreyfus et Cie. Mr. Rich holds a B.A. in Economics from Duke University.

     DANIEL R. FINN, JR. has been a director of the Company since 1990. Mr. Finn is Chief Executive Officer of Duke/Louis Dreyfus LLC. Mr. Finn has been employed by S.A. Louis Dreyfus et Cie or its subsidiaries since 1972, serving in various capacities, including Vice President of worldwide wheat merchandising, Senior Vice President of worldwide grain merchandising and President and Chairman of the Board of Directors of Louis Dreyfus Energy Corp. In addition, Mr. Finn is Executive Vice President and a director of Louis Dreyfus Holding Company Inc., a subsidiary of S.A. Louis Dreyfus et Cie. Mr. Finn holds a B.A. in Economics from Fairfield University and an M.B.A. in Finance from Northwestern University.

     JOHN J. HOGAN, JR. was first elected to the Board of Directors of the Company in September 1993. Mr. Hogan has been with the law firm of Dewey Ballantine, New York since 1969. He also serves as a director of several other industrial corporations. Mr. Hogan holds a B.A. in Economics from Fordham University and J.D. and M.B.A. degrees from Columbia University.

     GERARD LOUIS-DREYFUS has been a director of the Company since September 1993. Mr. Louis-Dreyfus is the President and Chief Executive Officer of S.A. Louis Dreyfus et Cie, the parent company of the Louis Dreyfus worldwide organization of companies. S.A. Louis Dreyfus et Cie is privately owned by family members and has been in business for over 140 years. The principal activities of the Louis Dreyfus group include the international merchandising and exporting of various commodities, ownership and management of ocean vessels, real estate ownership, development and management, manufacturing, and natural gas, petroleum product and electric power marketing. Mr. Louis-Dreyfus is the great-grandson of the founder. Mr.

Louis-Dreyfus is a graduate of Duke University and Duke University School of Law. Upon graduation he joined the firm of Dewey Ballantine, New York, until 1965 when he joined S.A. Louis Dreyfus et Cie.

     JAMES R. PAUL was first elected to the Board of Directors of the Company in February 1994. Mr. Paul retired in January 1994 from The Coastal Corporation after twenty years of service in various executive capacities, including President and Chief Executive Officer from 1989, and a director from 1981, until his retirement. Mr. Paul holds a B.S. in Business Administration from Wichita State University.

     JAMES T. RODGERS, III was first elected to the Board of Directors of the Company in February 1994. Mr. Rodgers retired in 1992 from Anadarko Petroleum Corporation after sixteen years of service in various executive capacities, including President and Chief Operating Officer from 1986, and a director from 1979, until his retirement. Mr. Rodgers holds an M.S. from the University of Texas and a B.S. from Louisiana State University both in Petroleum Engineering. Mr. Rodgers also serves on the Board of Directors of Barrett Resources Corp., a publicly-held independent oil and gas company.

                SELLING SHAREHOLDER AND PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as of March 1, 1997 with respect to the ownership of the Company's Common Stock by (i) the Selling Shareholder, (ii) each other person known by the Company to own beneficially more than five percent of its Common Stock, including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iii) each director of the Company, (iv) the chief executive officer and the three other most highly compensated executive officers of the Company and (v) all executive officers and directors as a group.

                                         Shares Owned                       Shares To Be Owned
                                       Before Offerings(1)   Shares To Be   After Offering (1)(2)
                                       -------------------     Sold In      ---------------------
Name and Address                       Number      Percent    Offering(2)    Number       Percent
----------------                       ------      -------    -----------    ------       -------
S. A. Louis Dreyfus et Cie (3)        20,630,000    74.2%      2,750,000     17,880,000     58.5%

Mutuelles AXA, AXA and The             2,645,100     9.5%          -          2,645,100      8.7%
    Equitable Companies Incor-
    porated, as a group (4)

Mark E. Monroe (5)                       95,000      *            -             95,000       *

Richard E. Bross (5)                     53,250      *            -             53,250       *

Peter B. Fritzinger (5)                  31,000      *            -             31,000       *

Ronnie K. Irani (5)                      46,450      *            -             46,450       *

Simon B. Rich, Jr. (5)                   92,600      *            -             92,600       *

Daniel R. Finn, Jr. (6)                  13,000      *            -             13,000       *

John J. Hogan, Jr. (6)(7)                12,000      *            -             12,000       *

Gerard Louis-Dreyfus (6)                 11,000      *            -             11,000       *

James R. Paul (6)                         9,000      *            -              9,000       *

James T. Rodgers, III (6)                 8,000      *            -              8,000       *

All executive officers and directors    410,050     1.5%          -            410,050      1.3%
  as a group (12 persons) (8)

_________________

* The percentage of shares beneficially owned does not exceed one percent of the outstanding shares of the class.

(1) This table is based upon information supplied by officers, directors and principal shareholders and applicable Schedules 13D or 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The percentage of ownership for each person is calculated in accordance with rules of the Securities and Exchange Commission without regard to shares of Common Stock issuable upon exercise of outstanding stock options, except that any shares a person is deemed to own by having a right to acquire by exercise of an option are considered outstanding solely for purposes of calculating such person's percentage ownership.

(2) Assumes that the Underwriters' over-allotment options covering 825,000 additional shares will not be exercised and that the respective beneficial owners listed in the table will not purchase any shares in the Offerings.


(3) S.A. Louis Dreyfus et Cie, 87 Avenue de la Grande Armee, 75782 Paris, France, shares voting and investment power over all of the shares indicated as beneficially owned by it with its direct or indirect wholly owned subsidiaries, Louis Dreyfus Holding Company Inc. and Louis Dreyfus Commercial Activities Inc., 10 Westport Road, Wilton, Connecticut 06897-0810 and, as to 20,000,000 of such shares, shares voting and investment power with Louis Dreyfus Natural Gas Holdings Corp., 3411 Silverside Road, Suite 210E Baynard Bldg., Wilmington, Delaware 19810-4808. Such 20,000,000 shares have been pledged to certain banks to secure loans made to the Selling Shareholder in the ordinary course of its business. A default by the Selling Shareholder under the terms of such arrangements could result in the sale of all or a portion of the pledged shares and a change in control of the Company. The shares to be sold by the Selling Shareholder in the Offerings will have been released from such pledge prior to the delivery of such shares for sale in the Offerings.

(4) The named group consists of (i) a group collectively referred to as Mutuelles AXA, consisting of Alpha Assurances I.A.R.D. Mutuelle and Alpha Assurances Vie Mutuelle, 101-100 Terrasse Boieldieu, 92042 Paris La Defense, France; AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle, La Grande Arche, Pari Nord, 92044 Paris La Defense, France; and Uni Europe Assurances Mutuelle, 24 Rue Drouot, 75009 Paris, France; (ii) AXA, 23 Avenue Matignon, 75008 Paris, France; and (iii) The Equitable Companies Incorporated, 787 Seventh Avenue, New York, New York, 10019 as a parent holding company of Alliance Capital Management L.P. and The Equitable Life Assurance Society of the United States. The group has sole investment power for all of the shares indicated as beneficially owned and sole voting power over 2,476,800 of such shares. Beneficial ownership information is as of December 31, 1996.


(5) Includes shares which the named individuals have the right to acquire by exercise of stock options granted under the Company's Stock Option Plan, which are currently exercisable as follows: ; Monroe - 85,000; Bross -51,250; Fritzinger - 22,500; Irani - 43,750; and Rich - 85,000.

(6) Includes 8,000 shares which the named individual has the right to acquire by exercise of currently exercisable stock options granted under the Company's Stock Option Plan.

(7) Includes 1,000 shares owned by Mr. Hogan's wife as custodian for two of their children as to which Mr. Hogan disclaims beneficial ownership.

(8) Includes 361,250 shares which directors and executive officers as a group have a right to acquire by exercise of options granted under the Company's Stock Option Plan which are currently exercisable.

DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 10,000,000 shares of Preferred Stock, par value $.01 per share ("Preferred Stock"), of which no shares were outstanding as of the date of this Prospectus, and 100,000,000 shares of Common Stock, par value $.01 per share, of which 27,801,500 shares were outstanding as of March 1, 1997.


COMMON STOCK

     The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable, or entitled to the benefits of any sinking fund. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Price Range of Common Stock and Dividend Policy." After the Offerings, S. A. Louis Dreyfus et Cie will beneficially own 58.5% of the issued and outstanding Common Stock (or 55.8 % if the Underwriters' over-allotment options are exercised in full) and will continue indirectly to have the voting power necessary to determine the outcome of all matters upon which stockholders of the Company vote. See "Business and Properties -- Relationship Between the Company and S.A. Louis Dreyfus et Cie."

     Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of any liquidation preferences to holders of Preferred Stock. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offerings when issued will be, duly authorized, validly issued, fully paid and nonassessable.

     See "Price Range of Common Stock and Dividend Policy" for information concerning the high and low sales prices of the Common Stock for each quarter during the two most recent fiscal years and other matters affecting holders of the Common Stock.

PREFERRED STOCK

     The Board of Directors has the authority, without further approval or action by the stockholders, to issue shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any additional series of Preferred Stock or the designation of such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

OKLAHOMA LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Certificate of Incorporation provides that, pursuant to Oklahoma law, its directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. The provision in the Certificate of Incorporation does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Oklahoma law. However, such remedies may not be effective in all cases. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, as well as for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Oklahoma law.
The provision also does not affect a director's responsibilities under any other law, such as the state or federal securities laws.


     Under Section 1031 of the Oklahoma General Corporation Act, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.


     The Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers to the fullest extent permitted by Oklahoma law. The Certificate of Incorporation requires the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, in the case of a derivative action, an officer or director will not be entitled to indemnification in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Company, unless and only to the extent that the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnity for expenses.

     In addition, the Company has entered into Indemnification Agreements with each director of the Company which require the Company to indemnify such persons against certain liabilities and expenses incurred by any such persons by reason of their status or service as directors of the Company and which set forth procedures that will apply in the event of a claim for indemnification under such agreements. The Indemnification Agreements also require that the Company use commercially reasonable efforts to maintain policies of directors' and officers' liability insurance. The Company believes that these agreements enhance its ability to attract and retain highly qualified directors.

     As of the date of this Prospectus, there is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought nor is the Company aware of any threatened litigation that may result in claims for indemnification by any officer or director.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. serves as the transfer agent and registrar of the Common Stock.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                           TO NON-UNITED STATES HOLDERS

     The following is a discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For the purpose of this discussion, a "Non-United States Holder" is a person other than (i) an individual who is a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or any state or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their particular circumstances. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and administrative and judicial interpretations as of the date hereof, all of which are subject to change.

     Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state and local, and Non-United States, income and other tax consequences of owning and disposing of the Common Stock.

DIVIDENDS

     Generally, any dividend paid to a Non-United States Holder of the Common Stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend or at a lesser applicable treaty rate. Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such holder are subject to tax at ordinary federal income tax rates and will be exempt from withholding if the Non-United States Holder files Internal Revenue Service Form 4224. A non-United States corporation receiving such effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-United States corporation's effectively connected earnings and profits, subject to certain adjustments.

     Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country absent knowledge of the status of the shareholder to the contrary for purposes of the withholding rules, including application of any more favorable tax treaty provisions, discussed above. However, under proposed United States Treasury regulations not currently in effect, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

     If the Company does not have earnings and profits, a distribution will be treated as a return of capital and, to the extent it exceeds a Non-United States Holder's basis in the Common Stock, as capital gain, rather than a dividend. Where excess amounts have been withheld, the Non-United States Holder may obtain a refund of the excess by filing an appropriate claim for refund with the United States Internal Revenue Service.

DISPOSITION OF COMMON STOCK

     A Non-United States Holder will generally not be subject to United States federal withholding tax in respect of amounts realized on a disposition of Common Stock and, except as discussed below, regular United States federal income tax will not apply to gain realized on the disposition of Common Stock, provided that:

         (i) the gain is not effectively connected with the conduct of a trade or business of the Non-United States Holder in the United States,

         (ii) in the case of a non corporate Non-United States Holder, such Holder (a) is not present in the United States for 183 or more days in the taxable year of the disposition (as calculated under certain provisions of the Code or (b) if so present in the United States, such individual's "tax home" for federal income tax purposes is not in the United States and the gain is not attributable to an office or other fixed place of business maintained in the United States by such individual, and

         (iii) if the Company is or has been a "United States Real Property Holding Corporation" ("USRPHC") at any time during the shorter of the holder's holding period or the five-year period ending on the date of disposition, (a) the Common Stock is or was during the calendar year of disposition regularly traded on a domestic established securities market, and (b) the Non-United States Holder has not held, directly or indirectly, at any time during the shorter of the holder's holding period and the five-year period ending on the date of disposition, more than 5% of the Common Stock.

     The Company believes it currently is and will continue to be a USRPHC. As a result of such status, unless the exception described below applies, Non-United States Holders generally will be subject to tax on any gain realized on a sale or disposition of Common Stock at ordinary federal income tax rates and will be subject to a 10% withholding tax on the amount realized upon such disposition. Any amount withheld will be creditable against such holder's United States federal income tax liability. However, under an exception to the tax on dispositions of USRPHC interests, no federal income tax will apply to taxable dispositions of Common Stock if the Non-United States Holder does not own (directly or indirectly) more than five percent of the outstanding class of Common Stock any time during the five-year period ending on the date of the disposition, provided that the Common Stock is "regularly traded on an established securities market" within the meaning of
Section 897(c)(3) of the Code at the time of disposition. Accordingly, if the Company's Common Stock is listed on the New York Stock Exchange at the time of the disposition and the circumstances described in (i) and (ii) above do not apply, recognized gain from such disposition of Common Stock by a Non-United States Holder generally will not be subject to United States federal income tax unless such holder owns (directly or indirectly) more than five percent of the outstanding class of Common Stock at any time during the five-year period ending on the date of disposition.

     If the Common Stock ceases to be listed on the New York Stock Exchange and is not otherwise considered to be "regularly traded" on an established market under Temporary United States Treasury regulations during the relevant time period described in the preceding paragraph, all Non-United States Holders (including holders of 5% or less of the outstanding Common Stock) will generally be subject to United States federal income tax with respect to gain recognized on disposition of Common Stock. Due to the complexity of these rules, Non-United States Holders should consult with their tax advisers before a disposition of Common Stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Under Treasury regulations, the Company must report annually to the IRS the amount of dividends paid to each Non-United States Holder and the federal income tax, if any, withheld with respect to such dividends. Such information may be made available by the IRS to the tax authorities in a foreign country under the provisions of an applicable tax treaty or information exchange agreement.

     Payments of dividends to a Non-United States Holder at an address outside the United States will generally not be subject to backup withholding. The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the owner certifies its Non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-United States Holder of Common Stock to or through a foreign office of a broker will not be subject to backup withholding. However, information reporting will apply to such payments of proceeds to or through a foreign office of a broker that is a United States person or a United States-related person unless such broker has documentary evidence in its files of the owner's Non-United States status or the owner otherwise establishes an exemption.

     Proposed United States Treasury regulations not currently in effect provide, among other things, that payments of dividends to a Non-United States Holder would generally be subject to information reporting and backup withholding unless such Non-United States Holder satisfies certain certification requirements or otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate United States federal income tax. Rather, such amounts withheld from a payment to a Non-United States Holder will be allowed as a credit against such Non-United States Holder's federal income tax liability and any amounts withheld in excess of such federal income tax liability may be refunded to such Non-United States Holder.

ESTATE TAX

     Common Stock owned, or treated as owned, by an individual who is a Non-United States Holder at the time of his death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.


UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "U.S. Underwriting Agreement") among the Company, the Selling Shareholder and each of the underwriters named below (the "U.S. Underwriters"), for whom Salomon Brothers Inc, Credit Suisse First Boston Corporation, Howard, Weil, Labouisse, Friedrichs Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the "U.S. Representatives"), the Company and the Selling Shareholder have agreed to sell each of the U.S. Underwriters and each such U.S. Underwriter has severally agreed to purchase from the Company and the Selling Shareholder the aggregate number of shares of Common Stock set forth opposite its name below:

                                                                      NUMBER
U.S. UNDERWRITERS                                                   OF  SHARES
-----------------                                                   ----------

Salomon Brothers Inc.............................................
Credit Suisse First Boston Corporation...........................
Howard, Weil, Labouisse, Friedrichs Incorporated.................
Morgan Stanley & Co. Incorporated................................


                                                                    -----------

          Total                                                       4,675,000
                                                                    -----------
                                                                    -----------

     In addition, the Company and the Selling Shareholder have entered into an underwriting agreement (the "International Underwriting Agreement") with the International Underwriters named therein, for whom Salomon Brothers International Limited, Credit Suisse First Boston (Europe) Limited, Howard, Weil, Labouisse, Friedrichs Incorporated and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of shares of Common Stock outside the U.S. and Canada. The closing with respect to the sale of the shares of Common Stock pursuant to the U.S.

Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement, and the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement. The public offering price and underwriting discounts and concessions per share for the U.S. Offering and the International Offering will be identical.

     The U.S. Underwriting Agreement provides that the several U.S. Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased. In the event of default by any U.S. Underwriters, the U.S. Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The U.S. Underwriters have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share. The
U.S. Underwriters may allow, and such dealers may reallow, a concession not
in excess of $     per share on sales to certain other dealers. After the
initial offering, the price to public and concessions to dealers may be changed.

     Each U.S. Underwriter has severally agreed that, as part of the distribution of the U.S. Offering, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the International Offering, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus related to the International Offering to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters described below. "United States or Canadian Person" means any person who is a natural citizen or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.


     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made. Each International Underwriter has severally agreed that (i) it has not offered or sold and, prior to the expiry of six months from the closing of the International Offering, will not offer or sell any shares of Common
Stock in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether a principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of The Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock, in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue and pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order
1995 or a person to whom the document may otherwise lawfully be issued or passed on.

     The U.S. Underwriters and the International Underwriters have entered into an agreement that provides for the coordination of their activities (the "Agreement Between U.S. Underwriters and International Underwriters"). Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The per share price of any shares of Common Stock so sold shall be the initial public offering price set forth on the cover page of this Prospectus, less an amount not greater than the concession to securities dealers set forth above. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Selling Shareholder has granted to the U.S. Underwriters and the International Underwriters options to purchase up to an additional aggregate of 701,250 and 123,750 shares of Common Stock, respectively, at the initial public offering price less the aggregate underwriting discounts and concessions, solely to cover over-allotments. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and International Underwriters exercise such options, each of the U.S. Underwriters or International Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment, as applicable.

     For a period of 90 days after the date of this Prospectus, the Company, the Selling Shareholder, and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock, file or cause to be filed a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of capital stock of the Company or publicly announce the intention to effect any such transaction, in each case, without the prior written consent of Salomon Brothers Inc and Salomon Brothers International Limited, except
(a) the Company may register the Common Stock and the Company and the Selling Shareholder may sell the shares of Common Stock offered in the Offerings, (b) the Selling Shareholder may sell the shares of Common Stock pursuant to the exercise of the Underwriters' over-allotment options and (c) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees.

     No action has been taken or will be taken in any jurisdiction by the Company, the U.S. Underwriters or the International Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company, the U.S. Underwriters and the International Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


     The Company and the Selling Shareholder have agreed to indemnify the U.S. Underwriters against certain civil liabilities, including certain liabilities under the Securities Act, or contribute to payments the U.S. Underwriters may be required to make in respect thereof.

     In connection with the Offerings, certain U.S. Underwriters and International Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The U.S. Underwriters and the International Underwriters also may create short positions for the accounts of the U.S. Underwriters and the International Underwriters, respectively, by selling more Common Stock in connection with the Offerings than they are committed to purchase from the Company and the Selling Shareholder, and in such cases may purchase Common Stock in the open market following completion of the Offerings to cover all or a portion of such short positions. In addition, Salomon Brothers Inc, on behalf of the U.S. Underwriters and Salomon Brothers International Limited, on behalf of the International Underwriters, may impose "penalty bids" under contractual arrangements with the U.S. Underwriters and the International Underwriters whereby they may reclaim from a U.S. or International Underwriter (or dealer participating in the Offerings) for the account of the other U.S. Underwriters or International Underwriters, the selling concession with respect to Common Stock that is distributed in the Offerings but subsequently purchased for the account of the U.S. Underwriters or the International Underwriters in the open market, as the case may be. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

                            LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma, and certain legal matters will be passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York.


                               EXPERTS

     The consolidated financial statements and related financial statement schedule of the Company at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, included herein or incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing herein and incorporated herein by reference. Such consolidated financial statements and financial statement schedule are included herein or incorporated herein by reference in reliance upon the report of Ernst & Young LLP given upon the authority of such firm as experts in auditing and accounting.

     Certain estimates of oil and gas reserves of the Company and related information as of December 31, 1996 included herein and in the Company's
Annual Report on Form 10-K for the year ended December 31, 1996, as amended, and incorporated herein by reference to such Annual Report on Form 10-K, as amended, have been reviewed by Ryder Scott Company as set forth in their report with respect thereto, and all such information has been so included and incorporated in reliance on the authority of such firm as experts regarding the matters addressed in their report.

                          AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at its Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such materials also may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Common Stock of the Company is listed on the New York Stock Exchange, and similar information concerning the Company may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any exhibits, amendments and schedules thereto, the "Registration Statement"), of which this Prospectus constitutes a part, under the Securities Act. This Prospectus does not contain all the information set forth in or incorporated by reference in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares offered hereby, reference is made to the Registration Statement. Copies of the Registration Statement are on file at the offices of the Commission and may be obtained upon payment of prescribed fees, or may be examined without charge at the Public Reference Section of the Commission described above. Statements contained in this Prospectus concerning the provisions of any contract, agreement or other document filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:
(a) Annual Report on Form 10-K for the year ended December 31, 1996, as amended; and (b) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A dated October 19, 1993. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document all or a portion of which is incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any of the foregoing documents incorporated by reference herein, except for the exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to Louis Dreyfus Natural Gas Corp., Attention: Investor Relations, 14000 Quail Springs
Parkway, Suite 600, Oklahoma City, Oklahoma 73134 (telephone: (405) 749-1300).

                             CERTAIN DEFINITIONS

     The terms defined in this section are used throughout this Prospectus:

     BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

     BCF.  Billion cubic feet.

     BCFE. Billion cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

     BTU. British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

     BBTU.  Billion Btus.

     DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

     DEVELOPMENT LOCATION. A location on which a development well can be drilled.

     DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

     DRILLING UNIT. An area specified by governmental regulations or orders or by voluntary agreement for the drilling of a well to a specified formation or formations which may combine several smaller tracts or subdivides a large tract, and within which there is usually some right to share in production or expense by agreement or by operation of law.

     DRY HOLE. A well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.

     ESTIMATED FUTURE NET REVENUES. Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses and capital costs.

     EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

     FINDING COST. Total costs incurred to acquire, explore and develop oil and gas properties divided by the increase in proved reserves through acquisition of proved properties, extensions and discoveries, improved recoveries and revisions of previous estimates.

     GROSS ACRE.  An acre in which a working interest is owned.

     GROSS WELL.  A well in which a working interest is owned.

     INFILL DRILLING. Drilling for the development and production of proved undeveloped reserves that lie within an area bounded by producing wells.

     LEASE OPERATING EXPENSE. All direct costs associated with and necessary to operate a producing property.

     MBBL.  Thousand barrels.

     MBTU.  Thousand Btus.

     MCF.  Thousand cubic feet.

     MCFE.   Thousand cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

     MMBBL.  Million barrels.

     MMBTU.  Million Btus.

     MMCF.  Million cubic feet.

     MMCFE. Million cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

     NATURAL GAS LIQUIDS. Liquid hydrocarbons which have been extracted from natural gas (e.g., ethane, propane, butane and natural gasoline).

     NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells.

     OVERRIDING ROYALTY INTEREST. An interest in an oil and gas property entitling the owner to a share of oil and gas production free of well or production costs.

     PRESENT VALUE. When used with respect to oil and gas reserves, present value means the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%. The prices used to estimate future revenues include the effects of the Company's Fixed-Price Contracts except where otherwise specifically noted. Estimated quantities of proved reserves are determined without regard to such contracts.

     PRODUCTIVE WELL. A well that is producing or that is capable of producing oil or gas.

     PROVED DEVELOPED RESERVES. Proved reserves that are expected to be recovered through existing wells with existing equipment and operating methods.

     PROVED RESERVES. The estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

     PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

     RECOMPLETION.   The completion for production of an existing wellbore in
another formation from that in which the well has previously been completed.

     RESERVE LIFE.   A measure of how long it will take to produce a quantity
of reserves, calculated by dividing estimated reserves by production for the twelve months immediately preceding the date of determination (in gas equivalents).

     TBTU.  One trillion Btus.

     TCFE. Trillion cubic feet of gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

     UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas regardless of whether such acreage contains proved reserves.

     WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                  PAGE
                                                                  ----
Report of Independent Auditors.................................... F-2
Consolidated Balance Sheets:
     December 31, 1995 and 1996................................... F-3
Consolidated Statements of Income:
     Years ended December 31, 1994, 1995 and 1996................. F-4
Consolidated Statements of Stockholders' Equity:
     Years ended December 31, 1994, 1995 and 1996................. F-5
Consolidated Statements of Cash Flows:
     Years ended December 31, 1994, 1995 and 1996................. F-6
Notes to Consolidated Financial Statements ....................... F-7

                       REPORT OF INDEPENDENT AUDITORS




The Board of Directors and Stockholders
Louis Dreyfus Natural Gas Corp.

     We have audited the accompanying consolidated balance sheets of Louis Dreyfus Natural Gas Corp. (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996.
 These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1 of the notes to the consolidated financial statements, effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."


                                      ERNST & YOUNG LLP

Oklahoma City, Oklahoma
January 31, 1997
except for the second paragraph of Note 13, as to which the date is March 10, 1997

                        LOUIS DREYFUS NATURAL GAS CORP.
                         CONSOLIDATED BALANCE SHEETS
                            (DOLLARS IN THOUSANDS)

                                  A S S E T S


                                                        DECEMBER  31,
                                                   -----------------------
                                                      1995          1996
                                                   ---------     ---------
CURRENT ASSETS
Cash and cash equivalents........................  $   1,584     $   7,749
Receivables:
     Oil and gas sales...........................     23,443        33,579
     Joint interest and other, net...............      5,300         5,358
Deposits.........................................      3,900         5,592
Inventory and other..............................      3,095         3,147
                                                   ---------     ---------
     Total current assets........................     37,322        55,425
                                                   ---------     ---------
PROPERTY AND EQUIPMENT, at cost, based on
     successful efforts accounting...............    762,654       907,027
Less accumulated depreciation, depletion and
     amortization................................   (172,801)     (235,162)
                                                   ---------     ---------
                                                     589,853       671,865
                                                   ---------     ---------
OTHER ASSETS, net...............................       7,762         6,323
                                                   ---------     ---------
                                                   $ 634,937     $ 733,613
                                                   ---------     ---------
                                                   ---------     ---------

  L I A B I L I T I E S   A N D   S T O C K H O L D E R S '   E Q U I T Y

CURRENT LIABILITIES
Accounts payable.................................  $  21,458     $  36,415
Accrued liabilities..............................      7,912         7,251
Revenues payable.................................      4,687         7,419
                                                   ---------     ---------
     Total current liabilities...................     34,057        51,085
BANK DEBT........................................    216,000       245,000
SUBORDINATED DEBT................................     98,760        98,907
DEFERRED REVENUE.................................     25,627        19,049
DEFERRED HEDGING GAINS...........................         --        26,226
OTHER LONG-TERM LIABILITIES......................      4,285         6,961
DEFERRED INCOME TAXES............................     13,627        22,692
                                                   ---------     ---------
                                                     392,356       469,920
                                                   ---------     ---------

COMMITMENTS AND CONTINGENCIES (Notes 7 and 11)
STOCKHOLDERS' EQUITY
Preferred stock, par value $.01; 10 million
  shares authorized; no shares outstanding.......         --            --
Common stock, par value $.01; 100 million shares
  authorized; issued and outstanding,
  27,800,000 and 27,800,750 shares, respectively.        278           278
Additional paid-in capital.......................    197,291       197,301
Retained earnings................................     45,012        66,114
                                                   ---------     ---------
                                                     242,581       263,693
                                                   ---------     ---------
                                                   $ 634,937     $ 733,613
                                                   ---------     ---------
                                                   ---------     ---------

       SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        LOUIS DREYFUS NATURAL GAS CORP.
                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEARS ENDED DECEMBER 31,
                                                    ---------------------------------
                                                      1994         1995        1996
                                                    --------     --------    --------
REVENUES
Oil and gas sales ................................. $138,584     $163,366    $185,558
Other income (loss) ...............................    1,953         (418)      3,947
                                                    --------     --------    --------
                                                     140,537      162,948     189,505
                                                    --------     --------    --------

EXPENSES
Operating costs ...................................   33,713       35,352      44,615
General and administrative ........................   15,309       16,631      16,325
Exploration costs .................................       --           --       4,965
Depreciation, depletion, and amortization .........   53,321       57,796      65,278
Impairment of oil and gas properties ..............    5,300       15,694          --
Interest ..........................................   16,856       21,736      26,822
                                                    --------     --------    --------
                                                     124,499      147,209     158,005
                                                    --------     --------    --------
Income before income taxes ........................   16,038       15,739      31,500
Income taxes ......................................    5,292        4,722      10,398
                                                    --------     --------    --------
NET INCOME ........................................ $ 10,746     $ 11,017    $ 21,102
                                                    --------     --------    --------
                                                    --------     --------    --------


Net income per share .............................. $    .39     $    .40    $    .76
                                                    --------     --------    --------
                                                    --------     --------    --------
Weighted average common shares outstanding.........   27,800       27,800      27,800
                                                    --------     --------    --------
                                                    --------     --------    --------

            SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        LOUIS DREYFUS NATURAL GAS CORP.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)

                                       COMMON STOCK
                                      ----------------    ADDITIONAL                    TOTAL
                                                  PAR      PAID-IN       RETAINED    STOCKHOLDERS'
                                      SHARES     VALUE     CAPITAL       EARNINGS       EQUITY
                                      ------      ----     --------     -------        --------
BALANCE AT DECEMBER 31, 1993 ........ 27,800      $278     $190,291     $23,249        $213,818
Net income ..........................     --        --           --      10,746          10,746
                                      ------      ----     --------     -------        --------
BALANCE AT DECEMBER 31, 1994 ........ 27,800       278      190,291      33,995         224,564
Contribution by affiliate ...........     --        --        7,000          --           7,000
Net income ..........................     --        --           --      11,017          11,017
                                      ------      ----     --------     -------        --------
BALANCE AT DECEMBER 31, 1995 ........ 27,800       278      197,291      45,012         242,581
Exercise of stock options ...........      1        --           10          --              10
Net income ..........................     --        --           --      21,102          21,102
                                      ------      ----     --------     -------        --------
BALANCE AT DECEMBER 31, 1996 ........ 27,801      $278     $197,301     $66,114        $263,693
                                      ------      ----     --------     -------        --------
                                      ------      ----     --------     -------        --------


           SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        LOUIS DREYFUS NATURAL GAS CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (IN THOUSANDS)

                                                                  YEARS ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             1994           1995          1996
                                                          ---------      ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income .............................................. $  10,746      $  11,017     $  21,102
Items not affecting cash flows:
  Depreciation, depletion, amortization and impairment ..    61,146         74,097        65,278
  Deferred income taxes .................................     3,183          3,348         9,065
  Exploration costs .....................................        --             --         4,965
  Other .................................................     1,064            640           571

Net change in operating assets and liabilities:
  Accounts receivable ...................................    (4,441)        (8,578)      (10,194)
  Deposits ..............................................    (1,265)          (679)       (1,692)
  Inventory and other ...................................      (113)        (1,074)          (52)
  Accounts payable ......................................     5,939          5,982        14,957
  Accrued liabilities ...................................     4,267             40          (661)
  Revenues payable ......................................       368            412         2,732
  Deferred revenue ......................................        --          4,310        (4,310)
                                                          ---------      ---------     ---------
                                                             80,894         89,515       101,761
                                                          ---------      ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures .......................  (103,796)      (185,258)     (134,222)
Additions to other property and equipment ...............    (1,738)        (1,528)      (17,660)
Proceeds from sale of property and equipment ............     3,947         15,125         1,101
Change in other assets                                       (1,382)           121           (76)
                                                          ---------      ---------     ---------
                                                           (102,969)      (171,540)     (150,857)
                                                          ---------      ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term bank borrowings .................    50,928        240,350       241,240
Repayments of long-term bank borrowings .................  (131,750)      (140,747)     (212,240)
Net proceeds from issuance of subordinated debt .........    96,317             --            --
Repayments to affiliate .................................    (6,736)            --            --
Proceeds from stock options exercised ...................        --             --            10
Proceeds from issuance of fixed-price contract ..........    22,028             --            --
Change in deferred revenue ..............................   (16,727)       (18,590)       (2,268)
Change in deferred hedging gains ........................        --             --        26,226
Change in other long-term liabilities ...................      (359)          (384)        2,293
                                                          ---------      ---------     ---------
                                                             13,701         80,629        55,261
                                                          ---------      ---------     ---------
Change in cash and cash equivalents .....................    (8,374)        (1,396)        6,165
Cash and cash equivalents, beginning of year ............    11,354          2,980         1,584
                                                          ---------      ---------     ---------
Cash and cash equivalents, end of year .................. $   2,980      $   1,584     $   7,749
                                                          ---------      ---------     ---------
                                                          ---------      ---------     ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Interest paid, net of capitalized interest .............. $  16,983      $  18,851     $  25,254
Income taxes paid .......................................       225          3,533         1,387
                                                          ---------      ---------     ---------
                                                          $  17,208      $  22,384     $  26,641
                                                          ---------      ---------     ---------
                                                          ---------      ---------     ---------


            SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        LOUIS DREYFUS NATURAL GAS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies of Louis Dreyfus Natural Gas Corp. ("LDNG" or the "Company") reflect industry practices and conform to generally accepted accounting principles. The more significant of such policies are briefly described below.

     GENERAL. LDNG is an independent energy company primarily engaged in the acquisition, development, exploration, production and marketing of natural gas and crude oil. At December 31, 1996, approximately 74% of the Company's common stock was owned by various subsidiaries of Societe Anonyme Louis Dreyfus & Cie (collectively "S.A. Louis Dreyfus et Cie"). See Note 6 -- Transactions with Related Parties and Note 8 -- Employee Benefit Plans.

     PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of LDNG and its wholly-owned subsidiaries after elimination of all material intercompany accounts and transactions. Certain reclassifications have been made in the financial statements for the years ended December 31, 1994 and 1995 to conform to the financial statement presentation for the year ended
December 31, 1996.

     USE OF ESTIMATES. The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist of all demand deposits and funds invested in short-term investments with original maturities of three months or less.

     CONCENTRATION OF CREDIT RISK. The Company sells oil and natural gas to various customers, participates with other parties in the drilling, completion and operation of oil and natural gas wells and enters into long-term energy swaps and physical delivery contracts. The majority of the Company's accounts receivable are due from purchasers of oil and natural gas and from fixed-price contract counterparties. Certain of these receivables are subject to collateral or margin requirements. The Company has established procedures to monitor credit risk and has not experienced significant credit losses in prior years. See Note 11 -- Fixed-Price Contracts -- Credit Risk. As of December 31, 1995 and 1996, the Company's joint interest and other receivables are shown net of allowance for doubtful accounts of $1.1 million.

     INVENTORY. Inventory consists primarily of tubular goods and is carried at the lower of cost or market.

     PROPERTY AND EQUIPMENT. The Company utilizes the successful efforts method of accounting for oil and natural gas producing activities. Costs incurred in connection with the drilling and equipping of exploratory wells are capitalized as incurred. If proved reserves are not found, such costs are charged to expense. Other exploration costs, including delay rentals, are charged to expense as incurred. Development costs, which include the costs of drilling and equipping development wells, whether successful or unsuccessful, are capitalized as incurred. All general and administrative costs are expensed as incurred. Depletion of acquired properties is computed by the unit-of-production method on a field basis using proved reserves. Depreciation, depletion and amortization of capitalized development costs, which include the costs of unsuccessful development drilling, is computed by the unit-of-production method on a field basis using proved developed reserves.

     In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of " ("SFAS 121"). Pursuant to SFAS 121, the Company's oil and gas properties are reviewed on a field-by-field basis for

                        LOUIS DREYFUS NATURAL GAS CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

indications of impairment, whenever events or circumstances indicate that the carrying value of its oil and gas properties may not be recoverable. In order to determine whether an impairment has occurred, the Company estimates the expected future net cash flows from its oil and gas properties, as of the date of determination, and compares such future cash flows to the respective carrying amounts. Those oil and gas properties which have carrying amounts in excess of future cash flows are deemed impaired. The carrying value of these properties is adjusted to an estimated fair value by discounting the estimated expected future cash flows attributable to such properties at a discount rate estimated to be representative of the market for such properties. The excess is charged to expense and may not be reinstated. The adoption of SFAS 121, in conjunction with the completion of the Company's proved reserve estimates as of December 31, 1995, led to a review of the Company's oil and gas properties on a field-by-field basis for indications of impairment. Such review resulted in the recognition of an impairment charge of $15.7 million for the year ended December 31, 1995. Prior to the adoption of SFAS 121, the net capitalized costs of total proved properties were compared to total undiscounted estimated future net cash flows (including income tax considerations) from total proved reserves. Any excess was charged to expense in the period in which the excess occurred.

      The Company provides for the estimated cost, at current prices, of dismantling and removing oil and gas production facilities. Such estimated costs are capitalized and amortized over the life of the related oil and gas property. As of December 31, 1995 and 1996, the Company had accrued estimated total future dismantling and restoration costs of $1.9 million.


     Depreciation of other property and equipment is provided by using the straight-line method over estimated useful lives of three to 20 years.

     DEBT ISSUANCE COSTS. Debt issuance costs are amortized over the term of the associated debt instrument using the straight-line method. The unamortized balance of such costs included in other assets as of December 31, 1995 and 1996, was $5.3 million and $4.2 million, respectively.

     OIL AND GAS SALES AND GAS IMBALANCES. Oil and gas revenues are recognized as oil and gas is produced and sold. The Company uses the sales method of accounting for gas imbalances in those circumstances where the Company has underproduced or overproduced its ownership percentage in a property. Under this method, a liability is recorded to the extent that the Company's overproduced position in a reservoir cannot be recouped through the production of remaining reserves. The Company's net underproduced imbalance position at December 31, 1995 and 1996 was not material.

     INCOME TAXES. The Company files a consolidated United States income tax return which includes the taxable income or loss of its subsidiaries. Deferred federal and state income taxes are provided on all significant temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

     HEDGING. The Company reduces its exposure to unfavorable changes in oil and natural gas prices by utilizing fixed-price physical delivery contracts, energy swaps, collars, futures contracts, basis swaps and options (collectively "Fixed-Price Contracts"). The Company has also entered into interest rate swap contracts to reduce its exposure to interest rate fluctuations. Gains and losses from hedging transactions are recognized in income and are reflected as cash flows from operating activities in the periods for which the underlying commodity or interest rate was hedged. If the necessary correlation (generally a correlation coefficient of 80% or greater) to the commodity or interest rate being hedged ceases to exist, the differential between the market value and the carrying value of the affected contracts is recognized as a gain or loss in the period that the permanent loss of correlation is identified, with future changes in market value recognized as a gain or loss in the period of change. When a temporary loss of correlation has occurred, the anomalous basis differential attributable to the affected contracts is recognized as a gain or loss in the period in which the loss of effectiveness is identified. See Note 4 -- Long-Term Debt,
Note 10 -- Financial Instruments and Note 11 -- Fixed-Price Contracts. The Company does not hold or issue financial instruments with leveraged features.

     EARNINGS PER SHARE. Primary and fully diluted earnings per common share are based on the weighted average number of shares of Common Stock outstanding. The effects of common equivalent shares were immaterial or were not dilutive for each of the periods presented. Accordingly, primary and fully diluted earnings per share are the same for all periods presented.

     STOCK OPTIONS AND EQUIVALENT RIGHTS. No accounting is made with respect to stock options until they are exercised, as all options have been granted at a price equal to the market value of the Company's Common Stock at the date of grant. Upon exercise, the excess of the proceeds over the par value of the shares issued is credited to additional paid-in capital. For stock equivalent rights, the value to be paid upon exercise is

                        LOUIS DREYFUS NATURAL GAS CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

charged to earnings over the respective vesting period or as the price of the Company's Common Stock changes after such rights have become fully vested. See Note 8 -- Employee Benefit Plans.

NOTE 2 -- PROPERTY AND EQUIPMENT

     CAPITALIZED COSTS. The Company's oil and gas acquisition, exploration and development activities are conducted primarily in Texas, Oklahoma and New Mexico. The following table summarizes the capitalized costs associated with these activities:


                                                             DECEMBER 31,
                                                        ----------------------
                                                           1995        1996
                                                        ----------  ----------
                                                            (IN THOUSANDS)
     Oil and gas properties:
     Proved ...........................................  $ 749,584   $ 873,546
     Unproved .........................................      2,280       6,657
     Accumulated depreciation, depletion and
       amortization ...................................   (166,964)   (227,946)
                                                         ---------   ---------
                                                           584,900     652,257
                                                         ---------   ---------

     Other property and equipment .....................     10,790      26,824
     Accumulated depreciation .........................     (5,837)     (7,216)
                                                         ---------   ---------
                                                             4,953      19,608
                                                         ---------   ---------
                                                         $ 589,853   $ 671,865
                                                         ---------   ---------
                                                         ---------   ---------


     Depreciation, depletion and amortization expense ("DD&A") of oil and gas properties per Mcfe was $.92, $.88 and $.82 for the years ended December 31, 1994, 1995 and 1996, respectively. Such amounts do not include a $5.3 million impairment recorded in connection with the sale of an offshore property in 1994 or a $15.7 million impairment recorded in conjunction with the adoption of SFAS 121 in 1995. See Note 1 -- Significant Accounting Policies. For the years ended December 31, 1995 and 1996, the Company capitalized $266,000 and $431,000 of interest, respectively, in connection with its exploration and development activities. No interest was capitalized for the year ended December 31, 1994.

     Unproved properties at December 31, 1996 consist primarily of lease acquisition costs incurred during 1996. The Company will evaluate such properties over their respective lease terms.

     COSTS INCURRED. The following table summarizes the costs incurred in the Company's acquisition, exploration and development activities for the years ended December 31, 1994, 1995 and 1996, respectively.

                                              YEARS ENDED DECEMBER 31,
                                         ----------------------------------
                                            1994        1995        1996
                                         ----------  ----------  ----------
                                                   (IN THOUSANDS)
     Property acquisition costs:
     Proved ............................  $ 36,575    $118,652    $ 36,125
     Unproved ..........................     4,953       1,717       6,934
                                          --------    --------    --------
                                            41,528     120,369      43,059
     Exploration costs .................        --         391      10,610
     Development costs .................    67,764      64,498      80,553
                                          --------    --------    --------
                                          $109,292    $185,258    $134,222
                                          --------    --------    --------
                                          --------    --------    --------

                     LOUIS DREYFUS NATURAL GAS CORP.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3 -- PROPERTY ACQUISITIONS

     OIL AND GAS PROPERTIES. In November 1993, the Company acquired certain producing oil and gas properties in the Sonora area of West Texas ("Sonora"). The associated purchase price included the assumption of a deferred recoupment liability owed to a purchaser of certain gas production from the acquired properties. For the years ended December 31, 1994 and 1995, the purchaser recouped $16.6 million and $18.0 million, respectively, by taking gas in excess of contractually required volumes without payment therefor and crediting the value of such gas against the deferred recoupment liability. The amounts recouped by the purchaser have been reflected as gas sales and as cash flows from operating activities for 1994 and 1995; the corresponding reduction in the deferred recoupment liability, which was fully recouped as of December 31, 1995, has been presented as cash flows used in financing activities.

     In July 1995, the Company purchased certain additional producing oil and gas properties in Sonora for $86.6 million. The acquired oil and gas properties consisted of approximately 700 producing wells, 100,000 gross acres and an estimated 139 Bcfe of proved reserves. The acquisition was accounted for as a purchase; accordingly, the results of operations relating to this acquisition are included in the Company's financial results for the periods subsequent to closing. The following unaudited pro forma results of operations data gives effect to the acquisition as if the transaction had been consummated as of January 1, 1994 and 1995, respectively. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the actual results that would have occurred had the acquisition been consummated as of January 1, 1994 or 1995, respectively, or of future results of operations. The information has been adjusted for (1) oil and gas sales and related operating costs, (2) amortization of the oil and gas properties based on the purchase price, (3) incremental general and administrative expenses associated with the ownership of the properties, and
(4) incremental interest expense resulting from the borrowings made under the Credit Facility, as hereinafter defined, to fund the acquisition.

                                                YEARS ENDED DECEMBER 31,
                                                ------------------------
                                                   1994          1995
                                                ----------    ----------
                                                 (IN THOUSANDS, EXCEPT
                                                    PER SHARE DATA)
     Unaudited pro forma information:
     Revenues...............................     $162,816      $176,933
     Net income.............................       12,163        12,158
     Net income per share...................          .44           .44

     During 1994, 1995 and 1996, the Company made numerous other acquisitions of proved oil and gas properties, the net purchase price of which aggregated $36.6 million, $32.1 million and $36.1 million, respectively. The results of operations related to such acquisitions have been included in the accompanying statements of income and cash flows for the periods subsequent to the closing of each transaction.

     OTHER. In November 1996, the Company purchased a 75-mile pipeline located in Sonora for $15.2 million, including the associated compression facilities and transportation contracts. Amortization of the purchase price is computed by the unit-of-production method using proved reserves.

                     LOUIS DREYFUS NATURAL GAS CORP.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 4 -- LONG-TERM DEBT

     Long-term debt consists of the following:

                                                          DECEMBER 31,
                                                    ------------------------
                                                       1995          1996
                                                    ----------    ----------
                                                         (IN THOUSANDS)
     BANK DEBT
     Revolving bank credit facility (A)...........   $209,000      $235,000
     Other lines of credit (B)....................      7,000        10,000
                                                     --------      --------
                                                      216,000       245,000
     SUBORDINATED DEBT (C)........................     98,760        98,907
                                                     --------      --------
                                                     $314,760      $343,907
                                                     --------      --------
                                                     --------      --------

     (A) The Company has a revolving credit facility with a syndicate of banks, as most recently amended July 31, 1996 to reduce the pricing and extend the maturity (the "Credit Facility"), which provides up to $300 million in borrowings and letters of credit (the "Commitment"). The Commitment reduces at the rate of $18.75 million per quarter commencing October 31, 1999 through July 31, 2003. Borrowings and letters of credit under the Credit Facility are limited to the lesser of the Commitment or the Oil and Gas Reserves Loan Value. The Oil and Gas Reserves Loan Value is a borrowing base calculation determined by a periodic valuation of the Company's oil and gas reserves and Fixed-Price Contracts. The Oil and Gas Reserves Loan Value was most recently reset in December 1996 at $330 million. The maximum amount of letters of credit available for issuance under the Credit Facility is limited to $75 million. The Company has relied upon the Credit Facility to provide funds for acquisitions and to provide letters of credit to meet the Company's margin requirements under Fixed-Price Contracts. See Note 11 -- Fixed-Price Contracts. As of December 31, 1996, the Company had $235.0 million of principal and $3.3 million of letters of credit outstanding under the Credit Facility.

     The Company has the option of borrowing at a LIBOR-based interest rate or the Base Rate (approximating the prime rate). The agreement also provides for a competitive bid option for borrowings under the facility. The LIBOR interest rate margin and the commitment fee payable under the Credit Facility are subject to a sliding scale based on the relationship of outstanding indebtedness to the discounted present value of the Company's oil and gas reserves and Fixed-Price Contracts. The LIBOR interest rate margin varies from .25% to .55% per annum. At December 31, 1996, the applicable interest rate was LIBOR plus .30%. The Credit Facility also requires the payment of a facility fee equal to .20% of the Commitment.

     The Credit Facility contains various affirmative and restrictive covenants. These covenants, among other things, limit additional indebtedness, the extent to which volumes under Fixed-Price Contracts can exceed proved reserves in any year and in the aggregate, the sale of assets and the payment of dividends, and require the Company to meet certain financial tests. Borrowings under the Credit Facility are unsecured.

     The Company has entered into interest rate swaps to hedge the interest rate exposure associated with the Credit Facility. As of December 31, 1996, the Company had fixed the interest rate on average notional amounts of $153 million, $99 million and $33 million for the years ended December 31, 1997, 1998, and 1999, respectively. Under the interest rate swaps, the Company receives the LIBOR three-month rate (5.6% at December 31, 1996) and pays an average rate of 6.1% for 1997, 6.3% for 1998 and 6.5% for 1999. The notional amounts are less than the maximum amount anticipated to be available under the Credit Facility in such years. As of December 31, 1996, the effective interest rate for borrowings under the Credit Facility was 6.3%. In June 1996, the Company entered into an additional interest rate swap under which the Company pays the LIBOR three-month rate and receives 7.1% on a notional amount of $25 million. This interest rate swap matures in June 2004.

                     LOUIS DREYFUS NATURAL GAS CORP.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     For each interest rate swap, the differential between the fixed rate and the floating rate multiplied by the notional amount is the swap gain or loss. Such gain or loss is included in interest expense in the period for which the interest rate exposure was hedged. If an interest rate swap is liquidated or sold prior to maturity, the gain or loss is deferred and amortized as interest expense over the original contract term. At December 31, 1995 and 1996, the amount of such deferrals was not material.

(B) The Company has certain other unsecured lines of credit available to it, which aggregated $53 million as of December 31, 1996. Such short-term lines of credit are primarily used to meet margining requirements under Fixed-Price Contracts and for working capital purposes. At December 31, 1996, the Company had $10 million of indebtedness and $17.9 million of letters of credit outstanding under these credit lines. Repayment of indebtedness thereunder is expected to be made through Credit Facility availability.

(C) In June 1994, the Company completed the sale of $100 million of 9-1/4% Senior Subordinated Notes due 2004 (the "Notes") in a public offering. The Notes were sold at 98.534% of face value to yield 9.48% to maturity. Interest is payable semi-annually on June 15 and December 15. The associated indenture agreement contains certain restrictive covenants which limit, among other things, the prepayment of the Notes, the incurrence of additional indebtedness, the payment of dividends and the disposition of assets.

     The amount of required principal payments for the next five years and thereafter as of December 31, 1996 are as follows: 1997 - $0; 1998 - $0; 1999 - $0; 2000 - $42.1 million; 2001 - $75.0 million; 2002 and thereafter - $227.9 million.

NOTE 5 -- INCOME TAXES

     The significant components of income tax expense for the years ended December 31, 1994, 1995 and 1996 are as follows:

                                      YEARS ENDED DECEMBER 31,
                           ------------------------------------------------
                             1994                1995                1996
                           --------            --------            --------
                                            (IN THOUSANDS)
     Current tax expense:
     Federal ............. $ 1,716             $ 1,195             $ 1,159
     State ...............     393                 179                 174
                           -------             -------             -------
                             2,109               1,374               1,333
                           -------             -------             -------

     Deferred tax expense:
     Federal .............   3,056               3,033               8,271
     State ...............     127                 315                 794
                           -------             -------             -------
                             3,183               3,348               9,065
                           -------             -------             -------
                           $ 5,292             $ 4,722             $10,398
                           -------             -------             -------
                           -------             -------             -------


                     LOUIS DREYFUS NATURAL GAS CORP.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The provision for income taxes differed from the computed "expected" income tax provision using statutory rates on income before income taxes for the following reasons:

                                                                    YEARS ENDED DECEMBER 31,
                                                             --------------------------------------
                                                               1994           1995           1996
                                                             --------        -------       --------
                                                                          (IN THOUSANDS)
     Computed "expected" income tax ......................... $ 5,613        $ 5,509        $11,025
     Increases (reductions) in taxes resulting from:
          State income taxes, net of federal benefit ........     338            321            629
          Permanent differences (principally related to basis
               differences in oil and gas properties) .......     298            861            265
          Section 29 credits ................................  (2,269)        (2,090)        (2,028)
          Other .............................................   1,312            121            507
                                                              -------        -------       --------
                                                              $ 5,292        $ 4,722        $10,398
                                                              -------        -------       --------
                                                              -------        -------       --------

     Deferred tax assets and liabilities, resulting from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, consist of the following:

                                                            DECEMBER 31,
                                                     --------------------------
                                                      1995               1996
                                                     -------            -------
                                                           (IN THOUSANDS)
     Deferred tax liabilities:
     Capitalized costs and related depreciation,
          depletion, amortization and impairment ... $25,653            $43,416
     Other .........................................     817                825
                                                     -------            -------
                                                      26,470             44,241
                                                     -------            -------
     Deferred tax assets:
     Deferred revenue and hedging gains ............   9,738             17,251
     Alternative minimum tax credits ...............   3,105              4,298
                                                     -------            -------
                                                      12,843             21,549
                                                     -------            -------
     Net deferred tax liability .................... $13,627            $22,692
                                                     -------            -------
                                                     -------            -------

     In 1995, the Company recorded a $7.0 million capital contribution and a corresponding reduction in deferred taxes payable in connection with the utilization of certain tax attributes in its federal income tax return. Such attributes were generated prior to the Company's initial public offering but were not deducted in the consolidated federal income tax return of the Company's U.S. parent.

NOTE 6 -- TRANSACTIONS WITH RELATED PARTIES

     FIXED-PRICE CONTRACT ACTIVITY. In 1991, one long-term sales contract was assigned to the Company at S.A. Louis Dreyfus et Cie's net carrying value of $9.7 million. Amortization of this contract approximated $2.5 million and $607,000 for the years ended December 31, 1994 and 1995, respectively, and has been reflected in the accompanying statements of income as a reduction of oil and gas sales. This contract expired in March 1995.

     In 1993, the Company entered into a fixed-price sales contract with S.A. Louis Dreyfus et Cie covering 33 Bcf of natural gas over a five-year period beginning in 1996, at a weighted-average fixed price of $2.49 per Mcf. In conjunction with the execution of a 75-Bcf physical delivery contract with a third party in July 1995, the Company canceled 3 Bcf of fixed-price sales under this contract. The Company received approximately $760,000 as consideration for this partial cancellation. Such consideration was deferred and subsequently amortized into earnings during 1996 (the period covered by the term of the canceled contract volumes).

                         LOUIS DREYFUS NATURAL GAS CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company uses the commodity trading resources of S.A. Louis Dreyfus et Cie when purchasing natural gas futures contracts on the NYMEX. In that regard, the Company reimburses S.A. Louis Dreyfus et Cie for margin posted by the affiliate on behalf of the Company. At December 31, 1995 and 1996, margin of $3.9 million and $5.6 million, respectively, had been posted on the Company's behalf by S.A. Louis Dreyfus et Cie under this arrangement.

     In 1994, the Company entered into two Fixed-Price Contracts with S.A. Louis Dreyfus et Cie. The first of these was a fixed-price sale which hedged 20 Bcf of natural gas production from certain wells in the Sonora area, commencing January 1, 1996. This natural gas swap provided a weighted-average fixed price of approximately $2.18 per Mcf. In January 1996, the Company canceled this contract and received $1.6 million upon termination. The proceeds are being amortized into earnings over the original 19-month term of the contract. The second contract, also a natural gas swap, provided for the purchase by the Company of 1.8 Bcf of natural gas during the first quarter of 1995, at a fixed price of $1.81 per Mcf.

     Also during 1994, in connection with the monthly purchase of natural gas to supply certain of the Company's fixed-price delivery contracts, the Company purchased 318 MMcf from S.A. Louis Dreyfus et Cie at an average price of $2.21 per Mcf and sold 45 MMcf to S.A. Louis Dreyfus et Cie at an average price of $2.30 per Mcf.

     In 1996, the Company entered into a ten-year, 20-Bcf fixed-price sale with Duke/Louis Dreyfus L.L.C., an affiliate, which commences June 1997. The fixed prices in this contract range from $2.05 to $2.51 per MMBtu.

     GENERAL AND ADMINISTRATIVE EXPENSE. In September 1993, the Company entered into a services agreement with S.A. Louis Dreyfus et Cie pursuant to which the Company is billed for certain administrative and support services provided by S.A. Louis Dreyfus et Cie at amounts approximating cost. Amounts paid to S.A. Louis Dreyfus et Cie under this agreement (principally for insurance costs) aggregated $605,000, $756,000 and $907,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

     INTEREST. In October 1992, S.A. Louis Dreyfus et Cie assigned a third party interest rate swap contract to the Company with a declining notional amount of approximately $94 million pursuant to which the Company paid an annual fixed interest rate of 5.9%. This contract matured in 1995.

     OTHER. At December 31, 1995 and 1996, the Company owed S.A. Louis Dreyfus et Cie approximately $.5 million and $2.3 million, respectively, principally for posted margin and miscellaneous general and administrative expenses. Such amounts are included in accounts payable in the accompanying balance sheets.

NOTE 7 --  COMMITMENTS AND CONTINGENCIES

     LITIGATION. On December 22, 1995, the United States District Court for the Western District of Oklahoma entered a $10.8 million judgment in favor of the Company against Midcon Offshore, Inc. ("Midcon") in connection with non-performance by Midcon under an agreement to purchase a certain offshore oil and gas property. The judgment amount was in addition to a $1.3 million deposit previously paid by Midcon to the Company. As a result of the judgment, the Company recognized the $1.3 million deposit paid by Midcon as other income in 1995. In January 1996, Midcon delivered a $10.8 million promissory note to the Company secured by first and second liens on assets of Midcon, payable in full on or before December 15, 1996 in settlement of disputes in connection with this litigation. During 1996, the Company received principal and interest payments on the promissory note totaling $1.7 million which have been reflected in the accompanying financial statements as other income. On December 16, 1996, Midcon filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court, Southern District of Texas, Corpus

                         LOUIS DREYFUS NATURAL GAS CORP.
              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Christi Division. On January 24, 1997, Midcon filed an action in the bankruptcy court alleging that Midcon's action in connection with the settlement constituted fraudulent transfers or avoidable preferences and seeking a return of amounts paid. The Company considers the allegations of Midcon to be without merit and will vigorously defend against this action. Collection of the remaining unpaid interest and principal on the Midcon note is uncertain and no amounts have been recorded with respect thereto in the accompanying financial statements as of December 31, 1996. The Company will recognize income as any payments are received.

     The Company is not a defendant in any additional pending legal proceedings other than routine litigation incidental to its business. While the ultimate results of these proceedings cannot be predicted with certainty, the Company does not believe that the outcome of these matters will have a material adverse effect on the Company.

     RENTAL COMMITMENTS. Minimum annual rental commitments as of December 31, 1996 under noncancelable office space leases are as follows: 1997 - $1.8 million; 1998 - $1.7 million; 1999 and thereafter - $0. Approximately $1.8 million of such rental commitments is included in other long-term liabilities as of December 31, 1996, presented net of estimated future rental income of $1.0 million to be received over the next two years.

NOTE 8 -- EMPLOYEE BENEFIT PLANS

     401(k) AND PENSION PLANS. Through June 30, 1994, the employees of the Company were eligible for pensions under a defined benefit plan sponsored by S.A. Louis Dreyfus et Cie. Benefits under the plan were based on years of service and compensation levels. The Company's net periodic pension costs, which were an allocation of S.A. Louis Dreyfus et Cie's net pension costs of the plan attributable to the employees of the Company, totaled $405,000 for the year ended December 31, 1994, including termination costs. At June 30, 1994, the Company's participation in S.A. Louis Dreyfus et Cie's pension plan was discontinued.

     S.A. Louis Dreyfus et Cie also sponsored a plan to provide retirement benefits under Section 401(k) of the Internal Revenue Code for all employees, including those of the Company, who have completed a specified term of service. Employee contributions, up to 6% of compensation, were matched 50% by the Company. The Company's contributions vested over a five-year period and totaled $276,000 for the year ended December 31, 1994. The Company's participation in this plan was terminated on December 31, 1994.

     In December 1994, the Board of Directors adopted the Louis Dreyfus Natural Gas Profit Sharing and 401(k) Plan and Trust Agreement (the "401(k) Plan"). Effective January 1, 1995, the Company's employees who have completed a specified term of service are eligible for participation in the 401(k) Plan. Employee contributions can be made up to 6% of compensation. Employer contributions are discretionary. Employees vest in Company contributions at 20% per year of service. For the years ended December 31, 1995 and 1996, the Company contributed $788,000 and $878,000, respectively, to the 401(k) Plan.

     STOCK COMPENSATION PLANS. Certain officers of the Company are participants in the Louis Dreyfus Deferred Compensation Stock Equivalent Plan sponsored by S.A. Louis Dreyfus et Cie. Under this plan, participants were awarded stock equivalent rights ("SERs") expressed as a number of stock equivalent units. SERs are paid in cash following the termination of employment with the S.A. Louis Dreyfus et Cie group, based on the average trading prices of the Company's Common Stock during the month of December in the year of, or preceding, termination of employment. At December 31, 1994, 1995 and 1996, SERs totaling 85,000 stock equivalent units were outstanding. Recorded compensation expense attributable the SERs was $523,000, $441,000 and $383,000 for the years ended December 31, 1994, 1995 and 1996, respectively. The SERs become fully vested on December 31, 1997.

                     LOUIS DREYFUS NATURAL GAS CORP.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In October 1993, the Board of Directors approved, and the Company's sole stockholder adopted, the Company's 1993 Stock Option Plan (the "Option Plan"). Under the Option Plan, the Company may grant both incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and options which are not qualified as incentive stock options. The maximum number of shares of Common Stock issuable under the Option Plan is 1,000,000 shares, subject to appropriate equitable adjustment in the event of a reorganization, stock split, stock dividend, reclassification or other change affecting the Company's Common Stock. All officers and directors of the Company, and other key employees who hold positions of significant responsibility, are eligible to receive awards under the Option Plan.
Options granted become exercisable at the rate of 25% per year commencing one year after the date of grant, with the exception of those granted to non-employee directors which vest and become fully exercisable on the date of grant. The exercise price of each option equals the market price of the Company's stock on the date of grant and an option's expiration date is ten years from the date of issuance.

     The Company accounts for the issuance of stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Under APB 25, no compensation expense is recognized in the financial statements for options granted with an exercise price equal to the market price of the underlying stock on the date of grant. The following pro forma information, as required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), presents net income and earnings per share information as if the Company had accounted for stock options issued in 1995 and 1996 using the fair value method prescribed by that statement. The fair value of issued stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1995 and 1996: risk-free interest rates of 6.0% and 6.6%, respectively; no dividends over the option term; stock price volatility factors of .32 and .31, respectively, and a weighted average expected option life of five years for both years. The estimated fair value, as determined by the model, is amortized to expense over the respective vesting period. The SFAS 123 pro forma information presented below is not necessarily indicative of the pro forma effects to be presented in future periods due to the future impact of nonvested awards granted in 1995 and 1996. Additionally, option awards made prior to 1995 have been excluded.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of fair value of its stock options.

     The SFAS 123 pro forma information is as follows:

                                          YEARS ENDED DECEMBER 31,
                                          ------------------------
                                            1995            1996
                                          --------        --------
                                            (IN THOUSANDS, EXCEPT
                                               PER SHARE DATA)
     Net income   . . . . . . . . . . .   $ 10,847        $ 20,698
     Net income per share . . . . . . .        .39             .74

                     LOUIS DREYFUS NATURAL GAS CORP.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     Stock option transactions for 1994, 1995 and 1996 are summarized as follows:


                                                               YEARS ENDED DECEMBER 31,
                                   ---------------------------------------------------------------------------------
                                              1994                       1995                        1996
                                   ------------------------    ------------------------    -------------------------
                                               WEIGHTED-                   WEIGHTED-                    WEIGHTED-
                                                AVERAGE                     AVERAGE                      AVERAGE
                                    SHARES   EXERCISE PRICE    SHARES    EXERCISE PRICE     SHARES    EXERCISE PRICE
                                   -------   --------------    -------   --------------    -------    --------------
Outstanding at beginning
  of year ......................   500,000         $  18.00    515,000         $  18.06    792,000          $  16.42
Granted ........................    15,000            19.88    294,000            13.64    212,000             14.39
Exercised ......................        --               --         --               --       (750)            13.69
Canceled .......................        --               --    (17,000)           18.00    (10,000)            16.71
                                   -------                     -------                     -------
Outstanding at end of year .....   515,000            18.06    792,000            16.42    993,250             15.98
                                   -------                     -------                     -------
                                   -------                     -------                     -------

Exercisable at end of year .....   125,000            18.00    275,250            17.60    469,000             17.08
                                   -------                     -------                     -------
                                   -------                     -------                     -------
Weighted-average fair value of
  options granted during year ...  $  8.41                     $  5.27                     $  5.71
                                   -------                     -------                     -------
                                   -------                     -------                     -------

     Outstanding options to acquire 491,000 shares of stock at December 31, 1996 had exercise prices ranging from $18.00 to $19.88 per share and had a weighted-average remaining contractual life of 6.9 years. The balance of options outstanding at December 31, 1996 had exercise prices ranging from $12.63 to $14.44 per share and a weighted-average remaining contractual life of 9.1 years.

NOTE 9 -- SIGNIFICANT CUSTOMERS


     The Company's oil and gas sales at the wellhead are sold under contracts with various purchasers. For the year ended December 31, 1994, gas sales to Lone Star Gas Company and GPM Gas Corporation approximated 28% and 10% of total revenues, respectively. Sales to Lone Star Gas Company in 1995 represented 30% of total revenues for that year. For the year ended December 31, 1996, gas sales to Valero Industrial Gas L.P., HPL Resources Corp. and GPM Gas Corporation approximated 18%, 13% and 11% of total revenues, respectively. The Company believes that alternative purchasers are available, if necessary, to purchase its production at prices substantially similar to those received from these significant purchasers in 1996.

                        LOUIS DREYFUS NATURAL GAS CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 10 -- FINANCIAL INSTRUMENTS

     The following information is provided regarding the estimated fair value of certain on- and off-balance sheet financial instruments employed by the Company as of December 31, 1995 and 1996, and the methods and assumptions used to estimate the fair value of such financial instruments:

                                                         DECEMBER 31, 1995             DECEMBER 31, 1996
                                                     -------------------------      ------------------------
                                                      CARRYING         FAIR         CARRYING         FAIR
                                                       AMOUNT          VALUE         AMOUNT          VALUE
                                                     ----------      ---------      ---------      ---------
                                                                          (IN THOUSANDS)
     Fixed-price natural gas energy swaps:
          Sales contracts ........................   $     (760)     $  29,500      $      --      $  19,000
          Purchase contracts .....................           --         (4,000)            --          1,000
     Fixed-price natural gas collars .............          n/a            n/a             --          1,000
     Fixed-price natural gas physical delivery
          contracts (1) ..........................        2,186        209,000          1,940        168,000
     Natural gas basis swaps .....................          n/a            n/a             --          1,000
     Fixed-price crude oil energy swaps ..........           --          1,000             --             --
     Bank debt (2) ...............................     (216,000)      (216,000)      (245,000)      (245,000)
     Subordinated debt (2) .......................      (98,760)      (108,695)       (98,907)      (106,000)
     Interest rate swaps - fixed .................          152         (3,319)            --         (1,000)
     Interest rate swaps - floating ..............          n/a            n/a             --          1,000

----------------------------------------
(1) The Company's fixed-price delivery contracts, which are not financial instruments pursuant to Statement of Financial Accounting Standards No. 107, are presented for informational purposes only. See
     Note 11 -- Fixed-Price Contracts.
(2)  Carrying amounts do not include capitalized debt issuance costs. See
     Note 1 -- Significant Accounting Policies.

     Cash and cash equivalents, accounts receivable, short-term investments, deposits, accounts payable, revenues payable and accrued restoration liabilities were each estimated to have a fair value approximating the carrying amount due to the short maturity of those instruments or to the criteria used to determine carrying value in the financial statements.

     The "fair value" of the Company's Fixed-Price Contracts as of December
31, 1995 and 1996, was estimated based on market prices of natural gas and crude oil for the periods covered by the contracts. The net differential between the fixed (or floating) prices in each contract and market prices for future periods, as adjusted for estimated basis, has been applied to the volumes covered by each contract to arrive at an estimated future value.
This future value was then discounted at 10%. Due to the characteristics of the Company's contracts, an established market does not exist to determine a true fair value. Many factors, such as performance, basis and credit risks, have not been considered in the foregoing calculation. See Note 11 -- Fixed-Price Contracts and Note 13 -- Subsequent Events. This calculation measures the amount by which such contracts are in- or out-of-the money in relation to market prices at each respective year-end. Since Fixed-Price Contracts are used to hedge natural gas and crude oil prices, any change in the value associated with such contracts is expected to be offset by an opposite change in the value of the Company's reserves.

       The fair value of bank debt at December 31, 1995 and 1996 was estimated to approximate the carrying amount. The fair value of subordinated debt as of such dates is determined by applying an estimated credit spread to quoted yields for treasury notes with comparable maturities to such debt.
The fair value of the Company's interest rate swaps for each of the years presented is based on quoted market prices as of such dates.

                        LOUIS DREYFUS NATURAL GAS CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 11 -- FIXED-PRICE CONTRACTS

     DESCRIPTION OF CONTRACTS. The Company has entered into Fixed-Price Contracts to reduce its exposure to unfavorable changes in oil and gas prices which are subject to significant and often volatile fluctuation. The Company's Fixed-Price Contracts are comprised of long-term physical delivery contracts, energy swaps, collars, futures contracts, basis swaps and option agreements. These contracts allow the Company to predict with greater certainty the effective oil and gas prices to be received for its hedged production and benefit the Company when market prices are less than the fixed prices provided in its Fixed-Price Contracts. However, the Company will not benefit from market prices that are higher than the fixed prices in such contracts for its hedged production. In 1994, Fixed-Price Contracts hedged 98% of the Company's gas production not otherwise subject to fixed prices and 91% of its oil production. In 1995, Fixed-Price Contracts hedged 84% of the Company's gas production and 86% of its oil production. For the year ended December 31, 1996, Fixed-Price Contracts hedged 51% of the Company's gas production and 67% of its oil production. As of December 31, 1996, Fixed-Price Contracts are in place to hedge 349 Bcf of the Company's estimated future production from proved gas reserves and 362 MBbls of its estimated 1997 oil production.

     For energy swap sales contracts, the Company receives a fixed price for the respective commodity and pays a floating market price, as defined in each contract (generally NYMEX futures prices or a regional spot market index), to the counterparty. For physical delivery contracts, the Company purchases gas in the spot market at floating market prices and delivers such gas to the contract counterparty at a fixed price. Under energy swap purchase contracts, the Company pays a fixed price for the commodity and receives a floating market price.

     The following table summarizes the estimated volumes, fixed prices, fixed-price sales, fixed-price purchases and future net revenues (as defined below) attributable to the Company's Fixed-Price Contracts as of December 31, 1996.

                     LOUIS DREYFUS NATURAL GAS CORP.
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                          YEARS ENDING DECEMBER 31,                      BALANCE
                                       -------------------------------------------------------------     THROUGH
                                         1997         1998         1999         2000         2001         2017          TOTAL
                                       ---------    ---------    ---------    ---------    ---------    ---------    -----------
NATURAL GAS SWAPS,
  OPTIONS AND FUTURES
SALES CONTRACTS
Contract volumes (BBtu). . . . . .       6,068        13,825       15,825        9,830        7,475       29,832          82,855
Weighted-average fixed price
  per MMBtu (1). . . . . . . . . .     $  2.27      $   2.33     $   2.44     $   2.46     $   2.47     $   3.08      $     2.65
Future fixed-price sales (M$). . .     $13,802      $ 32,243     $ 38,629     $ 24,164     $ 18,446     $ 92,005      $  219,289
Future net revenues (M$)(2). . . .     $   362      $  2,381     $  3,973     $  2,489     $  1,852     $ 22,866      $   33,923

PURCHASE CONTRACTS
Contract volumes (BBtu). . . . . .      (2,425)       (9,125)     (10,950)       --            --           --           (22,500)
Weighted-average fixed price
  per MMBtu (1). . . . . . . . . .     $  2.05      $   2.09     $   2.18     $  --        $   --       $   --        $     2.13
Future fixed-price purchases (M$).     $(4,973)     $(19,108)    $(23,880)    $  --        $   --       $   --        $  (47,961)
Future net revenues (M$)(2). . . .     $   399      $    602     $    100     $  --        $   --       $   --        $    1,101

NATURAL GAS PHYSICAL
  DELIVERY CONTRACTS
Contract volumes (BBtu). . . . . .      33,111        36,060       28,204       26,749       27,300      134,096         285,520
Weighted-average fixed price
  per MMBtu (1). . . . . . . . . .     $  2.49      $   2.64     $   2.84     $   3.04     $   3.19     $   4.11      $     3.42
Future fixed-price sales (M$). . .     $82,442      $ 95,130     $ 80,125     $ 81,403     $ 86,963     $551,455      $  977,518
Future net revenues (M$)(2). . . .     $ 8,902      $ 17,782     $ 18,748     $ 22,486     $ 26,568     $210,070      $  304,556

TOTAL NATURAL GAS
  CONTRACTS (3)(4)
Contract volumes (BBtu). . . . . .      36,754        40,760       33,079       36,579       34,775      163,928         345,875
Weighted-average fixed price
  per MMBtu (1). . . . . . . . . .     $  2.48      $   2.66     $   2.87     $   2.89     $   3.03     $   3.93      $     3.32
Future fixed-price sales (M$). . .     $91,271      $108,265     $ 94,874     $105,567     $105,409     $643,460      $1,148,846
Future net revenues (M$)(2). . . .     $ 9,663      $ 20,765     $ 22,821     $ 24,975     $ 28,420     $232,936      $  339,580

CRUDE OIL SWAPS AND FUTURES
Contract volumes (MBbls). . . . . .        362          --           --           --           --           --               362
Weighted-average fixed price
  per Bbl (1) . . . . . . . . . . .    $ 22.32      $   --       $   --       $   --       $   --       $   --        $    22.32
Future fixed-price sales (M$) . . .    $ 8,080      $   --       $   --       $   --       $   --       $   --        $    8,080
Future net revenues (M$)(2) . . . .    $  (172)     $   --       $   --       $   --       $   --       $   --        $     (172)



----------

     (1) The Company expects the prices to be realized for its hedged production will vary from the prices shown due to location, quality and other factors which create a differential between wellhead prices and the floating prices under its Fixed-Price Contracts. See "Market Risk."

     (2) Future net revenues for any period are determined as the differential between the fixed prices provided by Fixed-Price Contracts and forward market prices as of December 31, 1996, as adjusted for basis. Future net revenues change as market prices and basis fluctuate. See "Market Risk."

     (3) Does not include basis swaps with notional volumes by year, as follows: 1997 - 21.0 TBtu; 1998 - 24.5 TBtu; 1999 - 19.0 TBtu; 2000
         - 21.3 TBtu; 2001 - 9.4 TBtu; and 2002 - 5.5 TBtu.

     (4) Does not include 3.0 TBtu of natural gas hedged by fixed-price collars for January through September 1997 with a weighted-average floor price of $2.30 per MMBtu and a weighted-average ceiling price of $2.84 per MMBtu.

     The estimates of the future net revenues and present value of the Company's Fixed-Price Contracts contained herein are computed based on the difference between the prices provided by the Fixed-Price Contracts and forward market prices as of the specified date. Such estimates do not necessarily represent the fair market value of the Company's Fixed-Price Contracts or the actual future net revenues that will be received. The forward market prices for natural gas and oil are highly volatile, are dependent upon supply and demand factors in such forward market and may not correspond to the actual market prices at the settlement dates of the Company's Fixed-Price Contracts. Such forward market prices are available in a limited over-the-counter market and are obtained from sources the Company believes to be reliable.

     ACCOUNTING. The differential between the fixed price and the floating price for each contract settlement period multiplied by the associated contract volumes is the contract profit or loss. The realized contract profit or loss is included in oil and gas sales in the period for which the underlying commodity was hedged. All of the Company's Fixed-Price Contracts have been executed in connection with its natural gas and crude oil hedging program and not for trading purposes. Consequently, no amounts are reflected in the Company's balance sheets or income statements related to changes in market value of the contracts. If a Fixed-Price Contract is

                        LOUIS DREYFUS NATURAL GAS CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

liquidated or sold prior to maturity, the gain or loss is deferred and amortized into oil and gas sales over the original term of the contract. Prepayments received under Fixed-Price Contracts with continuing performance obligations are recorded as deferred revenue and amortized into oil and gas sales over the term of the underlying contract. Also see Note 1 -- Significant Accounting Policies -- Hedging.

     In June 1996, the Company and an unaffiliated counterparty to one of its fixed-price contracts amended the terms of a fixed-priced natural gas contract to monetize the premium in the fixed prices provided by the contract. Pursuant to the amendment, the Company received a non-refundable payment in the amount of $25.0 million. As consideration for this payment, the weighted-average fixed price over the remaining 17 years of the contract was reduced from an average price of $3.20 per MMBtu to an average price of $2.37 per MMBtu, approximating the forward market prices for natural gas at the time. The payment has been reflected in the Company's balance sheet as a deferred hedging gain and is being amortized into earnings over the life of the original contract.

     CREDIT RISK. The terms of the Company's Fixed-Price Contracts generally provide for monthly settlements and energy swap contracts provide for the netting of payments. The counterparties to the contracts are comprised of independent power producers, pipeline marketing affiliates, financial institutions, a municipality and S.A. Louis Dreyfus et Cie, among others. In some cases, the Company requires letters of credit or corporate guarantees to secure the performance obligations of the contract counterparty. Should a counterparty to a contract default on a contract, there can be no assurance that the Company would be able to enter into a new contract with a third party on terms comparable to the original contract. The loss of a contract would subject a greater portion of the Company's oil and gas production to market prices and could adversely affect the carrying value of the Company's oil and gas properties and the amount of borrowing capacity available under the Credit Facility. The Company has not experienced non-performance by any counterparty.

     Two Fixed-Price Contracts which hedge an aggregate 106 Bcf of natural gas as of December 31, 1996 are with independent power producers ("IPPs") who sell electrical power under firm fixed-price contracts to Niagara Mohawk Corporation ("NIMO"), a New York state utility. As of December 31, 1996, the net present value of the differential between the fixed prices provided by these contracts and forward market prices, as adjusted for basis and discounted at 10%, was $135 million, or 71% of such net present value attributable to all of the Company's Fixed-Price Contracts. This premium in the fixed prices is not reflected in the Company's financial statements until realized. For the years ended December 31, 1994, 1995 and 1996, these contracts contributed $5.1 million, $9.6 million and $.9 million, respectively, to natural gas sales. The ability of these IPPs to perform their obligations to the Company is largely dependent on the continued performance by NIMO of its power purchase obligations to the counterparties. NIMO has taken aggressive regulatory, judicial and contractual actions in recent years seeking to curtail power purchase obligations, including its obligations to the IPPs that are counterparties to the Company's Fixed-Price Contracts described above, and has further stated that its future financial prospects are dependent on its ability to resolve these obligations, along with other matters. As of December 31, 1996, NIMO had not been successful in these actions. On August 1, 1996, NIMO announced an offer to terminate 44 independent power contracts, including those to the Company's counterparties, in exchange for a combination of cash and debt securities from a newly restructured NIMO. As of December 31, 1996, the terms of the offer had not been made public. See Note 13 -- Subsequent Events.

     MARKET RISK. The Company's Fixed-Price Contracts at December 31, 1996, hedge 349 Bcf of proved natural gas reserves, substantially all of which are proved developed reserves, and 362 MBbls of oil, at fixed prices. These contract quantities represent 41% and 2% of the Company's estimated proved natural gas and crude oil reserves, respectively, as of December 31, 1996.
If the Company's proved reserves are produced at rates less than anticipated, the volumes specified under the Fixed-Price Contracts may exceed production volumes. In such case, the Company would be required to satisfy its contractual commitments at market prices

                        LOUIS DREYFUS NATURAL GAS CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

in effect for each settlement period, which may be above the contract price, without a corresponding offset in wellhead revenue for any excess volumes. The Company expects future production volumes to be equal to or greater than the volumes provided in its contracts.

     The differential between the floating price paid under each energy swap contract, or the cost of gas to supply physical delivery contracts, and the price received at the wellhead for the Company's production is termed "basis" and is the result of differences in location, quality, contract terms, timing and other variables. The effective price realizations which result from the Company's Fixed-Price Contracts are affected by movements in basis. For the years ended December 31, 1994, 1995 and 1996, the Company received on an Mcf basis approximately 11%, 3% and 3% less than the prices specified in its natural gas Fixed-Price Contracts, respectively, due to basis. Such results do not include a $4.3 million basis loss recognized in the fourth quarter of 1995, discussed below. For its oil production hedged by crude oil Fixed-Price Contracts, the Company realized approximately 8%, 7% and 4% less than the specified contract prices for such years, respectively. Basis movements can result from a number of variables, including regional supply and demand factors, changes in the Company's portfolio of Fixed-Price Contracts and the composition of the Company's producing property base.
Basis movements are generally considerably less than the price movements affecting the underlying commodity, but their effect can be significant. A 1% move in price realization for hedged natural gas in 1997 represents a $913,000 change in gas sales. A 1% change in price realization for hedged oil production in 1997 represents an $81,000 change in oil sales. The Company actively manages its exposure to basis movements and from time to time will enter into contracts designed to reduce such exposure.

     In the first quarter of 1996, the Company experienced a significant widening of basis for certain of its Fixed-Price Contracts. These particular contracts have floating indices tied to the NYMEX natural gas contract or involve the purchase of gas in the spot market priced at or near the Henry Hub delivery point in Louisiana. Due to a significant increase in demand for natural gas in the Northeastern region of the United States, NYMEX prices for natural gas rose disproportionately in relation to the regional market prices received for the Company's natural gas. This temporary loss of correlation resulted in a $4.3 million charge in the fourth quarter of 1995 (when the anomaly was identified) to reflect the estimated basis loss incurred. To reduce exposure to Henry Hub basis volatility, the Company canceled a 20-Bcf contract with S.A. Louis Dreyfus et Cie in January 1996, receiving $1.6 million in proceeds. These proceeds are being amortized into oil and gas sales over the original 19-month contract term which commenced January 1996. The Company has also entered into several basis swaps with unaffiliated parties which are designed to substantially reduce exposure to basis volatility over the next six years.

     MARGINING. The Company is required to post margin in the form of bank letters of credit or treasury bills under certain of its Fixed-Price Contracts. In some cases, the amount of such margin is fixed; in others, the amount changes as the market value of the respective contract changes, or if certain financial tests are not met. For the years ended December 31, 1994, 1995 and 1996, the maximum aggregate amount of margin posted by the Company was $41.0 million, $23.4 million and $25.9 million, respectively. If natural gas prices were to rise, or if the Company fails to meet the financial tests contained in certain of its Fixed-Price Contracts, margin requirements could increase significantly. The Company believes that it will be able to meet such requirements through the Credit Facility and such other credit lines that it has or may obtain in the future. If the Company is unable to meet its margin requirements, a contract could be terminated and the Company could be required to pay damages to the counterparty which generally approximate the cost to the counterparty of replacing the contract. At December 31, 1996, the Company had issued margin in the form of letters of credit and treasury bills totaling $20.3 million and $5.6 million, respectively. In addition, approximately 30 Bcf of the Company's proved gas reserves are mortgaged to a Fixed-Price Contract counterparty, securing the Company's performance under the associated contract.

                     LOUIS DREYFUS NATURAL GAS CORP.
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



NOTE 12 -- SUPPLEMENTAL INFORMATION - OIL AND GAS RESERVES (UNAUDITED)

     The following information summarizes the Company's net proved reserves of crude oil and natural gas and the present values thereof for the three years ended December 31, 1994, 1995 and 1996. Reserve estimates for these years have been prepared by the Company's petroleum engineers and reviewed by an independent engineering firm. All studies have been prepared in accordance with regulations prescribed by the Securities and Exchange Commission. Future net revenue is estimated by such engineers using oil and gas prices in effect as of the end of each respective year with price escalations permitted only for those properties which have wellhead contracts allowing specific increases. Future operating costs estimated in each study are based on historical operating costs incurred. Reserve quantity estimates are calculated without regard to prices in the Company's Fixed-Price Contracts.

     The reliability of any reserve estimate is a function of the quality of available information and of engineering interpretation and judgment. Such estimates are susceptible to revision in light of subsequent drilling and production history or as a result of changes in economic conditions.

     ESTIMATED QUANTITIES OF OIL AND GAS RESERVES (UNAUDITED). The following table sets forth the Company's estimated proved reserves, all of which are located in the United States, for the years ended December 31, 1994, 1995 and 1996:

                                                     1994                          1995                          1996
                                            -----------------------       ----------------------         -------------------
                                              OIL             GAS           OIL            GAS             OIL         GAS
                                            (MBBLS)          (MMCF)       (MBBLS)         (MMCF)         (MBBLS)      (MMCF)
                                            -------          ------       -------         ------         -------      ------
     PROVED RESERVES
     Beginning of year.....................  20,867         502,018        19,317         574,025        20,360      753,919
     Acquisition of proved reserves........   1,569          46,649         1,439         181,867         2,173       62,497
     Extensions and discoveries............     210          54,439           949          66,382         2,643       76,873
     Revisions of previous estimates.......  (1,344)         15,219         1,544          (7,738)          335       19,939
     Sales of reserves in place............    (112)         (1,218)       (1,194)         (9,353)         (165)        (119)
     Production............................  (1,873)        (43,082)       (1,695)        (51,264)       (1,849)     (63,910)
                                             ------         -------        ------         -------        ------      -------
     End of year (1).......................  19,317         574,025        20,360         753,919        23,497      849,199
                                             ------         -------        ------         -------        ------      -------
                                             ------         -------        ------         -------        ------      -------
     PROVED DEVELOPED RESERVES
     Beginning of year.....................  14,839         378,000        13,089         433,306        14,839      630,604
                                             ------         -------        ------         -------        ------      -------
                                             ------         -------        ------         -------        ------      -------


     End of year (1).......................  13,089         433,306        14,839         630,604        17,894      709,712
                                             ------         -------        ------         -------        ------      -------
                                             ------         -------        ------         -------        ------      -------

     -------------------------------------

     (1) Totals for 1996 includes 5.5 MMBbls of proved oil reserves and 1.5 Bcf of proved natural gas reserves attributable to the Company's Levelland properties which were sold in January 1997. See Note 13 -- Subsequent Events.

     STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED). The following table reflects the standardized measure of discounted future net cash flows relating to the Company's interests in proved oil and gas reserves. The future net cash inflows were developed as follows:

          (1)  -    Estimates were made of quantities of proved
                    reserves and the future periods in which they are expected to be produced based on year-end economic conditions.

          (2)  -    The estimated cash flows from future production of proved
                    reserves were prepared on the basis of prices received at December 31, 1994, 1995 and 1996, as adjusted for the effects of the Company's existing Fixed-Price Contracts, as follows: 1994 - $16.08 per Bbl, $2.61 per Mcf; 1995 -
                    $17.80 per Bbl, $2.60 per Mcf; and 1996 - $24.66 per Bbl,
                    $3.55 per Mcf.

                     LOUIS DREYFUS NATURAL GAS CORP.
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

          (3)  -    The resulting future gross revenue streams were reduced
                    by estimated future costs to develop and to produce the proved reserves, based on year-end estimates.

          (4)  -    Future income taxes were computed by applying the
                    appropriate statutory tax rates to the future pre-tax net cash flows less the current tax basis of the properties involved and related carryforwards, giving effect to permanent differences and tax credits.

          (5)  -    The resulting future net revenue streams were reduced to
                    present value amounts by applying a 10% discount factor.

                          LOUIS DREYFUS NATURAL GAS CORP.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                                                                             DECEMBER 31,
                                                                           -------------------------------------------------
                                                                               1994             1995                 1996
                                                                           ------------     ------------        ------------
                                                                                            (IN THOUSANDS)
     Future cash inflows.................................................  $  1,806,890     $  2,325,573        $  3,596,493
     Future production costs.............................................      (467,704)        (686,476)         (1,053,989)
     Future development costs............................................      (119,426)        (107,596)           (125,074)
     Discount at 10% per year............................................      (603,755)        (793,989)         (1,299,696)
                                                                           ------------     ------------        ------------
     Net present value of future net revenues............................       616,005          737,512           1,117,734
     Discounted future income taxes......................................      (139,184)        (174,215)           (314,290)
                                                                           ------------     ------------        ------------
     Standardized measure of discounted future net cash flows (1) (2)....  $    476,821     $    563,297        $    803,444
                                                                           ------------     ------------        ------------
                                                                           ------------     ------------        ------------

     -------------------------------------
     (1) The standardized measure of discounted future net cash flows excluding the effect of the Company's Fixed-Price Contracts was $316.8 million, $431.0 million and $922.6 million as of December 31, 1994, 1995 and 1996, respectively.

     (2) The standardized measure of discounted future net cash flows as of December 31, 1996 includes $25.8 million attributable to the Company's Levelland properties which were sold in January 1997. See Note 13 -- Subsequent Events.

     The standardized measure information in the preceding table was derived from estimates of the Company's proved oil and gas reserves contained in studies prepared by petroleum engineers. These studies calculate the discounted present value of future net revenues from the Company's proved oil and gas reserves, determined without regard for the Company's Fixed-Price Contracts or consideration for future income tax consequences, at $359 million, $524 million and $1.304 billion as of December 31, 1994, 1995 and 1996, respectively. The standardized measure calculation, prepared pursuant to the provisions of Statement of Financial Accounting Standards No. 69, does not purport to represent the fair market value of the Company's oil and gas reserves. The foregoing information is presented for comparative purposes as of the Company's year-end and is not intended to reflect any changes in value which may result from future price fluctuations.

     Increases in the standardized measure calculation and the net present value of future net revenues, including the effects of Fixed-Price Contracts, for 1996 were due, in part, to a significant increase in December 1996 natural gas and crude oil prices. Holding the reserve quantities set forth in the December 31, 1996 reserve study constant, the impact of using average 1996 natural gas and oil prices of $2.63 per Mcf and $21.18 per Bbl would have been to lower the standardized measure and present value calculations to $632 million and $834 million, respectively.

                              LOUIS DREYFUS NATRUAL GAS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     CHANGES RELATING TO THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED). The principal changes in the standardized measure of discounted future net cash flows attributable to the Company's oil and gas reserves for the years ended December 31, 1994, 1995 and 1996, were as follows:


                                                                               YEARS ENDED DECEMBER 31,
                                                                       ----------------------------------------
                                                                          1994            1995           1996
                                                                       ----------      ---------       --------
                                                                                     (IN THOUSANDS)
     Balance, beginning of year..................................... $    457,579   $    476,821   $    563,297
     Acquisitions of proved reserves................................       32,105        116,229        116,263
     Extensions and discoveries, net of future development costs....       28,731         52,823        147,817
     Revisions of previous quantity estimates.......................        7,493          1,623         26,431
     Oil and gas sales, net of production costs.....................     (104,871)      (128,014)      (140,943)
     Sales of reserves in place.....................................       (1,935)        (7,953)          (614)
     Net changes in sales prices and production costs...............       13,303         48,242        140,205
     Development costs incurred and changes in estimated future
          development costs.........................................        3,188         30,279         13,099
     Net change in income taxes.....................................       (7,776)       (35,031)      (140,076)
     Accretion of discount..........................................       58,899         61,600         73,751
     Changes in timing of production and other (1)..................       (9,895)       (53,322)         4,214
                                                                     ------------   ------------   ------------

     Balance, end of year........................................... $    476,821   $    563,297   $    803,444
                                                                     ------------   ------------   ------------
                                                                     ------------   ------------   ------------

     (1) The decrease in this caption for 1995 reflects the impact of a higher average discount rate resulting from a change in the timing of future cash flows.

NOTE 13 -- SUBSEQUENT EVENTS

     PROPERTY SALE. In January 1997, the Company completed the sale of its West Texas Levelland field to an unrelated third party. The Company received total sales proceeds of $27.1 million, subject to closing costs and adjustments. The sale will result in an estimated pre-tax gain, after sales commission, of $8.5 million, to be recorded in the first quarter of 1997. At December 31, 1996, the Levelland field had 5.5 MMBbls of proved oil reserves and 1.5 Bcf of proved natural gas reserves, net to the Company's interest. The proceeds were applied to outstanding indebtedness under the Credit Facility.

     NIMO. On March 10, 1997, NIMO announced that an agreement in principle had been reached with 19 IPPs, including those which are counterparties to the Company's contracts, to restructure or terminate numerous power purchase contracts. This agreement in principle is subject to negotiation of final agreements, regulatory and shareholder approvals and other conditions, and the specific terms of the proposed agreements with the Company's counterparties have not been disclosed to the Company. The Company is unable to determine the effect of these proposed agreements on the Company.
However, to the extent NIMO is successful in reducing its obligations to purchase power from the Company's counterparties, the ability of such counterparties to continue to purchase natural gas from the Company under existing Fixed-Price Contracts may be adversely affected, which may in turn have an adverse effect on the Company. See Note 11 -- Fixed Price Contracts.

                        LOUIS DREYFUS NATURAL GAS CORP.
             Notes to Consolidated Financial Statements (continued)

NOTE 14 -- QUARTERLY RESULTS  (unaudited)

                                                       1995                                        1996
                                     ----------------------------------------    ----------------------------------------
                                      FIRST     SECOND      THIRD     FOURTH      FIRST     SECOND      THIRD     FOURTH
                                     QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER
                                     -------    -------    -------    -------    -------    -------    -------    -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
     Revenues (1) . . . . . . . . .  $39,410    $38,173    $43,554    $41,811    $39,850    $45,816    $48,988    $54,851
     Operating profit (loss) (2). .   17,526     17,594     18,596        (50)    14,570     17,376     20,395     22,392
     Net income (loss) (2). . . . .    5,804      5,732      5,591     (6,110)     2,252      4,534      6,510      7,806
     Net income (loss) per share. .      .21        .21        .20       (.22)       .08        .16        .23        .28

----------------------------------------
     (1) Increases in revenues are largely attributable to development activities during 1995 and 1996 and the acquisition of proved reserves in the third quarter of 1995 and the second quarter of 1996. See
         Note 3 -- Property Acquisitions.
     (2) The operating loss and the net loss in the fourth quarter of 1995 were primarily due to a $15.7 million impairment charge recorded in connection with the adoption of SFAS 121 and the recognition of a $4.3 million basis loss. See Note 1 -- Significant Accounting Policies and
         Note 11 -- Fixed-Price Contracts.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                      -----------------------

                         TABLE OF CONTENTS

                                                               PAGE
                                                               ----

Prospectus Summary ............................................   3
Risk Factors ..................................................   9
Use of Proceeds ...............................................  13
Capitalization ................................................  14
Price Range of Common Stock and
   Dividend Policy ............................................  15
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations ..............................................  16
Business and Properties .......................................  30
Management ....................................................  44
Selling Shareholder and Principal
   Shareholders ...............................................  47
Description of Capital Stock ..................................  49
Certain United States Tax Consequences
   to Non-United States Holders ...............................  51
Underwriting ..................................................  53
Legal Matters .................................................  56
Experts .......................................................  56
Available Information .........................................  57
Incorporation of Certain
   Documents by Reference .....................................  57
Certain Definitions ...........................................  58
Index to Consolidated Financial
   Statements ................................................. F-1



5,500,000 SHARES

LOUIS DREYFUS
NATURAL GAS
CORP.

COMMON STOCK
($.01 PAR VALUE)











SALOMON BROTHERS INC

CREDIT SUISSE FIRST BOSTON

HOWARD, WEIL
LABOUISSE, FRIEDRICHS
    INCORPORATED

MORGAN STANLEY & CO.
    INCORPORATED


Prospectus
Dated            , 1997

[ALTERNATE INTERNATIONAL PAGE]


Subject to Completion
March __, 1997


PROSPECTUS

5,500,000 SHARES

LOUIS DREYFUS NATURAL GAS CORP.

COMMON STOCK
($.01 PAR VALUE)

Of the shares of Common Stock, $.01 par value per share (the "Common Stock"), being offered, 2,750,000 shares are being sold by Louis Dreyfus Natural Gas Corp. (the "Company"), and 2,750,000 shares are being sold by the Selling Shareholder. See "Selling Shareholder and Principal Shareholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholder.

Of the shares being offered, 825,000 shares are being offered outside the United States and Canada (the "International Offering") and 4,675,000 shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, collectively with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters. The Price to Public and Underwriting Discount per share will be identical for the International Offering and the U.S. Offering. See "Underwriting." The closings of the International Offering and U.S. Offering are conditioned upon each other.


The Common Stock is listed on the New York Stock Exchange under the symbol "LD." On March 14, 1997, the last reported sale price for the Common Stock, as reported on the New York Stock Exchange Composite Transactions Tape, was $15.62 per share. See "Price Range of Common Stock and Dividend Policy."


SEE "RISK FACTORS" COMMENCING ON PAGE 9 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------
                                                                PROCEEDS TO
                        PRICE TO   UNDERWRITING   PROCEEDS TO   SELLING
                        PUBLIC     DISCOUNT       COMPANY(1)    SHAREHOLDER(1)

Per Share. . . . . . . .$          $              $             $
Total (2). . . . . . .. $          $              $             $
-------------------------------------------------------------------------------

(1) Before deducting offering expenses estimated at $350,000, all of which are payable by the Company.
(2) The Selling Shareholder has granted to the International Underwriters and the U.S. Underwriters 30-day options to purchase up to an aggregate of 825,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholder will be $___________, $___________ and $___________, respectively.  See "Underwriting."

The shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The Depository Trust Company, on or about _____________________, 1997.

SALOMON BROTHERS INTERNATIONAL LIMITED
            CREDIT SUISSE FIRST BOSTON
                                HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                        INCORPORATED
                                                 MORGAN, STANLEY & CO.
                                                     INTERNATIONAL

The date of this Prospectus is _____________________, 1997.

[ALTERNATE INTERNATIONAL PAGE]   UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "International Underwriting Agreement") among the Company, the Selling Shareholder and each of the underwriters named below (the "International Underwriters"), for whom Salomon Brothers International Limited, Credit Suisse First Boston (Europe) Limited, Howard, Weil, Labouisse, Friedrichs Incorporated and Morgan Stanley & Co. International Limited are acting as representatives (the "International Representatives"), the Company and the Selling Shareholder have agreed to sell each of the International Underwriters and each such International Underwriter has severally agreed to purchase from the Company and the Selling Shareholder the aggregate number of shares of Common Stock set forth opposite its name below:


                                                                       NUMBER
INTERNATIONAL UNDERWRITERS                                            OF SHARES
--------------------------                                            ---------
Salomon Brothers International Limited ........................
Credit Suisse First Boston (Europe) Limited ...................
Howard, Weil, Labouisse, Friedrichs Incorporated ..............
Morgan Stanley & Co. International Limited ....................

                                                                      ---------
      Total ...................................................         825,000
                                                                      ---------
                                                                      ---------
     In addition, the Company and the Selling Shareholder have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Credit Suisse
First Boston Corporation, Howard, Weil, Labouisse, Friedrichs Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives (the
"U.S. Representatives"), providing for the concurrent offer and sale of shares of Common Stock in the U.S. and Canada. The closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement, and the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to sale of the shares of Common Stock pursuant to the International Underwriting Agreement. The public offering price and underwriting discounts and concessions per share for the International
Offering and the U.S. Offering will be identical.

     The U.S. Underwriting Agreement provides that the several U.S. Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased. In the event of default by any U.S. Underwriters, the U.S. Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The U.S. Underwriters have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $     per share. The
U.S. Underwriters may allow, and such dealers may reallow, a concession not
in excess of $      per share on sales to certain other dealers. After the
initial offering, the price to public and concessions to dealers may be changed.

     Each U.S. Underwriter has severally agreed that, as part of the distribution of the U.S. Offering, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the International Offering, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus

[ALTERNATE INTERNATIONAL PAGE]

related to the International Offering to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters described below. "United States or Canadian Person" means any person who is a natural citizen or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.


     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made. Each International Underwriter has severally agreed that (i) it has not offered or sold and, prior to the expiry of six months from the closing of the International Offering, will not offer or sell any shares of Common Stock in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether a principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of The Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock, in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue and pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or a person to whom the document may otherwise lawfully be issued or passed on.


     The U.S. Underwriters and the International Underwriters have entered into an agreement that provides for the coordination of their activities (the "Agreement Between U.S. Underwriters and International Underwriters"). Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The per share price of any shares of Common Stock so sold shall be the initial public offering price set forth on the cover page of this Prospectus, less an amount not greater than the concession to securities dealers set forth above. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Selling Shareholder has granted to the U.S. Underwriters and the International Underwriters options to purchase up to an additional aggregate of 701,250 and 123,750 shares of Common Stock, respectively, at the initial public offering price less the aggregate underwriting discounts and concessions, solely to cover over-allotments. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and International Underwriters exercise such options, each of the U.S. Underwriters or International Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment, as applicable.

     For a period of 90 days after the date of this Prospectus, the Company, the Selling Shareholder, and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock, file or cause to be filed a registration statement with the Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of capital stock of the Company or publicly announce the intention to effect any such transaction, in each case, without the prior written consent of Salomon Brothers Inc and Salomon Brothers International Limited except (a) the Company may register the Common Stock and the Company and the

[ALTERNATE INTERNATIONAL PAGE]

Selling Shareholder may sell the shares of Common Stock offered in the Offerings, (b) the Selling Shareholder may sell the shares of Common Stock pursuant to the exercise of the Underwriters' over-allotment options and (c) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees.

     No action has been taken or will be taken in any jurisdiction by the Company, the U.S. Underwriters or the International Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company, the U.S. Underwriters and the International Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.


     The Company and the Selling Shareholder have agreed to indemnify the U.S. Underwriters against certain civil liabilities, including certain liabilities under the Securities Act, or contribute to payments the U.S. Underwriters may be required to make in respect thereof.

     In connection with the Offerings, certain U.S. Underwriters and International Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The U.S. Underwriters and the International Underwriters also may create short positions for the accounts of the U.S. Underwriters and the International Underwriters, respectively, by selling more Common Stock in connection with the Offerings than they are committed to purchase from the Company and the Selling Shareholder, and in such cases may purchase Common Stock in the open market following completion of the Offerings to cover all or a portion of such short positions. In addition, Salomon Brothers Inc, on behalf of the U.S. Underwriters and Salomon Brothers International Limited, on behalf of the International Underwriters, may impose "penalty bids" under contractual arrangements with the U.S. Underwriters and the International Underwriters whereby they may reclaim from a U.S. or International Underwriter (or dealer participating in the Offerings) for the account of the other U.S. Underwriters or International Underwriters, the selling concession with respect to Common Stock that is distributed in the Offerings but subsequently purchased for the account of the U.S. Underwriters or the International Underwriters in the open market, as the case may be. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

[ALTERNATE INTERNATIONAL PAGE]

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                      -----------------------

                         TABLE OF CONTENTS

                                                               PAGE
                                                               ----

Prospectus Summary ............................................   3
Risk Factors ..................................................   9
Use of Proceeds ...............................................  13
Capitalization ................................................  14
Price Range of Common Stock and
   Dividend Policy ............................................  15
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations ..............................................  16
Business and Properties .......................................  30
Management ....................................................  44
Selling Shareholder and Principal
   Shareholders ...............................................  47
Description of Capital Stock ..................................  49
Certain United States Tax Consequences
   to Non-United States Holders ...............................  51
Underwriting ..................................................  53
Legal Matters .................................................  56
Experts .......................................................  56
Available Information .........................................  57
Incorporation of Certain
   Documents by Reference .....................................  57
Certain Definitions ...........................................  58
Index to Consolidated Financial
   Statements ................................................. F-1




5,500,000 SHARES


LOUIS DREYFUS
NATURAL GAS
CORP.


COMMON STOCK
($.01 PAR VALUE)








SALOMON BROTHERS
INTERNATIONAL LIMITED

CREDIT SUISSE FIRST BOSTON

HOWARD, WEIL
LABOUISSE, FRIEDRICHS
    INCORPORATED

MORGAN STANLEY & CO.
   INTERNATIONAL



PROSPECTUS
DATED                     , 1997

                              PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an itemization of the costs, other than underwriting discounts and commissions, incurred by the Registrant in connection with the offer and sale of the securities registered hereby. Pursuant to a Registration Rights Agreement between the Registrant and the Selling Shareholder, all such costs are payable by the Registrant. All amounts shown are estimates except the Securities and Exchange Commission registration fee, the NASD fee and the NYSE listing fee.


Securities and Exchange Commission
   Registration Fee .........................................      $ 33,062
NASD Fee ....................................................        11,411
NYSE Listing Fee ............................................         9,625
Blue Sky Fees and Expenses (including fees of counsel) ......        20,000
Printing Expenses ...........................................        75,000
Legal Fees and Expenses (other than Blue Sky) ...............        50,000
Accounting Fees and Expenses ................................        35,000
Transfer Agent and Registrar Fees ...........................         5,000
Miscellaneous ...............................................       110,902
                                                                   --------
   Total ....................................................      $350,000
                                                                   --------
                                                                   --------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation provides that, pursuant to Oklahoma law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. The provision in the Certificate of Incorporation does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Oklahoma law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, as well as for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Oklahoma law. The provision also does not affect a director's responsibilities under any other law, such as the state or federal securities laws.

       Under Section 1031 of the Oklahoma General Corporation Act, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     The Registrant's Certificate of Incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by Oklahoma law. The Certificate of Incorporation requires the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, in the case of a derivative action, an officer or director will not be entitled to indemnification in respect of any claim, issue or matter as to which such person is adjudged to be liable to the Registrant, unless and only to the extent that the court in which the action was brought determines that such person is fairly and reasonably entitled to indemnity for expenses.

     The Registrant has entered into Indemnification Agreements with each director of the Registrant which require the Registrant to indemnify such persons against certain liabilities and expenses incurred by any such persons by reason of their status or service as directors of the Registrant. The Indemnification Agreements also set forth procedures that will apply in the event of a claim for indemnification under such agreements. In addition, the Indemnification Agreements require that the Registrant use commercially reasonable efforts to maintain policies of directors' liability insurance.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     Pursuant to a Registration Rights Agreement between the Registrant and the Selling Shareholder, the Registrant has agreed to indemnify the Selling Shareholder and its officers, directors and controlling persons, and the Selling Shareholder has agreed to indemnify the Company and its officers, directors and controlling persons, against certain liabilities under the Securities Act or otherwise.

     The Underwriting Agreement filed as an exhibit to this registration statement provides for indemnification by the Underwriters of the Registrant and its officers, directors and controlling persons, and by the Registrant of the Underwriters for certain liabilities arising under the Securities Act or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant understands that the Securities and Exchange Commission is of the opinion that such indemnification may contravene public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.  EXHIBITS

     See Index to Exhibits immediately following the Signature Pages hereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable ground to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on March 18, 1997.

                                        LOUIS DREYFUS NATURAL GAS CORP.

                                        By: /s/ Peter B. Fritzinger
                                            ---------------------------
                                                Peter B. Fritzinger
                                                Chief Financial Officer

     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


    Signature                     Title                              Date
    ---------                     -----                              ----

Mark E. Monroe       *       President, Chief Executive          March 18, 1997
-------------------          Officer and Director (principal
Mark E. Monroe               executive officer)


Richard E. Bross     *       Executive Vice President            March 18, 1997
-------------------          and Director
Richard E. Bross


/s/ Peter B. Fritzinger      Chief Financial Officer and         March 18, 1997
------------------------     Treasurer (principal financial
Peter B. Fritzinger          officer)


Jeffrey A. Bonney    *       Vice President and Chief            March 18, 1997
-------------------          Accounting Officer
Jeffrey A. Bonney            (principal accounting officer)


Simon B. Rich, Jr.   *       Chairman of the Board of            March 18, 1997
-------------------          Directors
Simon B. Rich, Jr.


Daniel R. Finn, Jr.  *       Director                            March 18, 1997
-------------------
Daniel R. Finn, Jr.


John J. Hogan, Jr.   *       Director                            March 18, 1997
-------------------
John J. Hogan, Jr.


Gerard Louis-Dreyfus *       Director                            March 18, 1997
--------------------
Gerard Louis-Dreyfus


James T. Rodgers, III *      Director                            March 18, 1997
---------------------
James T. Rodgers, III


*  By /s/ Peter B. Fritzinger
      -----------------------
      Peter B. Fritzinger
      Attorney-in-fact

                        LOUIS DREYFUS NATURAL GAS CORP.
              AMENDMENT NO. 2 TO FORM S-3 REGISTRATION STATEMENT

                              INDEX TO EXHIBITS


NO.                         DESCRIPTION
---                         -----------
1.1       Form of U.S. Underwriting Agreement.

1.2       Form of International Underwriting Agreement.

2.1 Plan of Reorganization and Agreement of Merger dated August 31, 1993 among the Registrant, LDRC Energy, Inc., Louis Dreyfus Reserves Holding Corp., Louis Dreyfus Reserves Corp. and Louis Dreyfus Gas Holdings, Inc. (Incorporated by reference to Exhibit 2.1 of the Registrant's Registration Statement on Form S-1, Registration
          No. 33-69102).

2.2 Plan of Reorganization and Agreement of Merger dated October 22, 1993 among the Registrant, Louis Dreyfus Exchanges Ltd., LDNG Hydrocarbons, Inc. and LDNG Gas Company, Inc. (Incorporated by reference to Exhibit
          2.2 of the Registrant's Registration Statement on Form S-1, Registration No. 33-69102).

4.1 Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-1, Registration No. 33-69102).

4.2 Certificate of Merger of the Registrant dated September 9, 1993 (Incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1, Registration No. 33-69102).

4.3 Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form S-1, Registration No. 33-69102).

4.4 Certificate of Merger of the Registrant dated November 1, 1993 (Incorporated by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form S-1, Registration No. 33-69102).

5.1* Opinion of Crowe & Dunlevy, A Professional Corporation, as to legality of the Common Stock registered hereby.

23.1      Consent of Ernst & Young LLP.

23.2      Consent of Ryder Scott Company.

23.3*     Consent of Crowe & Dunlevy, A Professional Corporation (Contained in
          Exhibit 5.1).

24.1* Powers of Attorney of Mark E. Monroe, Richard E. Bross, Jeffrey A. Bonney, Daniel R. Finn, Jr., John J. Hogan, Jr. and James T. Rodgers, III.

24.2* Powers of Attorney of Peter B. Fritzinger, Simon B. Rich, Jr., and Gerard Louis-Dreyfus.

--------------------------
*     Previously filed.

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